     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1996

                                                       REGISTRATION NO. 333-5501
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            THE TJX COMPANIES, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                         04-2207613
   (State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                       Identification Number)

                              770 COCHITUATE ROAD
                        FRAMINGHAM, MASSACHUSETTS 01701
                                 (508) 390-1000

      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               DONALD G. CAMPBELL
                      Executive Vice President -- Finance
                            The TJX Companies, Inc.
                              770 Cochituate Road
                        Framingham, Massachusetts 01701
                                 (508) 390-1000
  (Name and address, including zip code, and telephone number, including area code, of agent for service of process)
                             ---------------------
                                   COPIES TO:

    ARTHUR G. SILER, ESQ.            KIRK A. DAVENPORT, ESQ.            DENNIS S. HERSCH, ESQ.
         ROPES & GRAY                    LATHAM & WATKINS               DAVIS POLK & WARDWELL
   ONE INTERNATIONAL PLACE         885 THIRD AVENUE, SUITE 1000          450 LEXINGTON AVENUE
 BOSTON, MASSACHUSETTS 02110            NEW YORK, NY 10022             NEW YORK, NEW YORK 10017
        (617) 951-7000                    (212) 906-1200                    (212) 450-4890

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Registration Statement is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /
     If this Registration Statement is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                             ---------------------
     Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included herein contains a combined Prospectus that also relates to a total of $50,000,000 of debt securities of the Registrant previously registered under Registration Statement on Form S-3 No. 33-60059 (which was declared effective on June 13, 1995) and not issued. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement on Form S-3 No. 33-60059 pursuant to which the total amount of unsold debt securities previously registered under Registration Statement on Form S-3 No. 33-60059 may be offered and sold as Common Stock, Preferred Stock or Debt Securities, without limitation as to class of securities, together with the securities registered hereunder, through the use of the combined Prospectus included herein relating to Common Stock, Preferred Stock and Debt Securities. In the event any of such previously registered Debt Securities are offered and sold prior to the effective date of this Registration Statement, the amount of such Debt Securities will not be included in any Prospectus hereunder.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION,
ISSUED JUNE 17, 1996)

                                    [LOGO]

                 COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES
                             ---------------------
     The TJX Companies, Inc. ("TJX" or the "Company") intends to issue from time to time in one or more series its (i) shares of common stock, par value $1.00 per share (the "Common Stock"), (ii) shares of preferred stock, par value $1.00 per share (the "Preferred Stock") and (iii) unsecured debt securities (the "Debt Securities"). The holder (the "Selling Stockholder") of the Company's Series D Preferred Stock, par value $1.00 per share ("Series D Preferred Stock") may also offer and sell up to 1,349,528 shares of Common Stock (the "Selling Stockholder Offered Securities") issued to such holder upon conversion of such shares of Series D Preferred Stock. The Common Stock, Preferred Stock and Debt Securities offered by the Company hereby (collectively, the "Company Offered Securities") will have an aggregate initial public offering price not to exceed $600,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, on terms to be determined at the time of sale. The Company Offered Securities may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"). The Selling Stockholder Offered Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a Prospectus Statement.

     The Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. See "Description of Debt Securities."

     The specific terms of the Company Offered Securities and the Selling Stockholder Offered Securities (collectively, the "Offered Securities") in respect of which this Prospectus is being delivered, such as, where applicable,
(i) in the case of Common Stock, the public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, and the dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, priority, interest rate (which may be variable or fixed), time of payment of interest, terms for optional redemption or repayment or for sinking fund payments, terms for conversion into or exchange for other Offered Securities or other securities of the Company, the designation of the Trustee acting under the applicable Indenture and the initial public offering price; and (iv) in the case of all Company Offered Securities, whether such Offered Security will be offered separately or as a unit with other Offered Securities, will be set forth in the accompanying Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Offered Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters. In addition, the Offered Securities may be sold directly by the Company or the Selling Stockholder or through agents designated from time to time. See "Plan of Distribution." The names of any such agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering of Offered Securities may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Company will not receive any of the proceeds from any sale of Selling Stockholder Offered Securities by the Selling Stockholder. See "Selling Stockholder."
                             ---------------------
THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES
  UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. THE DEBT SECURITIES WILL BE
    UNSECURED OBLIGATIONS OF THE COMPANY, WILL NOT BE OBLIGATIONS OF A
      DEPOSITORY INSTITUTION AND WILL NOT BE INSURED BY THE FEDERAL
      DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATES SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
        THE DATE OF THIS PROSPECTUS IS                          , 1996.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer or solicitation by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.

                            ------------------------

                               TABLE OF CONTENTS
                                        PAGE                                         PAGE
                                        ----                                         ----
Incorporation of Certain Documents by        Selling Stockholder...................    5
  Reference...........................    3  Description of Capital Stock..........    5
Available Information.................    3  Description of Debt Securities........   23
The Company...........................    4  Plan of Distribution..................   33
Use of Proceeds.......................    4  Legal Opinion.........................   34
Consolidated Ratio of Earnings to            Experts...............................   34
  Fixed Charges and of Earnings to
  Combined Fixed Charges and Preferred
  Stock Dividends.....................    4

                            ------------------------

     IN CONNECTION WITH ANY OFFERING OF SECURITIES HEREUNDER AT FIXED PRICES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF COMMON STOCK, PREFERRED STOCK AND/OR DEBT SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously or simultaneously filed with the Securities and Exchange Commission (the "Commission") (File No. 1-4908) are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996;

          (b) The Company's Quarterly Report on Form 10-Q for the thirteen weeks ended April 27, 1996;

          (c) The Company's Current Report on Form 8-K dated May 24, 1996 (filed June 5, 1996);

          (d) The Company's Amendment No. 4 on Form 8-A/A dated June 3, 1996 to the Company's Registration Statement on Form 8-A in respect of the Common Stock, including without limitation the description of the Common Stock set forth therein; and

          (e) The consolidated financial statements of Marshalls of Roseville, Minn., Inc. and the unaudited pro forma condensed consolidated financial statements of the Company set forth in the Company's Amendment No. 1 on Form 8-K/A dated November 17, 1995 (filed January 31, 1996).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this Prospectus and prior to the termination of the offering made hereby shall be incorporated by reference into this Prospectus and shall be deemed to be a part of this Prospectus from the date of filing of such documents. See "Available Information." Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in the accompanying Prospectus Supplement, or in any other subsequently filed incorporated document, modifies or supersedes such statement. The Company will provide, upon written or oral request, without charge, to each person to whom a copy of this Prospectus has been delivered, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference, other than certain exhibits to such documents. Requests for such copies should be directed to: The TJX Companies, Inc., 770 Cochituate Road, Framingham, Massachusetts 01701 (telephone
(508) 390-1000), Attention: Sherry Lang, Manager of Investor Relations.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy materials and other information with the Commission. Such reports, proxy materials and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.[Section]gov. In addition, similar information concerning the Company can be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits thereto for further information with respect to the Company and the Offered Securities.

                                  THE COMPANY

     The TJX Companies, Inc. is the largest off-price family apparel retailer in North America. The Company operates T.J. Maxx stores, the recently acquired Marshalls chain, and Winners Apparel Ltd., a Canadian off-price family apparel chain. The Company is also developing HomeGoods, a U.S. off-price home fashion chain, and T.K. Maxx, an off-price family apparel concept in the United Kingdom. The Company also has operated the Chadwick's of Boston off-price women's fashion catalog. The Company's mission is to consistently deliver value to its customers by providing rapidly changing assortments of brand-name merchandise at prices substantially below department and specialty store regular prices. Net sales of the Company for the fiscal year ended January 27, 1996 were $4.4 billion, including Marshalls sales since its acquisition by TJX in November 1995. The Company's combined T.J. Maxx and Marshalls division represents the substantial majority of the Company's sales volume.

     On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd. filed with the Commission a Registration Statement (File No. 333-4427) related to the sale by the Company in an underwritten public offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' overallotment option, of the common stock of Chadwick's, which operates the Chadwick's of Boston fashion catalog.

                                USE OF PROCEEDS

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the net proceeds from the sale of the Company Offered Securities by the Company will be added to the Company's general funds and used for the repayment of debt, the redemption or repurchase of Preferred Stock, or other general corporate purposes. None of the proceeds from the sale of Selling Stockholder Offered Securities by the Selling Stockholder will be received by the Company.

                                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND OF
                           EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following are the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends of the Company for each of the periods indicated. The following ratios reflect the Company's Hit or Miss division, which was sold on September 30, 1995, as a discontinued operation. On November 17, 1995 the Company acquired
Marshalls. The Company has included the results of Marshalls in its consolidated results commencing November 18, 1995. Accordingly, the following ratios include the historical results of Marshalls only from and after November 18, 1995. These ratios should be considered in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

                                                     FISCAL YEAR ENDED                           THIRTEEN WEEKS ENDED
                              ---------------------------------------------------------------   -----------------------
                              JANUARY 25,  JANUARY 30,  JANUARY 29,  JANUARY 28,  JANUARY 27,   APRIL 29,     APRIL 27,
                                 1992         1993         1994         1995         1996         1995          1996
                              -----------  -----------  -----------  -----------  -----------   ---------     ---------
Ratio of earnings to fixed
  charges(1).................     3.79x        4.04x        4.42x        2.92x        1.94x        1.65x         2.14x
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends(1).........     3.79x        3.65x        3.69x        2.52x        1.70x        1.47x         1.83x

- ---------------

(1) For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represent income from continuing operations, provision for taxes, interest expense and the interest portion of rentals. "Fixed charges" represents interest expense, capitalized interest, and a portion of rentals, which is considered representative of the interest factor. "Preferred stock dividends" represent the preferred stock dividend requirements increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.

                              SELLING STOCKHOLDER

     All of the shares of Common Stock (if any) issued upon conversion of the shares of Series D Preferred Stock (the "Conversion Shares") being offered hereby are being sold by Nashua Hollis CVS, Inc. (the "Selling Stockholder"), a wholly owned subsidiary of Melville Corporation ("Melville"). As of June 3, 1996 based on the market price of the Common Stock on that date, the shares of Series D Preferred Stock could have been converted into 1,349,528 shares of Common Stock (subject to adjustment in the event of stock splits, reverse stock splits and similar events), which constituted 1.82% of the shares of Common Stock outstanding as of such date (including such Conversion Shares).

     In connection with the acquisition of Marshalls, the Company issued to Melville the shares of Series D Preferred Stock. Melville subsequently transferred the shares to the Selling Stockholder. In addition to the Series D Preferred Stock, the Company also issued to Melville 1,500,000 shares of Series E Preferred Stock (which also were subsequently transferred to the Selling Stockholder). The shares of Series E Preferred Stock are convertible into shares of Common Stock ranging in number from 8,097,165 to 9,716,599 (subject to adjustment in the event of stock splits, reverse stock splits and similar events). The Selling Stockholder has indicated its intention to sell the Series E Preferred Stock as promptly as practicable. Neither Melville nor the Selling Stockholder owns any equity securities of the Company other than the Series D Preferred Stock and Series E Preferred Stock.

     Because the Selling Stockholder may offer all or some of the Conversion Shares pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any Conversion Shares that will be held by the Selling Stockholder after the completion of this offering (except for certain restrictions on transfer contained in the Standstill and Registration Rights Agreement referred to below), no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Stockholder after completion of this offering. See "Plan of Distribution."

     The Company and Melville entered into an agreement dated as of November 17, 1995 (the "Standstill and Registration Rights Agreement"), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, pursuant to which the Company agreed to register the offer and sale of the Conversion Shares held by the Selling Stockholder under the Securities Act, and the Selling Stockholder and the Company agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act in connection with the sale of the shares pursuant to a registered public offering contemplated by the Standstill and Registration Rights Agreement. Pursuant to the Standstill and Registration Rights Agreement, the Selling Stockholder is required to pay the underwriting discounts and commissions and expenses of its legal counsel and accountants associated with the offering, and the Company is generally required to pay all of the other expenses directly associated with the offering, including, without limitation, the cost of registering the shares offered hereby, including applicable registration and filing fees, printing expenses and applicable expenses for legal counsel and accountants incurred by the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Restated Certificate of Incorporation of the Company, as amended (the "Certificate"), the respective Certificates of Designation (each, a "Certificate of Designation") with respect to each series of Preferred Stock described herein and the By-Laws of the Company (the "By-Laws"), copies of which are incorporated by reference as exhibits to the Registration Statement relating to the offering herein.

AUTHORIZED CAPITAL STOCK

     The Company's authorized capital stock consists of 155 million shares of capital stock, of which 150 million shares are Common Stock, $1.00 par value per share, and 5 million shares are Preferred Stock, $1.00 par value per share. The Certificate authorizes the issuance of shares of Preferred Stock from time to time in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by the Certificate, without stockholder approval, with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are set forth in resolutions adopted by the Company's Board of Directors. Thus, without stockholder approval, the Company could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of holders of the Common Stock and, subject to any limiting terms thereof, other series of Preferred Stock. The Company may from time to time amend the Certificate to increase the number of authorized shares of Common Stock or Preferred Stock in the manner provided by the Certificate and the General Corporation Law of the State of Delaware.

     There were outstanding as of May 24, 1996 210,100 shares of New Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), 1,650,000 shares of $3.125 Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock"), 250,000 shares of Series D Cumulative Convertible Preferred Stock ("Series D Preferred Stock") and 1,500,000 shares of Series E Cumulative Convertible Preferred Stock ("Series E Preferred Stock") of the Company. The Company has given notice to the holders of the Series A Preferred Stock that it intends to redeem all outstanding shares of Series A Preferred Stock on June 24, 1996.

COMMON STOCK

     Subject to the rights of holders of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of such funds legally available for declaration of dividends. Holders of Common Stock are entitled to one vote per share on every question submitted to them at a meeting of stockholders or otherwise. In the event of a liquidation, dissolution or winding up and distribution of the assets of the Company, after paying or setting aside for the holders of Preferred Stock the full preferential amounts to which they are entitled, and subject to any rights of any series of Preferred Stock to participate pro rata with the Common Stock with respect to distributions, the holders of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution to stockholders. There are no pre-emptive rights for holders of Common Stock. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Shares of Common Stock are not convertible into shares of any other class of capital stock of the Company.

PREFERRED STOCK

     The following description of certain terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. The description set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Certificate and the Certificate of Designations (the "Designation") establishing a particular series of Preferred Stock , which will be in the form filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.

  General

     The Preferred Stock will have the dividend, liquidation, redemption, conversion, and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such Preferred Stock; (v) any conversion or exchange provisions of such Preferred Stock; (vi) the voting rights, if any, of such Preferred Stock; (vii) whether such Preferred Stock will be listed on a national securities exchange; and (viii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations, and restrictions of such Preferred Stock. The Preferred Stock will, when issued, be fully paid and nonassessable. Payment of dividends on any series of Preferred Stock may be restricted by loan agreements, indentures or other transactions entered into by the Company. The accompany-ing Prospectus Supplement describes any material contractual restrictions on dividend payments. The foregoing and following description is not intended to be an exclusive list of the terms that may be applicable to any Preferred Stock offered hereby and shall not limit in any respect the ability of the Company to issue Preferred Stock with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with this Prospectus.

  Dividend Rights

     The Preferred Stock will be preferred over the Common Stock as to payment of dividends. Each series of Preferred Stock may rank junior to, senior to, or on a parity with any other series of Preferred Stock with respect to the payment of dividends. Holders of shares of each series of Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment, dividends (in cash, shares of Common Stock or Preferred Stock, or otherwise) at the rate and on the date or dates set forth in the Prospectus Supplement. Each dividend is payable to holders of record as they appear on the stock register of the Company on a record date, not more than 60 nor less than 10 days before the payment date, fixed by the Board of Directors of the Company. Dividends payable for each full dividend period are computed by annualizing the dividend rate and dividing by the number of dividend periods in a year. Dividends payable for any period greater or less than a full dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based on different methods of determination. The Preferred Stock is not entitled to any dividend, whether payable in cash, property or stock, in excess of full accrued dividends. No interest is payable in respect of any accrued and unpaid dividends.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. With respect to each series of Preferred Stock, the dividends on each share of such series with respect to which dividends are cumulative shall be cumulative from the date of issue of such share unless some other date is set forth in the Prospectus Supplement relating to any such series.

     Unless full dividends (including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend payment periods) on all outstanding shares of each series of Preferred Stock ranking senior to a particular series of Preferred Stock have been paid or declared and set aside for payment for all the then-current dividend payment period (and, if such other Preferred Stock is cumulative, all other dividend payment periods terminating on or before the date of payment of such dividend), no dividend may be declared on shares of such series of Preferred Stock (other than a dividend paid in stock ranking junior to any series of Preferred Stock ranking senior to such series of Preferred Stock as to dividends), nor may shares of such series of Preferred Stock be redeemed or purchased by the Company (other than a purchase or redemption made by issue or delivery of stock ranking junior to any Series of Preferred Stock ranking senior to such series of Preferred Stock as to dividends, or upon liquidation, dissolution or winding up). Unless full dividends (including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend payment periods) on all outstanding shares of such series of Preferred Stock have been paid or declared and set aside for payment for the then-current dividend payment period (and, if such Preferred Stock is cumulative, all previous dividend payment periods), no dividend (other than a dividend paid in stock ranking junior to such series of Preferred Stock as to dividends) may be declared on any stock ranking junior to such series of Preferred Stock as to dividends, nor may any stock ranking junior to such series of Preferred Stock as to dividends or upon liquidation, dissolution or winding up be redeemed or purchased by the Company (other than a purchase or redemption made by issue or delivery of stock ranking junior to such series of Preferred Stock as to dividends or upon liquidation, dissolution or winding up); provided that, unless prohibited by the terms of any other outstanding series of Preferred Stock, any monies theretofore deposited in any sinking fund with respect to any Preferred Stock in compliance with the terms thereof may thereafter be applied in accordance with the terms thereof. If dividends on such series of Preferred Stock and on any other series of

Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock are in arrears, any dividend payment on account of such arrearage must be made ratably upon all outstanding shares of such series of Preferred Stock and such other series of Preferred Stock in proportion to the respective amounts of accrued dividends.

  Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company not including mergers, consolidations and sale of all or substantially all assets, before any payment or distribution of assets (whether from capital or surplus) is made to holders of any series of Preferred Stock upon liquidation, dissolution or winding up, the holders of each class or series of Preferred Stock ranking senior to such series of Preferred Stock upon liquidation, dissolution or winding up shall be entitled to receive full payment of their liquidation preferences. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment or distribution of assets (whether from capital or surplus) is made to holders of Common Stock or any other stock of the Company ranking junior to the shares of such series of Preferred Stock upon liquidation, dissolution or winding up, the holders of such series of Preferred Stock shall receive a liquidation preference per share in the amount set forth in the Prospectus Supplement and shall be entitled to receive all accrued and unpaid dividends through the date of distribution, and the holders of any class or series of Preferred Stock ranking on a parity with such series of Preferred Stock as to liquidation, dissolution or winding up shall be entitled to receive the full respective liquidation preferences (including any premium) to which they are entitled and shall receive all accrued and unpaid dividends with respect to their respective shares through and including the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the amounts described above as payable with respect to such series of Preferred Stock and any class or series of Preferred Stock of the Company ranking on a parity with such series of Preferred Stock as to liquidation, dissolution or winding up, the holders of such series of Preferred Stock and of such other class or series of Preferred Stock will share ratably in any such distribution of assets of the Company first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of accrued but unpaid dividends. After payment of any such liquidating preference and accrued dividends, the shares of such series of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither the sale of all or substantially all the assets of the Company, nor the merger or consolidation of the Company into or with any other corporation, will be deemed to be a liquidation, dissolution or winding up of the Company.

  Redemption

     A series of the Preferred stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock. If the redemption price is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such series may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuances are insufficient to pay in full the aggregate redemption price then due, the applicable shares of such series of Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the Prospectus Supplement relating to such series of Preferred Stock.

     If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method that may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.

     In the event that full dividends, including accumulations in the case of cumulative Preferred Stock, on any series of Preferred Stock have not been paid, such series of Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any shares of such series of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of Preferred Stock.

  Conversion

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. As described under "Redemption" above, under certain circumstances, the Preferred Stock may be mandatorily converted into Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

  Voting Rights

     All shares of any series of Preferred Stock shall have the voting rights (if any) set forth in the Prospectus Supplement relating to any such series. Except as indicated below or as expressly required by applicable law, holders of Preferred Stock have no voting rights.

     If the equivalent of six full quarterly dividends payable on any series of Preferred Stock are in arrears, the maximum authorized number of directors of the Company will be increased by two and the holders of such series of Preferred Stock, voting separately as a class with the holders of shares of any other series of Preferred Stock ranking on a parity with such series of Preferred Stock and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors for successive one-year terms until all dividends in arrears on such series of Preferred Stock have been paid or declared and set apart for payment. Upon payment or declaration and setting apart of funds for payment of all such dividends in arrears, the term of office of each director elected will immediately terminate and the number of directors constituting the entire Board of Directors of the Company will be reduced by the number of directors elected by the holders of such series of Preferred Stock and any other series of Preferred Stock ranking on a parity with such series of Preferred Stock as discussed above.

     The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of such series of Preferred Stock and each other series of Preferred Stock ranking on a parity with such series of Preferred Stock and upon which like voting rights have been conferred (voting together as a single class), create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to such series of Preferred Stock or any other series of Preferred Stock which ranks on a parity with such series of Preferred Stock as to dividends or upon liquidation, dissolution or winding up. The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of the outstanding shares of such series of Preferred Stock and each other series of Preferred Stock of the Company similarly affected, if any, voting together as a single class, amend, alter or repeal any provision of the Certificate which would materially and adversely affect the preferences, rights, powers or privileges, qualification, limitations and restrictions of such series of Preferred Stock and any such other series of Preferred Stock; provided, however, that the creation, issuance or increase in the amount of authorized shares of any other series of Preferred Stock ranking on a parity with or junior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company will not be deemed to materially and adversely affect such rights and preferences, privileges or voting powers.

  No Other Rights

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Certificate or the applicable Certificate of Designation or as otherwise required by laws.

  Transfer Agent and Registrar

     The transfer agent and registrar for each series of Preferred Stock will be designated in the applicable Prospectus Supplement.

SERIES A PREFERRED STOCK

     The Company has given notice to the holders of the Series A Preferred Stock that it intends to redeem all outstanding shares of Series A Preferred Stock on June 24, 1996.

  Ranking

     The Series A Preferred Stock ranks, with respect to dividends or upon liquidation, dissolution or winding up, (i) on a parity with the Series C Preferred Stock, and other Preferred Stock permitted pursuant to the terms of the Series A Preferred Stock and ranking with respect to dividends or upon liquidation, dissolution or winding up on a parity with the Series A Preferred Stock, and (ii) prior to all other capital stock of the Company. Without the consent of the holders of two-thirds of the outstanding shares of Series A Preferred Stock, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks prior to or, except for the Series C Preferred Stock and a limited amount of Preferred Stock ranking as to dividends or upon liquidation, dissolution or winding up on a parity with the Series C Preferred Stock, on a parity with the Series A Preferred Stock or, except for non-participating Preferred Stock and participating Preferred Stock issued pursuant to certain stockholder rights plans, junior to the Series A Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up.

  Dividends

     Holders of shares of the Series A Preferred Stock are entitled to cumulative dividends payable quarterly at an annual rate of $8.00 per share. With limited exceptions, holders of Series A Preferred Stock are entitled to Full Cumulative Dividends before dividends may be declared on junior stock (including the Series E Preferred Stock) and before such junior stock may be redeemed or purchased by the Company.

  Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (not including certain mergers, consolidations or sales of all or substantially all assets), the holders of Series A Preferred Stock are entitled to receive a liquidation preference equal to the then applicable redemption price, plus accrued and unpaid dividends to the redemption date, prior to any distribution on junior stock, including the Series E Preferred Stock.

  Redemption

     Commencing April 1, 1995, the Series A Preferred Stock may be redeemed by the Company at any time at a redemption price of $104.80 per share, declining by $0.80 per share on April 1 of each year thereafter to $100 per share on April 1, 2001, plus accrued and unpaid dividends to the redemption date. Upon a Change of Control Event (generally defined as voluntary liquidations, certain mergers into a subsidiary, a sale of all or substantially all the Company's assets, or certain actions affecting the public market for the Company's stock or its status as a public corporation), a holder of Series A Preferred Stock may at its option require redemption of its shares at a cash per share price equal to the greater of (i) the then redemption price or (ii) the product of the higher of the then market price of Common Stock or the price per share of Common Stock received by any other stockholder in the Change of Control Event or related transactions times the number of shares of Common Stock then issuable upon conversion of a share of Series A Preferred Stock.

  Voting Rights

     Holders of Series A Preferred Stock will be entitled as a separate class to elect two directors in the event of defaults in the payment of dividends aggregating $8.00 per share and are entitled to a separate class vote on matters which would adversely affect the rights and preferences of the Series A Preferred Stock. The Company may not, without the affirmative vote or consent of the holders of at least two-thirds of the then outstanding Series A Preferred Stock, voting as a separate class, (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to or on parity with the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up, except for Preferred Stock ranking on a parity with the Series A Preferred Stock having an aggregate liquidation preference of not more than $100 million; (ii) authorize, create or issue, or increase the authorized amount of, any participating Preferred Stock; (iii) create, authorize or issue any class or series of common stock other than the Common Stock; (iv) amend the Certificate or By-laws if such amendment would adversely affect the powers, rights, privileges or preferences of the Series A Preferred Stock; (v) increase the number of shares of Series A Preferred Stock authorized for issuance; (vi) create, authorize or issue any class or series of capital stock or any security exercisable for or convertible into any capital stock except as permitted under clauses (i), (ii) or (iii) above; (vii) amend the Certificate of Designations relating to the Series A Preferred Stock or
(viii) issue any additional shares of Series A Preferred Stock.

  Conversion

     Shares of the Series A Preferred Stock are convertible at any time at the option of the holder thereof into shares of Common Stock of the Company at a conversion price of $21.00 per share of Common Stock, subject to adjustment in certain events including subdivisions, splits or combinations of Common Stock, stock dividends, extraordinary dividends or distributions on the Common Stock and issuances of Common Stock and related securities at less than their current Market Price. Upon the occurrence of a Control Adjustment Event (generally defined to be the acquisition by any person or group of beneficial ownership of at least 51% of the Common Stock, incumbent directors ceasing during any year to constitute a majority of the Board of Directors or involuntary liquidation of the Company), the conversion price is subject to adjustment downward to the greater of $3.50 and the then market price of the Common Stock. Holders of shares of Series A Preferred Stock have a similar adjustment election in the event of the Registrant's failure to make payment upon any mandatory redemption. Any share of Series A Preferred Stock outstanding on April 15, 2007 is entitled to a conversion price adjustment to the higher of $7.00 and the then market price of the Common Stock.

  Eligibility for Sale; Registration Rights, Etc.

     The holders of the Series A Preferred Stock have agreed not to transfer any shares of Series A Preferred Stock, or Common Stock issuable upon conversion thereof, except (i) pursuant to an effective registration under the Securities Act, (ii) in accordance with Rule 144 or Rule 144A under the Securities Act, or
(iii) in a transaction otherwise not requiring registration under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least two years, including an "affiliate," as that term is defined below, is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company, and who has beneficially owned shares for at least three years, is entitled to sell such shares under Rule 144 (k) without regard to any volume or other restriction limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. The holders of the Series A Preferred Stock may qualify for use of Rule 144(k).

     Under their respective share purchase agreements, holders of shares of Series A Preferred Stock are entitled to certain rights regarding registration of their shares under the Securities Act. Such holders are entitled to include, at the Company's expense, their shares of Series A Preferred Stock, or any shares of any Common Stock issued upon conversion thereof, in certain registrations under the Securities Act by the Company prior to April 15, 1997 of offerings of Convertible Preferred Stock or Common Stock or rights thereto, provided that no such shares need be included in a registration by the Company of an underwritten offering to the extent that the underwriters determine that such inclusion would jeopardize the successful sale of the shares to be sold by the underwriters. The holders of the Series A Preferred Stock have not exercised any such rights with respect to the offering made hereby. At any time prior to April 15, 1997 the holders of the Series A Preferred Stock may demand the registration under the Securities Act, at the Company's expense, of the public sale of a portion or all of such shares.

     The share purchase agreements relating to the Series A Preferred Stock also contain various undertakings by the Company, including limitations on dividends and repurchases of the Company's stock, changes in the primary business engaged in by the Company and its subsidiaries and certain restrictions on dividends.

  Definitions

     Capitalized terms not otherwise defined have the meanings set forth in "Definitions" following the description of Series E Preferred Stock.

SERIES C PREFERRED STOCK

  Ranking

     The Series C Preferred Stock ranks senior to the Common Stock, the Series D Preferred Stock and the Series E Preferred Stock, and on a parity with the Series A Preferred Stock, with respect to the payment of dividends and upon liquidation, dissolution or winding up. The Series C Preferred Stock shall so rank on a parity with the Series D Preferred Stock and the Series E Preferred Stock at such times as there shall be no shares of Series A Preferred Stock outstanding. The Company may not, without the consent of two-thirds of the votes of the holders of the outstanding shares of Series C Preferred Stock and all other outstanding shares of Preferred Stock ranking on a parity with the Series C Preferred Stock either as to dividends or upon liquidation, dissolution or winding up, voting together as a single class, create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series C Preferred Stock or ranking prior to any other series of Preferred Stock which ranks on a parity with the Series C Preferred Stock. However, the Company may create additional classes of stock or issue series of Preferred Stock ranking on a parity with the Series C Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution and winding up without the consent of any holder of Series C Preferred Stock.

  Dividends

     Holders of shares of the Series C Preferred Stock are entitled to cumulative dividends payable quarterly at an annual rate of $3.125 per share. With limited exceptions, holders of Series C Preferred Stock are entitled to Full Cumulative Dividends before dividends may be declared on junior stock (including Series E Preferred Stock so long as the Series A Preferred Stock is outstanding) and before such junior stock may be redeemed or purchased by the Company.

  Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (not including mergers, consolidations or sales of all or substantially all assets), holders of Series C Preferred Stock are entitled to receive a liquidation preference of $50 per share plus accrued dividends, prior to any distribution on junior stock (including the Series E Preferred Stock so long as the Series A Preferred Stock is outstanding).

  Optional Redemption

     Commencing September 1, 1995, the Series C Preferred Stock is redeemable at the option of the Company at any time at a redemption price per share (expressed as a percentage of the $50 liquidation preference thereof), of 104.375%, declining annually to 100% in 2002, plus accrued dividends.

  Voting Rights

     Except as indicated below or as expressly required by applicable law, the holders of the Series C Preferred Stock have no voting rights.

     If the equivalent of six full quarterly dividends payable on the Series C Preferred Stock are in arrears, the holders of Series C Preferred Stock, voting separately as a class with the holders of shares of any other series of Preferred Stock which ranks on a parity with the Series C Preferred Stock and has been granted like voting rights which are then exercisable (which does not include the Series A Preferred Stock, which has separate voting rights), will be entitled to elect two directors for successive one-year terms until all dividends in arrears on the Series C Preferred Stock have been paid or declared and set apart for payment.

     The consent of two-thirds of the votes of the holders of the Series C Preferred Stock and each other series of Preferred Stock which ranks on a parity with the Series C Preferred Stock and has been granted like voting rights (voting together as a single class), is required for the Company to create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series C Preferred Stock or any other series of Preferred Stock which ranks on a parity with the Series C Preferred Stock. The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of the outstanding shares of the Series C Preferred Stock and each other series of Preferred Stock of the Company similarly affected, voting together as a single class, amend, alter or repeal any provision of the Certificate which would materially and adversely affect the preferences, rights, powers or privileges, qualification, limitations and restrictions of the Series C Preferred Stock and any such other series of Preferred Stock. The creation, issuance or increase in the amount of authorized shares of any other series of Preferred Stock ranking on a parity with or junior to the Series C Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company will not be deemed to have such material and adverse effect.

  Conversion

     Shares of the Series C Preferred Stock are convertible at any time at the option of the holder thereof into a number of shares of Common Stock equal to the aggregate liquidation preference of the shares of Series C Stock surrendered for conversion divided by the conversion price of $25.9375 per share of Common Stock, subject to adjustment as described below.

     The initial conversion price of $25.9375 is subject to adjustment (under formulae set forth in the Certificate of Designations) in certain events, including certain subdivisions and combinations of the Common Stock, the issuance of Common Stock as a dividend or distribution on Common Stock, extraordinary dividends or distributions on Common Stock and payment in respect of a tender or exchange offer by the Company or any subsidiary of the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the Trading Day next succeeding the date of payment.

     If any transaction shall occur, including without limitation (i) any recapitalization or reclassification of shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of the Common Stock),
(ii) any consolidation or merger of the Company with or into another person or any merger of another person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of Common Stock), (iii) any sale or transfer of all or substantially all of the assets of the Company, or (iv) any compulsory share exchange, pursuant to any of which holders of Common Stock shall be entitled to receive other securities, cash or other property, then appropriate provision shall be made so that the holder of each share of Series C Preferred Stock then outstanding shall have the right thereafter to convert such share only into (x) in the case of any such transaction that does not constitute a Common Stock Fundamental Change (as defined below) and subject to funds being legally available for such purpose under applicable law at the time of such conversion, the kind and amount of the securities, cash or other property that would have been receivable upon such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock issuable upon conversion of such share of Series C Preferred Stock immediately prior to such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange, after giving effect, in the case of any Non-Stock Fundamental Change (as defined below), to any adjustment in the conversion price in accordance with clause (i) of the following paragraph, and
(y) in the case of any such transaction that constitutes a Common Stock Fundamental Change, common stock of the kind received by holders of Common Stock as a result of such Common Stock Fundamental Change in an amount determined in accordance with clause (ii) of the following paragraph.

     Notwithstanding any other provision in the preceding paragraphs to the contrary, if any Fundamental Change (as defined below) occurs, then the conversion price in effect will be adjusted immediately after such Fundamental Change as follows:

          (i) in the case of a Non-Stock Fundamental Change, the conversion price of the shares of Series C Preferred Stock immediately following such Non-Stock Fundamental Change shall be the lower of (A) the conversion price in effect immediately prior to such Non-Stock Fundamental Change, but after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, and (B) the product of (1) the greater of the Applicable Price (as defined below) and the then applicable Reference Market Price (as defined below) and (2) a fraction, the numerator of which is $50 and the denominator of which is (x) the amount of the redemption price for one share of Series C Preferred Stock if the redemption date were the date of such Non-Stock Fundamental Change, plus (y) any then accrued and then-accumulated and unpaid dividends on Series C Preferred Stock; and

          (ii) in the case of a Common Stock Fundamental Change, the conversion price of the shares of Series C Preferred Stock immediately following such Common Stock Fundamental Change shall be the conversion price in effect immediately prior to such Common Stock Fundamental Change, but after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, multiplied by a fraction, the numerator of which is the Purchaser Stock Price (as defined below) and the denominator of which is the Applicable Price; provided, however, that in the event of a Common Stock Fundamental Change in which (A) 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror, or other third party (and cash, if any, paid with respect to any fractional interests in such common stock resulting from such Common Stock Fundamental Change) and (B) all of the Common Stock of the Company shall have been exchanged for, converted into, or acquired for, common stock of the successor, acquiror or other third party (and any cash with respect to fractional interests), the conversion price of the shares of Series C Preferred Stock immediately following such Common Stock Fundamental Change shall be the conversion price in effect immediately prior to such Common Stock Fundamental Change multiplied by a fraction, the numerator of which is one (1) and the denominator of which is the number of shares of common stock of the successor, acquiror, or other third party received by a holder of one share of Common Stock as a result of such Common Stock Fundamental Change.

     Depending upon whether a Fundamental Change is a Non-Stock Fundamental Change or a Common Stock Fundamental Change, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock Fundamental Change, the holder has the right to convert shares of Series C Preferred Stock into the kind and amount of the shares of stock and other securities or property or assets (including cash), except as otherwise provided above, as is determined by the number of shares of Common Stock receivable upon conversion at the conversion price as adjusted in accordance with clause (i) of the preceding paragraph. However, in the event of a Common Stock Fundamental Change in which less than 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party, a holder of a share of Series C Preferred Stock who converts such share following the

Common Stock Fundamental Change will receive consideration in the form of such common stock only, whereas a holder who converted such share prior to the Common Stock Fundamental Change would have received consideration in the form of such common stock as well as any other securities or assets (which may include cash) issuable upon conversion of such share of Series C Preferred Stock immediately prior to such Common Stock Fundamental Change.

  Definitions

     Capitalized terms not otherwise defined have the meanings set forth in "Definitions" following the description of Series E Preferred Stock.

     The following terms shall have the meanings indicated in respect of the Series C Preferred Stock:

          "Applicable Price" shall mean (i) in the event of a Non-Stock Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by a holder of one share of Common Stock and (ii) in the event of any other Non-Stock Fundamental Change or any Common Stock Fundamental Change, the average of the reported last sale price for one share of the Common Stock (determined as provided in the Certificate of Designations) during the 10 Trading Days immediately prior to the Record Date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Non-Stock Fundamental Change or Common Stock Fundamental Change or, if there is no such Record Date, prior to the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets.

          "Common Stock Fundamental Change" shall mean any Fundamental Change in which more than 50% of the value (as determined in good faith by the Board of Directors of the Company) of the consideration received by holders of Common Stock consists of common stock that, for the 10 Trading Days immediately prior to such Fundamental Change, has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System; provided, however, that a Fundamental Change shall not be a Common Stock Fundamental Change unless either (i) the Company continues to exist after the occurrence of such Fundamental Change and the outstanding shares of Series C Preferred Stock continue to exist as outstanding shares of Series C Preferred Stock, or (ii) not later than the occurrence of such Fundamental Change, the outstanding shares of Series C Preferred Stock are converted into or exchanged for shares of convertible preferred stock of a corporation succeeding to the business of the Company, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions substantially similar to those of the Series C Preferred Stock.

          "Fair Market Value" shall mean the amount which a willing buyer would pay a willing seller in an arm's length transaction.

          "Fundamental Change" shall mean the occurrence of any transaction or event or series of transactions or events pursuant to which all or substantially all of the Common Stock of the Company shall be exchanged for, converted into, acquired for or shall constitute solely the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise); provided, however, in the case of any such series of transactions or events, for purposes of adjustment of the conversion price, such Fundamental Change shall be deemed to have occurred when substantially all of the Common Stock of the Company shall have been exchanged for, converted into, or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets, but the adjustment shall be based upon the consideration that the holders of Common Stock received in the transaction or event as a result of which more than 50% of the Common Stock of the Company shall have been exchanged for, converted into, or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets; and provided, further, that such term does not include (i) any such transaction or event in which the Company and/or any of its subsidiaries are the issuers of all the cash, securities, property or other assets exchanged, acquired or otherwise issued in such transaction or event, or (ii) any such transaction or event in which the holders of Common Stock receive securities of an issuer other than the Company if, immediately following such transaction or event, such holders hold a majority of the securities having the power to vote normally in the election of directors of such other issuer outstanding immediately following such transaction or other event.

          "Non-Stock Fundamental Change" shall mean any Fundamental Change other than a Common Stock Fundamental Change.

          "Purchaser Stock Price" shall mean, with respect to any Common Stock Fundamental Change, the average of the reported last sale price for one share of the common stock received by holders of Common Stock (determined as provided in the Certificate of Designations) in such Common Stock Fundamental Change during the 10 Trading Days immediately prior to the date fixed for the determination of the holders of Common Stock entitled to receive such common stock or, if there is no such date, prior to the date upon which the holders of the Common Stock shall have the right to receive such common stock.

          "Reference Market Price" shall initially mean $13.8333 and, in the event of any adjustment to the conversion price other than as a result of a Fundamental Change, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to any such adjustment shall always be the same as the ratio of the initial Reference Market Price to the initial conversion price of $25.9375 per share.

SERIES D PREFERRED STOCK

  Ranking

     The Series D Preferred Stock ranks senior to the Common Stock, junior to the Series A Preferred Stock and the Series C Preferred Stock, and on a parity with the Series E Preferred Stock, with respect to the payment of dividends and upon liquidation, dissolution or winding up, provided that the Series D Preferred Stock shall so rank on a parity with the Series C Preferred Stock at such times as there shall be no shares of Series A Preferred Stock outstanding. The Company may not, without the consent of two-thirds of the votes of the holders of the outstanding shares of Series D Preferred Stock and all other outstanding shares of Preferred Stock ranking on a parity with the Series D Preferred Stock either as to dividends or upon liquidation, dissolution or winding up, voting together as a single class, create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series D Preferred Stock or ranking prior to any other series of Preferred Stock which ranks on a parity with the Series D Preferred Stock. However, the Company may create additional classes of stock or issue series of Preferred Stock ranking on a parity with the Series D Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution and winding up without the consent of any holder of Series D Preferred Stock.

  Dividends

     Holders of shares of the Series D Preferred Stock are entitled to cumulative dividends payable quarterly at an annual rate of $1.8138 per share. With limited exceptions, holders of Series D Preferred Stock are entitled to Full Cumulative Dividends before dividends may be declared on junior stock and before such junior stock may be redeemed or purchased by the Company.

  Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (not including mergers, consolidations or sales of all or substantially all assets), the holders of each class or series of Preferred Stock ranking senior to the Series D Preferred Stock shall first receive full payment of their liquidation preferences. Holders of Series D Preferred Stock are then entitled to receive a liquidation preference of $100 per share plus accrued dividends prior to any distribution on stock ranking junior to the Series D Preferred Stock.

  Mandatory Redemption in Event of Sale

     Shares of the Series D Preferred Stock are subject to mandatory redemption in the following circumstances. If at any time not less than 10 Business Days before November 17, 1996 the Company shall consummate any Sale (generally defined as a sale of all or substantially all of the assets or stock of an operating division or subsidiary of the Company other than T.J. Maxx or Marshalls at a value of not less than a $25 million premium over the book value of such assets or stock), then the Company is required to apply as much of the Sale Proceeds (generally defined as the net cash proceeds, if any (after subtracting all fees and expenses related to such transaction), received by the Company in respect of any Sale) received by the Company in respect of such Sale as is necessary to redeem all then outstanding shares of Series D Preferred Stock (or, if fewer, as many such shares as can be redeemed at the Call Price out of such Sale Proceeds). Upon any such redemption, the Company shall deliver to the holders of shares of Series D Preferred Stock, in exchange for each share so redeemed, cash in an amount equal to the sum of (i) $100 per share plus (ii) Full Cumulative Dividends thereon to the date fixed for redemption.

  Voting Rights

     Except as indicated below or as expressly required by applicable law, the holders of the Series D Preferred Stock have no voting rights.

     If the equivalent of six full quarterly dividends payable on the Series D Preferred Stock are in arrears, the maximum authorized number of directors of the Company will be increased by two and the holders of Series D Preferred Stock, voting separately as a class with the holders of shares of any other series of Preferred Stock ranking on a parity with the Series D Preferred Stock and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors for successive one-year terms until all dividends in arrears on the Series D Preferred Stock have been paid or declared and set apart for payment. Upon payment or declaration and setting apart of funds for payment of all such dividends in arrears, the term of office of each director elected will immediately terminate and the number of directors constituting the entire Board of Directors of the Company will be reduced by the number of directors elected by the holders of the Series D Preferred Stock and any other series of Preferred Stock ranking on a parity with the Series D Preferred Stock as discussed above.

     The Company may not, without the consent of two-thirds of the votes of the holders of the Series D Preferred Stock and each other series of Preferred Stock ranking on a parity with the Series D Preferred Stock and upon which like voting rights have been conferred (voting together as a single class), create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series D Preferred Stock or any other series of Preferred Stock which ranks on a parity with the Series D Preferred Stock. The Company may not, without the consent of two-thirds of the votes of the holders of the outstanding shares of the Series D Preferred Stock and each other series of Preferred Stock of the Company similarly affected, if any, voting together as a single class, amend, alter or repeal any provision of the Certificate which would materially and adversely affect the preferences, rights, powers or privileges, qualification, limitations and restrictions of the Series D Preferred Stock and any such other series of Preferred Stock. The creation, issuance or increase in the amount of authorized shares of any other series of Preferred Stock ranking on a parity with or junior to the Series D Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company will not be deemed to have such material and adverse effect.

  Conversion

     On November 17, 1996 (the "Automatic Conversion Date"), unless earlier converted at the option of the holder, each outstanding share of the Series D Preferred Stock shall convert automatically (the "Automatic

Conversion") into (i) shares of Common Stock at the Exchange Rate in effect on the Automatic Conversion Date and (ii) the right to receive an amount in cash equal to Full Cumulative Dividends on such share to the Automatic Conversion Date.

     Shares of Series D Preferred Stock may be converted at the option of the holder thereof ("Optional Conversion"), at any time through the close of business on the Business Day prior to November 17, 1996, into (i) shares of Common Stock at the Exchange Rate in effect on the Optional Conversion Date; and
(ii) the right to receive an amount in cash equal to Full Cumulative Dividends on such shares to the Optional Conversion Date. Notwithstanding the foregoing, the Company may, at its option, in lieu of delivering shares of Common Stock on the Optional Conversion Date, deliver cash in an aggregate amount equal to the aggregate Closing Price (on the Trading Day preceding the Optional Conversion
Date) of the number of shares of Common Stock otherwise so deliverable (together, in any event, with Full Cumulative Dividends thereon to the Optional Conversion Date).

     The Exchange Rate is subject to adjustment (under formulae set forth in the Certificate of Designations) from time to time as appropriate in certain circumstances, including certain subdivisions and combinations of the Common Stock, dividends in Common Stock and non-cash dividends and distributions on Common Stock.

     In case of any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation remains unchanged), or in case of any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), proper provision shall be made so that each share of the Series D Preferred Stock shall, after consummation of such transaction, be subject to (i) conversion at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of Series D Preferred Stock would have been converted if the conversion had occurred immediately prior to consummation of such transaction (based on the Exchange Rate in effect immediately prior to such consummation), (ii) conversion on the Automatic Conversion Date into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of Series D Preferred Stock would have been converted if the conversion on the Automatic Conversion Date had occurred immediately prior to the date of consummation of such transaction (based on the Exchange Rate in effect immediately prior to such consummation) and (iii) redemption on any redemption date in exchange for the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock that would have been issuable at the Call Price in effect on such redemption date upon a redemption of such share of Series D Preferred Stock immediately prior to consummation of such transaction; assuming in each case that such holder of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such transaction (provided that if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each nonelecting share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares).

  Definitions

     Capitalized terms not otherwise defined have the meanings set forth in "Definitions" following the description of Series E Preferred Stock.

     The following terms shall have the meanings indicated in respect of the Series D Preferred Stock:

          "Call Price" of each share of Series D Preferred Stock shall mean $100 per share.

          The "Exchange Rate" for the Series D Preferred Stock shall be equal to
     (a) if the Current Market Price on the date of determination is equal to or greater than 120% of $15.4375 (the "Threshold Common Stock Price"), the number of shares of Common Stock equal to 0.83333333 of the Base Number (the "Upper Exchange Rate"), (b) if the Current Market Price on the date of determination is less than the Threshold Common Stock Price but greater than 80% of $15.4375, the number of shares of Common Stock having a value (determined at the Current Market Price) equal to $100 per share of Series D Preferred Stock (the "Middle Exchange Rate"), and (c) if the Current Market Price on the date of determination is equal to or less than 80% of $15.4375, a number of shares of Common Stock (the "Lower Exchange Rate") equal to 1.25 multiplied by the Base Number. The Exchange Rate is subject to adjustment as set forth in the above section entitled "Conversion."

SERIES E PREFERRED STOCK

  Ranking

     On November 17, 1995, the Company issued 1,500,000 shares of Series E Preferred Stock in a private placement. The Series E Preferred Stock ranks senior to the Common Stock, junior to the Series A Preferred Stock and the Series C Preferred Stock, and on a parity with the Series D Preferred Stock, with respect to the payment of dividends and upon liquidation, dissolution or winding up. The Series E Preferred Stock shall so rank on a parity with the Series C Preferred Stock at such times as there shall be no shares of Series A Preferred Stock outstanding. The Company may not, without the consent of two-thirds of the votes of the holders of the outstanding shares of Series E Preferred Stock and all other outstanding shares of preferred stock of the Company (the "Preferred Stock"), ranking on a parity with the Series E Preferred Stock either as to dividends or upon liquidation, dissolution or winding up, voting together as a single class, create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series E Preferred Stock or ranking prior to any other series of Preferred Stock which ranks on a parity with the Series E Preferred Stock. However, the Company may create additional classes of stock or issue series of Preferred Stock ranking on a parity with the Series E Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution and winding up without the consent of any holder of Series E Preferred Stock.

  Dividends

     Holders of shares of the Series E Preferred Stock are entitled to cumulative dividends payable quarterly at an annual rate of $7.00 per share. With limited exceptions, holders of Series E Preferred Stock are entitled to Full Cumulative Dividends before dividends may be declared on junior stock and before such junior stock may be redeemed or purchased by the Company.

  Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (not including mergers, consolidations or sales of all or substantially all assets), the holders of each class or series of Preferred Stock ranking senior to the Series E Preferred Stock shall first receive full payment of their liquidation preferences. Holders of Series E Preferred Stock are then entitled to receive a liquidation preference of $100 per share plus accrued dividends prior to any distribution on stock ranking junior to the Series E Preferred Stock.

  Redemption

     Shares of Series E Preferred Stock are not redeemable at the option of the Company.

  Voting Rights

     Except as indicated below or as expressly required by applicable law, holders of Series E Preferred Stock have no voting rights.

     If the equivalent of six full quarterly dividends payable on the Series E Preferred Stock are in arrears, the maximum authorized number of directors of the Company will be increased by two and the holders of Series E Preferred Stock, voting separately as a class with the holders of shares of any other series of Preferred Stock ranking on a parity with the Series E Preferred Stock and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors for successive one-year terms until all dividends in arrears on the Series E Preferred Stock have been paid or declared and set apart for payment. Upon payment or declaration and setting apart of funds for payment of all such dividends in arrears, the term of office of each director elected will immediately terminate and the number of directors constituting the entire Board of Directors of the Company will be reduced by the number of directors elected by the holders of the Series E Preferred Stock and any other series of Preferred Stock ranking on a parity with the Series E Preferred Stock as discussed above.

     The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of the Series E Preferred Stock and each other series of Preferred Stock ranking on a parity with the Series E Preferred Stock and upon which like voting rights have been conferred (voting together as a single class), create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series E Preferred Stock or any other series of Preferred Stock which ranks on a parity with the Series E Preferred Stock as to dividends or upon liquidation, dissolution or winding up. The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of the outstanding shares of the Series E Preferred Stock and each other series of Preferred Stock of the Company similarly affected, if any, voting together as a single class, amend, alter or repeal any provision of the Certificate which would materially and adversely affect the preferences, rights, powers or privileges, qualification, limitations and restrictions of the Series E Preferred Stock and any such other series of Preferred Stock; provided, however, that the creation, issuance or increase in the amount of authorized shares of any other series of Preferred Stock ranking on a parity with or junior to the Series E Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company will not be deemed to materially and adversely affect such rights and preferences, privileges or voting powers.

  Conversion

     On November 17, 1998 (the "Automatic Conversion Date"), unless earlier converted at the option of the holder, each outstanding share of the Series E Preferred Stock shall convert automatically (the "Automatic Conversion") into
(i) shares of Common Stock at the Exchange Rate in effect on the Automatic Conversion Date and (ii) the right to receive an amount in cash equal to Full Cumulative Dividends on such share to the Automatic Conversion Date.

     Shares of Series E Preferred Stock may be converted, in whole or in part, at the option of the holder thereof ("Optional Conversion"), at any time through the close of business on the Business Day prior to November 17, 1998, into shares of Common Stock at the Upper Exchange Rate.

     The Exchange Rate is subject to adjustment (under formulae set forth in the Certificate of Designations) from time to time as appropriate in certain circumstances, including certain subdivisions and combinations of the Common Stock, dividends in Common Stock and non-cash dividends and distributions on Common Stock.

     In case of any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation remains unchanged), or in case of any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), proper provision shall be made so that each share of the Series E Preferred Stock shall, after consummation of such transaction, be subject to (i) conversion at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of Series E Preferred Stock would have been converted if the conversion had occurred immediately prior to consummation of such transaction (based on the Exchange Rate in effect immediately prior to such consummation) and (ii) conversion on the Automatic Conversion Date into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of Series E Preferred Stock would have been converted if the conversion on the Automatic Conversion Date had occurred immediately prior to the date of consummation of such transaction (based on the Exchange Rate in effect immediately prior to such consummation); assuming in each case that such holder of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such transaction (provided that if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each nonelecting share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares). The kind and amount of securities into which the shares of the Series E Preferred Stock shall be convertible after consummation of such transaction shall be subject to adjustment as described above following the date of consummation of such transaction. The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

  Fractional Shares

     No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of Series E Preferred Stock. Instead of any fractional share of Common Stock that would otherwise be issuable upon conversion of any shares of Series E Preferred Stock, the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Closing Price of a share of Common Stock (or, if there is no such Closing Price, the fair market value of a share of Common Stock, as determined or prescribed by the Board of Directors) at the close of business on the Trading Day immediately preceding the date of conversion.

  Listing; Transfer Agent

     Whether the Series E Preferred Stock will be listed on any national securities exchange will be indicated in the Supplemental Prospectus, if any, relating to the public offering thereof. The transfer agent, registrar, dividend disbursing agent and redemption agent for the Series E Preferred Stock will be Boston Equiserve, subject to the right of the Company to designate another bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000 to assume some or all of such functions.

  Definitions

     The following terms shall have the meanings indicated in respect of the Series E Preferred Stock:

          "Base Number" shall mean the number derived from dividing $100 by $15.4375.

          "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York or The Commonwealth of Massachusetts are authorized or obligated by law or executive order to close or a day which is or is declared a national or New York or Massachusetts state holiday.

          "Closing Price" with respect to any securities on any day shall mean the closing sale price regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in each case on the New York Stock Exchange, or, if such security is not listed or admitted to trading on such Exchange, on the principal national securities exchange or quotation system on which such security is quoted or listed or admitted to trading, or, if not quoted or listed or admitted to trading on any national securities exchange or quotation system, the average of the closing bid and asked prices of such security on the over-the-counter market on the day in question as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or a similarly generally accepted reporting service, or if not so available, in such manner as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors for that purpose or (solely in the case of Series C Preferred Stock) a price determined in good faith by the Board of Directors.

          "Current Market Price" shall mean the average of the daily Closing Prices per share of Common Stock for the ten consecutive Trading Days immediately prior to the date in question; provided, however, that, if any event that results in an adjustment of the Exchange Rate occurs during the period beginning on the first day of such ten-day period and ending on the applicable conversion date, the Current Market Price as determined pursuant to the foregoing shall be appropriately adjusted to reflect the occurrence of such event.

          "Dividend Payment Date" shall mean January 1, April 1, July 1 and October 1 in each year.

          "Exchange Rate" for the Series E Preferred Stock shall be equal to (a) if the Current Market Price on the date of determination is equal to or greater than 120% of $15.4375 (the "Threshold Common Stock Price"), the number of shares of Common Stock equal to 0.83333333 of the Base Number (the "Upper Exchange Rate"), (b) if the Current Market Price on the date of determination is less than the Threshold Common Stock Price but greater than $15.4375, the number of shares of Common Stock having a value (determined at the Current Market Price) equal to $100 per share of Series E Preferred Stock (the "Middle Exchange Rate"), and (c) if the Current Market Price on the date of determination is equal to or less than $15.4375, a number of shares of Common Stock (the "Lower Exchange Rate") equal to the Base Number; provided that for all purposes relating to Optional Conversion by a holder pursuant to the above section entitled "Conversion," the Exchange Rate shall be equal to the Upper Exchange Rate. The Exchange Rate is subject to adjustment as set forth in the above section entitled "Conversion."

          "Fair Market Value" on any day shall mean the average of the daily Closing Prices of a share of Common Stock of the Company on the five (5) consecutive Trading Days selected by the Company commencing not more than 20 Trading Days before, and ending not later than, the earlier of the day in question and the day before the "ex" date with respect to the issuance or distribution requiring such computation. The term "ex' date", when used with respect to any issuance or distribution, means the first day on which the Common Stock trades regular way, without the right to receive such issuance or distribution, on the exchange or in the market, as the case may be, used to determine that day's Closing Price.

          "Full Cumulative Dividends" shall mean, with respect to the Series E Preferred Stock, or any other capital stock of the Company, as of any date the aggregate amount of all then accumulated, accrued and unpaid dividends payable on such shares of Series E Preferred Stock, or other capital stock, as the case may be, in cash, whether or not earned or declared and whether or not there shall be funds legally available for the payment thereof.

          "Trading Day" shall mean (x) if the applicable security is listed or admitted for trading on the New York Stock Exchange or another national securities exchange, a day on which the New York Stock Exchange or such other national securities exchange is open for business or (y) if the applicable security is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System, a day on which trades may be made on such National Market System or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Certificate and By-Laws contain various provisions that may impede the acquisition of control of the Company by means of a tender offer, proxy fight or other means. Such provisions include a classified Board of Directors, restrictions on the ability of stockholders to remove directors, the ability to fill vacancies or call a stockholder meeting, and restrictions on stockholder proposals and amendment of certain charter and by-law provisions.

     The Certificate further provides that no director of the company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Section 174 of the Delaware General Corporation Law specifies conditions under which directors of Delaware corporations may be liable for unlawful payment of dividends or unlawful stock purchases or redemptions.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, the Company is subject to the provisions of
Section 203 of the General Corporation Law of the State of Delaware. Section 203 generally provides that if a person or group acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") without prior board approval, such interested stockholder may not, for a period of three years, engage in a wide range of business combination transactions with the corporation. However, this restriction does not apply to a person who becomes an interested stockholder in a transaction resulting in the interested stockholder owning at least 85% of the corporation's voting stock (excluding from the outstanding shares, shares held by officer-directors or pursuant to employee stock plans without confidential tender offer decisions), or to a business combination approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. In addition, Section 203 does not apply to certain business combinations proposed subsequent to the public announcement of specified business combination transactions which are not opposed by the board of directors.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby are to be issued under an Indenture, dated as of September 15, 1993 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), or under a substantially identical indenture with a different trustee. The following summary of certain provisions of the Indenture, a copy of which was filed as an exhibit to the Registration Statement, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definition therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. If the Debt Securities are issued under an indenture other than the Indenture, the Prospectus Supplement will identify the trustee and will describe any material differences between that indenture and the Indenture.

GENERAL

     The Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

     The Debt Securities that may be offered under the Indenture are not limited in amount. As of May 30, 1996, the Company had an aggregate of $257,500,000 in principal amount of Debt Securities outstanding under the Indenture.

     The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium, or with an original issue discount. The Prospectus Supplement will set forth the initial offering price, the aggregate principal amount and the following terms of the Debt Securities in respect of which this Prospectus is delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the date or dates on which principal on such Debt Securities will be payable; (4) the rate or rates and, if applicable, the method used to determine the rate including any commodity, commodity index, stock exchange index or financial index, at which such Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the dates on which such interest shall be payable and the record date for the interest payable on any interest payment date; (5) the place or places where principal of, premium, if any, and interest on such Debt Securities will be payable; (6) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed; (7) the obligation, if any, of the Company to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof; (8) the denominations of such Debt Securities, if other than denominations of $1,000 and any integral multiple thereof; (9) the portion of principal amount of such Debt Securities that shall be payable upon acceleration, if other than the principal amount thereof; (10) the currency of denomination of such Debt Securities; (11) the designation of the currency or currencies in which payment of principal of and interest on such Debt Securities will be made; (12) the manner in which the amounts of payment of principal of premium, if any, or interest on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index; (13) if payments of principal of, premium, if any, or interest on the Debt Securities are to be made in currency other than the denominated currency, the manner in which the exchange rate with respect to such payments will be determined; (14) any other terms of such Debt Securities, which other terms will not be inconsistent with the provisions of the Indenture; and (15) any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities other than those originally appointed. (Indenture [Section]2.2.) The Prospectus Supplement will set forth any federal income tax, accounting or special considerations applicable to the Debt Securities.

PAYMENT OF INTEREST AND EXCHANGE

     Each Debt Security will be issued as a Certificated Debt Security, registered in the name of the holder or its nominee, or as a Book-Entry Debt Security represented by a Global Debt Security registered in the name of the Depositary or its nominee.

  Certificated Debt Securities

     Principal of, premium, if any, and interest on Certificated Debt Securities will be payable to the Holders thereof at the principal office of the Trustee in Chicago, Illinois, or at any paying agency, as defined in the Indenture, maintained at the time by the Company for such purpose. At the option of the Company, payment of interest on Certificated Debt Securities may be made by check mailed to the address of the record holder thereof (the "Holder") as of the applicable record date as such address appears in the Certificated Debt Securities Register. Certificated Debt Securities may be transferred or exchanged at the aforementioned Trustee's office or paying agencies in accordance with the terms of the Indenture. No service charge will be made for any transfer or exchange of Certificated Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Certificated Debt Securities will not be exchangeable for Book-Entry Debt Securities, except under the circumstances described below under "Global Debt Securities and Book-Entry System." (Indenture [Sections]2.4 and 2.7.)

     The transfer of Certificated Debt Securities and the right to the principal of premium, if any, and interest on such Certificated Debt Securities may be effected only by surrender of the old certificate representing such Certificated Debt Securities and either reissuance by the Company or the Trustee of the old certificate to the new Holder or the issuance by the Company or the Trustee of a new certificate to the new Holder.

  Global Debt Securities and Book-Entry System

     Upon issuance, all Book-Entry Debt Securities having the same Issue Date, interest rate, if any, amortization schedule, if any, maturity date and other terms, if any, will be represented by one or more Global Debt Securities. Each Global Debt Security representing Book-Entry Debt Securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary. Book-Entry Debt Securities will not be exchangeable for Certificated Debt Securities and will not otherwise be issuable as Certificated Debt Securities.

     The procedures that the Depositary has indicated it intends to follow with respect to Book-Entry Debt Securities are set forth below.

     Ownership of beneficial interests in a Book-Entry Debt Securities will be limited to persons that have accounts with the Depositary for the related Global Debt Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Debt Security, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Book-Entry Debt Securities. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related Global Debt Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Book-Entry Debt Securities.

     So long as the Depositary, or its nominee, is the registered owner of such Global Debt Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Except as set forth below, owners of Book-Entry Debt Securities will not be entitled to have such securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing such securities and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning Book-Entry Debt Securities must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of Book-Entry Debt Securities desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant Book-Entry Debt Securities to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal, premium, if any, and interest on Book-Entry Debt Securities will be made to the Depositary or its nominee, as the case may be, as the registered holder of the related Global Debt Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary, upon receipt of any payment of principal, premium, if any, or interest on a Global Debt Security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amount of Book-Entry Debt Securities held by each such participant as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Debt Securities held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue Certificated Debt Securities in exchange for such Global Debt Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Book-Entry Debt Securities represented by one or more Global Debt Securities and, in such event, will issue Certificated Debt Securities in exchange for such Global Debt Security or Securities. Any Certificated Debt Securities issued in exchange for a Global Debt Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of Book-Entry Debt Securities relating to such Global Debt Security.

     The foregoing information in this section concerning the Depositary and the Depositary's Book-Entry System has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN COVENANTS OF THE COMPANY

     Restrictions on Liens. The Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness secured by any mortgage, security interest, pledge, lien or other encumbrance (herein referred to as a "Mortgage" or "Mortgages") upon any Operating Property or Operating Asset of the Company or any Restricted Subsidiary, whether such Operating Property or Operating Asset is now owned or hereafter acquired, without in any such case effectively providing concurrently with the issuance, assumption or guarantee of any such Indebtedness that the Debt Securities (together with, if the Company shall so determine, any other Indebtedness ranking equally with the Debt Securities other than Debt Securities not having the benefit of this provision) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to: (i) the giving, within 180 days after the later of the acquisition or completion of construction or completion of substantial reconstruction, renovation, remodeling, expansion or improvement (each a "substantial improvement") of such property, and the placing in operation of such property after the acquisition or completion of any such construction or substantial improvement, of any purchase money Mortgage (including security for bankers acceptances and similar inventory financings in the ordinary course of business and vendors' rights under purchase contracts under an agreement whereby title is retained for the purpose of securing the purchase price thereof), or the acquiring of property not theretofore owned by the Company or such Restricted Subsidiary subject to any then existing Mortgage securing Indebtedness (whether or not assumed) including Indebtedness incurred for reimbursement of funds previously expended for any such purpose, provided that in each case (x) such Mortgage is limited to such property, including accretions thereto and any such construction or substantial improvement (or, with respect to bankers acceptances and similar inventory financings in the ordinary course of business, any inventory acquired by the Company or such Restricted Subsidiary during the 180-day period immediately preceding the date of creation of such Mortgage); (y) the principal amount of the Indebtedness being incurred that is secured by such Mortgage shall not exceed the cost of such acquired property, construction or substantial improvement, as the case may be; and (z) the principal amount of the Indebtedness secured by such Mortgage, together with all other Indebtedness to persons other than the Company or a Restricted Subsidiary secured by Mortgages on such property, shall not exceed the lesser of the total costs of such property, including any such construction or substantial improvement, to the Company or a Restricted Subsidiary or the fair market value thereof immediately following the acquisition, construction or substantial improvement thereof by the Company or a Restricted Subsidiary; (ii) the giving by the Company or a Restricted Subsidiary of a Mortgage on real property that is the sole security for Indebtedness (w) incurred within three years after the latest of (1) September 15, 1993, (2) the date of acquisition of such real property or (3) the date of completion of construction or substantial improvement made thereon by the Company or such Restricted Subsidiary, (x) incurred for the purpose of reimbursing itself for the cost of acquisition and/or the cost of improvement of such real property, (y) the amount of which does not exceed the lesser of the aggregate cost of such real property and improvements or the fair market value thereof, and (z) the holder of which shall be entitled to enforce payment of such Indebtedness solely by resorting to the security therefor, without any liability on the part of the Company or such Restricted Subsidiary for any deficiency; (iii) any

Mortgage on assets of the Company or any Subsidiary existing on the date of the Indenture or any Mortgage on the assets of a Restricted Subsidiary on the date it became a Subsidiary or any Mortgage on the assets of a Subsidiary that is newly designated as a Restricted Subsidiary, if such Mortgage was created while such Subsidiary was a Non-Restricted Subsidiary, and such Mortgage would have been permitted under the provisions of this paragraph if such Subsidiary had been a Restricted Subsidiary at the time such Mortgage was created; (iv) any Mortgage incurred in connection with any refunding or extension of Indebtedness secured by a Mortgage permitted under clause (i), (ii) or (iii) above, provided that the principal amount of the refinancing or extending Indebtedness does not exceed the principal amount of the Indebtedness so refunded or extended and that such Mortgage applies only to the same property or assets subject to the prior permitted Mortgage and fixtures and building improvements thereon (and if the prior Mortgage was incurred under clause (ii) above, the requirements of clause
(z) thereof are satisfied), or (v) any Mortgage given in favor of the Company or any Wholly Owned Restricted Subsidiary. (Indenture [Section]4.5(a).)
On September 15, 1993, no Operating Property was subject to any Mortgage.

     Restrictions on Sale and Leaseback Transactions. Without equally and ratably securing the Debt Securities, the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Operating Property or Operating Asset that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person subsequent to September 15, 1993 with the intention of taking back a lease of such property (a "Sale and Leaseback Transaction") unless the terms of such sale or transfer have been determined by the Company's Board of Directors to be fair and arms' length and, within 180 days after the receipt of the proceeds of such sale or transfer, the Company or any Restricted Subsidiary applies an amount equal to the greater of the net proceeds of such sale or transfer or the fair value of such Operating Property or Operating Asset at the time of such sale or transfer to the prepayment or retirement (other than any mandatory prepayment or retirement) of Senior Funded Debt of the Company or such Restricted Subsidiary. The foregoing restriction will not apply to (i) any Sale and Leaseback Transaction for a term of not more than three years including renewals, (ii) any Sale and Leaseback Transaction with respect to Operating Property if a binding commitment with respect thereto is entered into within three years after the date such property was acquired (as the term "acquired" is used in the definition of Operating Property) or any Sale and Leaseback Transaction with respect to Operating Assets if a binding commitment with respect thereto is entered into within 180 days after the later of the date such property was acquired and, if applicable, the date such property was first placed in operation, or (iii) any Sale and Leaseback Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries provided that the lessor shall be the Company or a Wholly Owned Restricted Subsidiary. (Indenture [Section]4.6(a).)

     Exempted Debt. Notwithstanding the restrictions on Mortgages and Sale and Leaseback Transactions described above under "Restrictions on Liens" and "Restrictions on Sale and Leaseback Transactions," the Company or its Restricted Subsidiaries may, in addition to amounts permitted under such restrictions, create or assume Mortgages, and renew, extend or replace such Mortgages, or enter into Sale and Leaseback Transactions, provided that, after giving effect thereto, the aggregate outstanding principal amount of all Exempted Debt of the Company and its Restricted Subsidiaries does not exceed 10% of Consolidated Net Tangible Assets. (Indenture [Sections]4.5(b) and 4.6(b).)

     Maintenance of Properties. The Company will cause all properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times, provided that the Company may discontinue the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the Holders of the Debt Securities.

     Payment of Taxes and other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges in excess of $250,000 levied or imposed upon the Company or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (2) all lawful claims for labor, materials and supplies in excess of $250,000 which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary, provided that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

     No Special Protection in the Event of a Highly Leveraged
Transaction. Unless otherwise indicated in the Prospectus Supplement relating thereto, the terms of the Debt Securities will not afford the holders special protection in the event of a highly leveraged transaction.

CERTAIN DEFINITIONS

     Set forth below are certain significant terms that are defined in Section
1.1 of the Indenture:

          "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the imputed rate of interest of such transaction determined in accordance with generally accepted accounting principles) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such arrangement (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease for any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

          "Capitalized Lease Obligations" means obligations created pursuant to leases that are required to be shown on the liability side of a balance sheet in accordance with FASB Statement No. 13, "Accounting for Leases," as amended and interpreted, or any successor or comparable accounting standard.

          "Consolidated" when used with respect to any of the terms defined in the Indenture, refers to such terms as reflected in a consolidation of the accounts of the Company and its Restricted Subsidiaries in accordance with generally accepted accounting principles.

          "Consolidated Net Tangible Assets" means the total amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from the gross book value of specific asset accounts under generally accepted accounting principles) that under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries, after deducting therefrom (i) all liability items except Funded Debt, Capitalized Lease Obligations, stockholders' equity and reserves for deferred income taxes, (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (other than leasehold costs and investments in so-called safe harbor leases), which in each such case would be so included on such balance sheet, and (iii) all amounts which would be so included on such balance sheet in respect of Investments (less applicable reserves) in Non-Restricted Subsidiaries in excess of the amount of such Investments at July 31, 1993. As of July 31, 1993, the amount of Investments in Non-Restricted Subsidiaries totaled approximately $315 million.

          "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

          "Exempted Debt" means the sum of the following items outstanding as of the date Exempted Debt is being determined: (i) Indebtedness for money borrowed of the Company and its Restricted Subsidiaries incurred after the date of the Indenture and secured by liens created or assumed or permitted to exist pursuant to Section 4.5(b) of the Indenture, and (ii) Attributable Debt of the

     Company and its Restricted Subsidiaries in respect of all Sale and Leaseback Transactions entered into pursuant to Section 4.6(b) of the Indenture.

          "Funded Debt" of any person means Indebtedness, whether incurred, assumed or guaranteed, maturing by its terms more than one year from the date of creation thereof, or that is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from the date of creation thereof; provided, however, that Funded Debt shall not include (i) obligations created pursuant to leases, (ii) any Indebtedness or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such Indebtedness shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or (iii) any Indebtedness for the payment or redemption of which money in the necessary amount shall have deposited in trust either at or before the maturity date thereof.

          "Indebtedness" of any person means indebtedness for borrowed money and indebtedness under purchase money mortgages or other purchase money liens or conditional sales or similar title retention agreements, in each case where such indebtedness has been created, incurred, or assumed by such person to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles, guarantees by such Person of such indebtedness, and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness.

          "Investment" means and includes any investment in stock, evidences of indebtedness, loans or advances, however made or acquired, but shall not include accounts receivable of the Company or of any Restricted Subsidiary arising from transactions in the ordinary course of business, or any evidences of indebtedness, loans or advances made in connection with the sale to any Subsidiary of accounts receivable of the Company or any Restricted Subsidiary arising from transactions in the ordinary course of business of the Company or any Restricted Subsidiary.

          "Non-Restricted Subsidiary" means any Subsidiary other than a Restricted Subsidiary.

          "Operating Assets" means all merchandise inventories, furniture, fixtures and equipment (including all transportation and warehousing equipment but excluding office equipment and data processing equipment) owned by the Company or a Restricted Subsidiary.

          "Operating Property" means all real property and improvements thereon owned by the Company or a Restricted Subsidiary constituting, without limitation, any store, warehouse, service center or distribution center wherever located; provided that such term shall not include any store, warehouse, service center or distribution center that the Company's Board of Directors declares by resolution not to be of material importance to the business of the Company and its Restricted Subsidiaries. Operating Property is treated as having been "acquired" on the day the Operating Property is placed in operation by the Company or a Restricted Subsidiary after the later of (a) its acquisition from a third party, including a Non-Restricted Subsidiary, (b) completion of its original construction or (c) completion of its substantial reconstruction, renovation, remodeling, expansion or improvement (whether or not constituting an Operating Property prior to such reconstruction, renovation, remodeling, expansion or improvement).

          "Restricted Subsidiaries" means any Subsidiary so designated by the Board of Directors or duly authorized officers of the Company in accordance with the Indenture provided that (a) the Board of Directors or duly authorized officers of the Company may, subject to certain limitations, designate any Non-Restricted Subsidiary and (b) any Subsidiary of which the majority of the voting stock is owned directly or indirectly by one or more Non-Restricted Subsidiaries shall be a Non-Restricted Subsidiary. As of June 3, 1996, the Company had no Restricted Subsidiaries.

          "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

          "Senior Funded Debt" means all Funded Debt of the Company or any person (except Funded Debt, the payment of which is subordinated in the manner provided in the Indenture to the payment of the Debt Securities).

MERGER AND CONSOLIDATION

     The Indenture provides that the Company may, without the consent of the Holders of the Debt Securities, consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case (i) the successor shall be a domestic corporation and such corporation shall assume by a supplemental indenture the Company's obligations under the Indenture and the Debt Securities, (ii) immediately after such transaction, and treating any Indebtedness that becomes an obligation of the Company or a Subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Default or Event of Default shall have happened and be continuing, and (iii) if as a result of any such transaction properties or assets of the Company would become subject to a Mortgage that would not be permitted under the Indenture, the Debt Securities would be secured, equally and ratably with (or prior to) all Indebtedness so secured. Upon compliance with these provisions by a successor corporation, the Company (except in the case of a lease) would be relieved of its obligations under the Indenture and the Debt Securities. (Indenture [Sections]5.1 and 5.2.)

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when due; (c) default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance or breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (e) unless the terms of such series otherwise provide, a default under any bond, debenture, note or other evidence of Indebtedness for money borrowed by the Company (including a default with respect to Debt Securities of any series other than that series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company (including the Indenture), whether such Indebtedness now exists or shall hereafter be created, which default shall have resulted in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, and the principal amount of the Indebtedness so accelerated, together with the principal amount of all other Indebtedness similarly accelerated, shall be $10 million or more, and such acceleration shall not have been rescinded or annulled within a period of 10 days after there shall have been given written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series that is described in the Prospectus Supplement accompanying this Prospectus. No Event of Default with respect to a particular series of Debt Securities (except as to the certain events in bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Indenture [Section]6.1.) The occurrence of an Event of Default would constitute an event of default under certain of the Company's existing bank lines. In addition, the occurrence of certain Events of Default or an acceleration under the Indenture would constitute an event of default under certain other bank lines and other indebtedness of the Company.

     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by Holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the term of that series) and premium, if any, of all Debt Securities of that series. In the case of an Event of Default resulting from the certain events in bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium, if any, of all outstanding Debt Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of that series may, subject to the Company having paid or deposited with the Trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium, if any, with respect to Debt Securities of that series have been cured or waived as provided in the Indenture. (Indenture [Section]6.2.) For information as to waiver of defaults see the discussion set forth below under "Modification and Waiver." Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. (Indenture [Section]7.1(e).) Subject to certain rights of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Indenture [Section]6.12.)

     No Holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable security and indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Indenture [Section]6.7.) Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Indenture [Section]6.8.)

     The Indenture requires the Company, within 120 days after the end of each of its fiscal years, to furnish to the Trustee a statement as to compliance with the Indenture. (Indenture [Section]4.8.) The Indenture provides that the
Trustee may withhold notice to the Holders of Debt Securities of any series of any Default or Event of Default (except in payment on any Debt Securities of such series) with respect to Debt Securities of such series if it in good faith determines that withholding such notice is in the interest of the Holders of Debt Securities. (Indenture [Section]7.5.)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the outstanding Debt Securities of each series affected by such modifications or amendments provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) reduce the amount of Debt Securities whose Holders must consent to an amendment or waiver; (b) change the rate of or change the time for payment of interest (including default interest) on any Debt Security; (c) change the principal, premium, if any, or the fixed maturity of any Debt Security; (d) waive a default in the payment of the principal of, premium, if any, or interest on any Debt Security (except a rescission of acceleration of the Debt Securities of any series by the Holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities of such Series and a waiver of the payment default that resulted from such acceleration); (e) make the Debt Security payable in currency other than that stated in the Debt Security; (f) make any change to certain provisions of the Indenture relating to remedies or amendments; (g) waive a redemption payment with respect to any Debt Security or change any of the provisions with respect to the redemption of any Debt Securities; (h) waive the provisions for determining the Dollar equivalent of foreign currency denominated Securities in connection with actions of Holders of Debt Securities under the Indenture; or
(i) waive provisions relating to conversion of a currency in which a judgment is rendered into another required currency. (Indenture [Section]9.3.)

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with provisions of the Indenture other than certain specified provisions. (Indenture [Section]9.2.) The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of that series affected. (Indenture [Section]6.13.)

DEFEASANCE OF DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     Defeasance and Discharge. The Indenture provides that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or government obligations in the same currency as such series that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if: the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that Holders of the Debt Securities of such Series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and such discharge will not be applicable to any Debt Securities of such series then listed on the New York Stock Exchange or any other securities exchange if such deposit would cause said Debt Securities to be de-listed as a result thereof. (Indenture [Section]8.3.)

     Defeasance of Certain Covenants. The Indenture provides that unless otherwise provided by the terms of the applicable series of Debt Securities, upon compliance with certain conditions, (i) the Company may omit to comply with the restrictive covenants contained in Sections 4.2 (except as to corporate existence), 4.3 through 4.9 and Section 5.1(3) of the Indenture, including the restrictive covenants described above under the captions "Certain Covenants of the Company"; and (ii) cross accelerations constituting Events of Default under
Section 6.1(5) shall be inapplicable to such series. The conditions include: the deposit with the Trustee of money and/or government obligations in the same currency as such series that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred. (Indenture [Section]8.4.)

     Defeasance and Events of Default. In the event the Company exercises its opinion to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

CONCERNING THE TRUSTEE

     The Company maintains banking relationships in the ordinary course of business with the Trustee.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company or the Selling Stockholder, as the case may be, may sell the Offered Securities being offered hereby by one or more methods, including without limitation (i) through underwriters, (ii) through brokers or dealers,
(iii) through agents and (iv) directly to purchasers. The applicable Prospectus Supplements will set forth the terms of the offering of any Offered Securities, including (where applicable) the name or names of the underwriters, dealers or agents, the aggregate principal amount or number of Offered Securities, the purchase price of the Offered Securities and the proceeds to the Company or the Selling Stockholder, as the case may be, from the sale, any underwriting discounts and other items constituting underwriters' compensation and any discounts and commissions allowed or paid to dealers or agents. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Company may also issue the Company Offered Securities to one or more persons in exchange for outstanding securities of the Company acquired by such persons in privately negotiated transactions or from third parties in open market transactions. The newly issued Company Offered Securities in such cases may be offered pursuant to this Prospectus and the applicable Prospectus Supplement by such persons, acting as principal for their own accounts, at market prices prevailing at the time of sale, at prices otherwise negotiated or at fixed prices. Unless otherwise indicated in the applicable Prospectus Supplement, the Company will only receive outstanding securities and will not receive cash proceeds in such exchanges or resales. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

     If an underwriter or underwriters are used in the sale of the Offered Securities, the Company (and the Selling Stockholder in respect of Selling Stockholder Offered Securities) will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The underwriter or underwriters with respect to an underwritten offering of Offered Securities will be set forth in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. If any underwriter or underwriters are used in the sale of the Offered Securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and the underwriters with respect to a sale of Offered Securities will be obligated to purchase all such Offered Securities if any are purchased. In connection with the sale of Offered Securities, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     The Company may also sell Company Offered Securities pursuant to one or more standby agreements with one or more underwriters in connection with the call for redemption of a specified class of the Company's Preferred Stock pursuant to which such underwriter or underwriters would agree (a) to purchase from the Company up to the number of shares of Common Stock that would be issuable upon conversion of all of the shares of such class of Preferred Stock at an agreed price per share of Common Stock and (b) to convert into Common Stock any shares of such class of Preferred Stock purchased by such underwriter or underwriters in the market. Such underwriter or underwriters may assist in the solicitation of conversions by holders of shares of such class of Preferred Stock.

     Upon the Company's being notified by the Selling Stockholder of any change in the identity of the Selling Stockholder or that any material arrangement has been entered into with a broker or dealer for the sale of any Selling Stockholder Offered Securities through a secondary distribution, or a purchase by a broker or dealer, a Prospectus Supplement will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (a) the names of such brokers or dealers; (b) the number of Selling Stockholder Offered Securities to be sold; (c) the price at which such Selling Stockholder Offered Securities are being sold; (d) the commissions paid or the discounts or concessions allowed to such brokers or dealers; (e) where applicable, that such broker or dealer did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented or amended;
(f) any change in the identity of the Selling Stockholder, and (g) other facts material to the transaction.

     All Offered Securities (except Common Stock) will be securities with no established trading market. If an underwriter or underwriters are used in the sale of any Offered Securities, the applicable Prospectus Supplement will contain a statement as to the intention, if any, of such underwriters at the date of such Prospectus Supplement to make a market in the Offered Securities. Such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given concerning the liquidity of the trading market for any Offered Securities.

     Underwriters, dealers or agents who participate in the distribution of Offered Securities may be entitled, under agreements that may be entered into with the Company and/or the Selling Stockholder, as the case may be, to indemnification by the Company and/or the Selling Stockholder, as the case may be, against certain liabilities, including liabilities under the Securities Act, or to contribution by the Company and/or the Selling Stockholder, as the case may be, to payments such underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for the Company or certain subsidiaries of the Company and/or the Selling Stockholder or certain affiliates of the Selling Stockholder in the ordinary course of business.

     The Offered Securities may be sold either at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

                                 LEGAL OPINION

     The legality of the Offered Securities will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters relating to the Selling Stockholder will be passed on by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company as of January 27, 1996 and January 28, 1995 and the consolidated statements of income, stockholders' equity and cash flows of the Company for the years ended January 27, 1996, January 28, 1995, and January 29, 1994, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of Marshalls as of December 31, 1994 and 1993, and the consolidated statements of income, stockholders' equity and cash flows of Marshalls for the years ended December 31, 1994, 1993 and 1992 incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    [LOGO]

[CALLOUT LEFTSIDE: INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.]

                   [Prospectus for Series E Preferred Stock]
PROSPECTUS (Subject to Completion)
Issued June 17, 1996

                                1,500,000 Shares

                                    [LOGO]
               SERIES E CUMULATIVE CONVERTIBLE PREFERRED STOCK
              (Participating Equity Preferred StockSM -- PEPSSM)
                              ($1.00 par value)
                           ------------------------
All of the shares of the Series E Cumulative Convertible Preferred Stock, par
   value $1.00 per share ("Series E Preferred Stock" or "PEPS"), of The TJX
    Companies, Inc. ("TJX" or the "Company") are being sold by the Selling
         Stockholder as described herein under "Selling Stockholder."
             None of the proceeds from the sale of the PEPS will
                         be received by the Company.
                           ------------------------
   The annual dividend rate payable with respect to each PEPS is $7.00, is cumulative and is payable quarterly in arrears on each January 1, April 1, July
  1 and October 1, commencing on January 1, 1996. The liquidation preference applicable to each PEPS is equal to the sum of $100 and the amount of accrued and unpaid dividends thereon.

On November 17, 1998 (the "Automatic Conversion Date"), unless earlier converted at the option of the holder, each PEPS will convert automatically into (i) a number of shares (the "Conversion Shares") of the Company's Common Stock, par
 value $1.00 per share (the "Common Stock") equal to the applicable Exchange
      Rate (as defined) and (ii) the right to receive accrued and unpaid dividends thereon. The "Exchange Rate" is equal to (i) if the Current
      Market Price (as defined) is equal to or greater than $18.525 (the "Threshold Common Stock Price"), 5.398111 shares of Common Stock per
      PEPS, (ii) if the Current Market Price is less than the Threshold
      Common Stock Price but greater than $15.4375, the number of shares of Common Stock having a value (determined at the Current Market
       Price) equal to $100 and (c) if the Current Market Price is less than or equal to $15.4375, 6.477733 shares of Common Stock per
             PEPS. The Exchange Rate is subject to adjustment in
                               certain events.

 At any time prior to the close of business on the business day prior to the Automatic Conversion Date, each PEPS is convertible at the option of the holder thereof into 5.398111 shares of Common Stock, subject to adjustment in certain events. For a detailed description of the PEPS, see "Description of
                          Series E Preferred Stock."
                           ------------------------

Application will be made to list the PEPS on the New York Stock Exchange (the "NYSE"). The last reported sale price of the Common Stock on the NYSE on June 14, 1996 was $35 5/8.
                           ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATES SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                                           ------------------------
                                            PRICE $       PER PEPS
                                           ------------------------

                                                                          UNDERWRITING          PROCEEDS TO
                                                       PRICE TO           DISCOUNTS AND           SELLING
                                                       PUBLIC(1)         COMMISSIONS(2)       STOCKHOLDER(3)
                                                   -----------------    -----------------    -----------------
Per PEPS.......................................            $                    $                    $
Total..........................................            $                    $                    $

- ------------

(1)  Plus accrued dividends from             , 1996, if any.
(2) The Company, Melville Corporation and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(3)  Before deducting expenses payable by the Selling Stockholder, estimated to
     be $        . Expenses payable by the Company are estimated to be
     $        .
(SM) Service Mark of Morgan Stanley & Co. Incorporated.

                            ------------------------
    The PEPS are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Latham & Watkins, counsel for the Underwriters. It is expected that delivery of the PEPS
will be made on or about June   , 1996 at the offices of Morgan Stanley & Co.
Incorporated, New York, New York, against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY & CO.
             INCORPORATED
                      CS FIRST BOSTON
                                         SALOMON BROTHERS INC
June   , 1996

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer or solicitation by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.
                            ------------------------

                               TABLE OF CONTENTS
                                        PAGE                                          PAGE
                                        ----                                          ----
Incorporation of Certain Documents by         Management's Discussion and Analysis
  Reference...........................    3     of Results of Operations and
Available Information.................    3     Financial Condition.................   16
Summary...............................    4   Selling Stockholder...................   21
The Company...........................    8   Description of Series E Preferred
Use of Proceeds.......................   12     Stock...............................   22
Price Range of Common Stock and               Federal Income Tax Considerations.....   27
  Dividends...........................   12   Description of Capital Stock..........   28
Selected Consolidated Financial               Underwriters..........................   39
  Information.........................   13   Legal Opinion.........................   39
Selected Information by Major                 Experts...............................   40
  Business Segment....................   15   Pro Forma Condensed Consolidated
                                                Financial Statements................  P-1


                            ------------------------

     IN CONNECTION WITH ANY OFFERING OF SERIES E PREFERRED STOCK HEREUNDER AT FIXED PRICES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF SERIES E PREFERRED STOCK AND/OR COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously or simultaneously filed with the Securities and Exchange Commission (the "Commission") (File No. 1-4908) are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996;

          (b) The Company's Quarterly Report on Form 10-Q for the thirteen weeks ended April 27, 1996;

          (c) The Company's Current Report on Form 8-K dated May 24, 1996 (filed June 5, 1996);

          (d) The Company's Amendment No. 4 on Form 8-A/A dated June 3, 1996 to the Company's Registration Statement on Form 8-A in respect of the Common Stock, including without limitation the description of the Common Stock set forth therein; and

          (e) The consolidated financial statements of Marshalls of Roseville, Minn., Inc. and the unaudited pro forma condensed consolidated financial statements of the Company set forth in the Company's Amendment No. 1 on Form 8-K/A dated November 17, 1995 (filed January 31, 1996).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this Prospectus and prior to the termination of the offering made hereby shall be incorporated by reference into this Prospectus and shall be deemed to be a part of this Prospectus from the date of filing of such documents. See "Available Information." Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in the accompanying Prospectus Supplement, or in any other subsequently filed incorporated document, modifies or supersedes such statement. The Company will provide, upon written or oral request, without charge, to each person to whom a copy of this Prospectus has been delivered, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference, other than certain exhibits to such documents. Requests for such copies should be directed to: The TJX Companies, Inc., 770 Cochituate Road, Framingham, Massachusetts 01701 (telephone
(508) 390-1000), Attention: Sherry Lang, Manager of Investor Relations.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy materials and other information with the Commission. Such reports, proxy materials and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.[Section]gov. In addition, similar information concerning the Company can be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits thereto for further information with respect to the Company and the PEPS.

- --------------------------------------------------------------------------------
                                    SUMMARY

     The following summary is qualified in its entirety by the detailed information appearing elsewhere or incorporated by reference in this Prospectus. The Company's fiscal year ends on the last Saturday in January and the Company identifies fiscal years by reference to the year in which the fiscal year ends. Thus, fiscal 1996 refers to the fiscal year ended January 27, 1996. All information as to stores currently in operation is as of January 27, 1996, except as otherwise specifically indicated.

                                  THE COMPANY

     The TJX Companies, Inc. is the largest off-price family apparel retailer in North America. The Company operated, as of January 27, 1996, 587 T.J. Maxx stores, the recently acquired Marshalls chain of 496 stores, and Winners Apparel Ltd., a Canadian off-price family apparel chain with 52 stores. TJX is also developing HomeGoods, a U.S. off-price home fashion chain with 22 stores, and T.K. Maxx, an off-price family apparel concept in the United Kingdom, which has 9 stores. The Company also has operated the Chadwick's of Boston off-price women's fashion catalog. The Company's mission is to consistently deliver value to its customers by providing rapidly changing assortments of brand-name merchandise at prices substantially below department and specialty store regular prices. Net sales of the Company for the fiscal year ended January 27, 1996 were $4.4 billion, including Marshalls' sales since its acquisition by TJX in November 1995. The Company's combined T.J. Maxx and Marshalls division represents the substantial majority of the Company's sales volume.

     TJX completed the acquisition of Marshalls, an off-price family apparel chain, from Melville Corporation on November 17, 1995. The purchase price (before expenses) for the acquisition was $599.3 million, consisting of $375 million in cash, before closing adjustments, plus an additional $49.3 million (paid on April 30, 1996) based on the final closing balance sheet, plus $175 million in TJX convertible preferred stock. The convertible preferred stock consisted of the 1,500,000 PEPS offered hereby plus 250,000 shares of Series D Cumulative Convertible Preferred Stock.

     As a result of the acquisition, TJX added 496 Marshalls stores to its existing base of 587 U.S. off-price family apparel stores as of January 27, 1996. Management believes that it will realize improved operating efficiencies for the combined entity through the integration of many administrative and operational functions as well as through increased purchasing leverage. In addition, through the acquisition of Marshalls, the Company will be able to decrease the amount of excess retail square footage in the competitive off-price retail sector through the closure of underperforming stores. During the period from the Marshalls acquisition through the end of fiscal 1998, the Company expects to close approximately 30 T.J. Maxx stores and 170 Marshalls stores. TJX established a $244.1 million reserve in the allocation of the purchase price of Marshalls relating primarily to the anticipated closing of these approximately 170 Marshalls stores. In addition, TJX recorded a charge of $35 million for the closing of these approximately 30 T.J. Maxx stores. The Company plans to retain the independent identities of the T.J. Maxx and Marshalls chains, including, but not limited to, certain elements of marketing, merchandising, product assortment and store appearance.

     Both T.J. Maxx and Marshalls offer a broad range of brand-name family apparel, accessories, shoes, domestics, giftware and jewelry at prices generally 20% to 60% below department and specialty store regular prices. The Company's strategies for increasing sales and profitability at both T.J. Maxx and Marshalls include:

     - Taking advantage of increased purchasing leverage to deliver lower prices, to increase the differential of the prices offered by T.J. Maxx and Marshalls as compared to those offered by department and specialty stores and to provide enhanced value to customers;

     - Continuing the process of integrating Marshalls and T.J. Maxx and further consolidating duplicative functions and reducing associated operating expenses;

     - Closing underperforming stores; and
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

     - Improving the performance of Marshalls by implementing strategies utilized by T.J. Maxx such as increased brand-name focus, everyday low price strategy, disciplined markdown programs, and low operating expenses.

     In September 1995, the Company sold its Hit or Miss chain of off-price women's specialty apparel stores. On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd. ("Chadwick's") filed with the Commission a Registration Statement (File No. 333-4427) related to the sale by the Company in an underwritten public offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' over-allotment option, of the common stock of Chadwick's, which operates the Chadwick's of Boston fashion catalog. The Company expects to reduce its ownership interest in Chadwick's over time, subject to prevailing market and other conditions.

                                  THE OFFERING

Securities Offered.........  1,500,000 PEPS. The PEPS are shares of the
                             Company's Series E Preferred Stock

Ranking....................  The PEPS offered hereby will rank, with respect to dividends and upon liquidation, dissolution or winding up, senior to the Common Stock, pari passu with the Company's outstanding Series D Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series D Preferred Stock") and, after the redemption or conversion of all shares of the Company's Series A Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), pari passu with the Company's Series C Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series C Preferred Stock"). For so long as any shares of Series A Preferred Stock remain outstanding, the PEPS will rank junior to the Series A Preferred Stock and the Series C Preferred Stock. The Company has given notice to the holders of the Series A Preferred Stock that it intends to redeem all outstanding shares of Series A Preferred Stock on June 24, 1996.

Dividends..................  The annual dividend rate payable with respect to each PEPS is $7.00, is cumulative and is payable quarterly in arrears on each January 1, April 1, July 1 and October 1, commencing January 1, 1996.

Mandatory Conversion.......  On November 17, 1998 the ("Automatic Conversion
                             Date"), unless earlier converted at the option of
                             the holder, each PEPS will convert automatically
                             into (i) a number of shares of Common Stock equal
                             to the Exchange Rate and (ii) the right to receive accrued and unpaid dividends thereon. The "Exchange Rate" is equal to (i) if the Current Market Price is equal to or greater than $18.525 (the "Threshold Common Stock Price"), 5.398111 shares of Common
                             Stock per each PEPS, (ii) if the Current Market
                             Price is less than the Threshold Common Stock Price but greater than $15.4375, the number of shares of Common Stock having a value (determined at the Current Market Price) equal to $100 and (c) if the Current Market Price is less than or equal to $15.4375, 6.477733 shares of Common Stock per each PEPS. The Exchange Rate is subject to adjustment in certain events. The "Current Market Price"
                             generally means the average of the daily Closing Prices per share of Common Stock for the ten consecutive Trading Days immediately prior to, but not including, the Automatic Conversion Date.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Conversion at the Option of
the Holder.................  At any time prior to the close of business on the business day prior to the Automatic Conversion
                             Date, each PEPS is convertible at the option of the holder thereof into 5.398111 shares of Common
                             Stock, subject to adjustment in certain events.

Liquidation Preference.....  The liquidation preference applicable to each PEPS is equal to the sum of $100 and the amount of accrued and unpaid dividends thereon.

Redemption at the Option of
the Company................  The PEPS are not redeemable by the Company.

Voting Rights..............  Except as required by law or with respect to the creation or issuance of senior classes or series of preferred stock, the holders of PEPS will generally not be entitled to any voting rights unless the equivalent of six quarterly dividends payable on the PEPS are in arrears, in which case the number of directors of the Company will be increased by two and the holders of PEPS, voting separately as a class with the holders of shares of any other series of parity preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors for a term of one year (or until the dividend arrearage has been paid).

Proposed Listing...........  Application will be made to list the PEPS on the
                             NYSE. The Common Stock is listed on the NYSE under the symbol "TJX".

Use of Proceeds............  None of the proceeds from the sale of the PEPS will be received by the Company.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                             SUMMARY FINANCIAL DATA

     The summary financial data reflects the Company's Hit or Miss division, which was sold on September 30, 1995, as a discontinued operation. On November 17, 1995 the Company acquired Marshalls. The Company has included the results of Marshalls in its consolidated results commencing November 18, 1995.

     On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd. filed with the Commission a Registration Statement related to the sale by the Company in an underwritten public offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' over-allotment option, of the common stock of Chadwick's. (See "Pro Forma Condensed Consolidated Financial Statements.")

                                                         FISCAL YEAR ENDED                               13 WEEKS ENDED
                                -------------------------------------------------------------------   ---------------------
                                JANUARY 25,   JANUARY 30,   JANUARY 29,   JANUARY 28,   JANUARY 27,   APRIL 29,   APRIL 27,
                                   1992          1993          1994          1995          1996         1995        1996
                                -----------   -----------   -----------   -----------   -----------   ---------   ---------
                                                     (IN MILLIONS, EXCEPT PER SHARE AND STORE AMOUNTS)
INCOME STATEMENT DATA:
  Net sales...................    $2,380.6      $2,879.3      $3,253.5      $3,489.1      $4,447.5     $  830.4    $1,604.2
  Operating income(1)(2)......       194.3         239.7         261.6         214.7         201.2         36.6        77.4
  Income from continuing
    operations(2).............        90.0         110.7         124.6          86.6          63.6          9.5        30.1
  Net income(2)(3)............        20.1         102.8         124.4          82.6          26.3          8.1        30.1
  Earnings per common share
    from continuing
    operations(2).............    $   1.28      $   1.49      $   1.58      $   1.08      $    .74     $    .11    $    .33
  Dividends per common
    share(4)..................        0.46          0.46          0.50          0.56          0.49         0.14        0.07
  Ratio of earnings to
    combined fixed charges
    and preferred stock
    dividends(5)..............        3.79x         3.65x         3.69x         2.52x         1.70x        1.47x       1.83x
CASH FLOW DATA:
  Earnings before interest,
    taxes, depreciation and
    amortization from
    continuing operations ....    $  223.5      $  259.7      $  282.2      $  238.9      $  239.1     $   44.4    $   98.7
  Capital expenditures........        78.0         102.1         118.5         120.0         111.8         26.6        16.9
BALANCE SHEET DATA:
  Working capital(6)..........    $  158.9      $  244.2      $  285.4      $  277.2      $  409.2     $  267.9    $  439.9
  Total assets(6).............     1,004.0       1,209.1       1,331.0       1,550.8       2,745.6      1,718.2     2,779.4
  Long-term debt (exclusive
    of current installments)..       307.4         179.8         210.9         239.5         690.7        238.5       679.7
  Shareholders' equity........       260.5         505.2         590.9         607.0         764.6        602.7       785.5
STORES IN OPERATION -- END OF
 PERIOD
  T.J. Maxx...................         437           479           512           551           587          558         590
  Marshalls...................          --            --            --            --           496           --         494
  Winners.....................           9            15            27            37            52           39          57
  HomeGoods...................          --             6            10            15            22           19          23
  T.K. Maxx...................          --            --            --             5             9            6           9

- ---------------

(1) Operating income is the pre-tax income from the business segments before interest and general corporate items. See "Selected Information by Major Business Segment."
(2) For fiscal 1996, reflects an after-tax charge of $21.0 million ($35 million pre-tax), or $.29 per share, for the estimated cost of closing approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls.
(3) Net income includes the results of and/or charges relating to discontinued operations. Discontinued operations relate to the Company's Hit or Miss division which was sold on September 30, 1995 and to a reserve established relating to lease liabilities from its former Zayre division. The Company sold the Zayre division in October 1988 to Ames Department Stores Inc. ("Ames"). In April 1990 Ames filed for bankruptcy and certain lease liabilities reverted back to the Company. The loss on disposal of discontinued operations includes a $50 million after-tax charge in fiscal 1992 relating to Zayre division and an after-tax charge of $31.7 million in fiscal 1996 relating to the sale of Hit or Miss. In addition to the foregoing after-tax charge, the income (loss) of the Hit or Miss division for all periods prior to September 30, 1995 is included in discontinued operations.
(4) In the fourth quarter of fiscal 1996, the Company reduced its quarterly dividend from $.14 to $.07 per share of Common Stock in order to utilize the approximately $20 million in annual dividend savings in support of its acquisition of Marshalls.
(5) For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, "earnings" represent income from continuing operations plus provision for taxes, interest expense and the interest portion of rentals. "Fixed charges" represents interest expense, capitalized interest, and a portion of rentals, which is considered representative of the interest factor. "Preferred stock dividends" represent the preferred stock dividend requirements increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.
(6) Excludes the net assets of the discontinued Hit or Miss division.

- --------------------------------------------------------------------------------

                                  THE COMPANY

GENERAL

     The TJX Companies, Inc. is the largest off-price family apparel retailer in North America. The Company operated, as of January 27, 1996, 587 T.J. Maxx stores, the recently acquired Marshalls chain of 496 stores, and Winners Apparel Ltd., a Canadian off-price family apparel chain with 52 stores. TJX is also developing HomeGoods, a U.S. off-price home fashion chain with 22 stores, and T.K. Maxx, an off-price family apparel concept in the United Kingdom, which has 9 stores. The Company also has operated the Chadwick's of Boston off-price women's fashion catalog. The Company's mission is to consistently deliver value to its customers by providing rapidly changing assortments of brand-name merchandise at prices substantially below department store and specialty store regular prices. Net sales of the Company for the fiscal year ended January 27, 1996 were $4.4 billion, including Marshalls' sales since its acquisition by TJX in November 1995. The Company's combined T.J. Maxx and Marshalls division represents the substantial majority of the Company's sales volume.

     TJX completed the acquisition of Marshalls, an off-price family apparel chain, from Melville Corporation on November 17, 1995. The purchase price (before expenses) for the acquisition was $599.3 million, consisting of $375 million in cash, before closing adjustments, plus an additional $49.3 million (paid on April 30, 1996) based on the final closing balance sheet, plus $175 million in TJX convertible preferred stock. The convertible preferred stock consisted of the 1,500,000 PEPS offered hereby plus 250,000 shares of Series D Cumulative Convertible Preferred Stock.

     As a result of the acquisition, TJX added 496 Marshalls stores to its existing base of 587 U.S. off-price family apparel stores as of January 27, 1996. Management believes that it will realize improved operating efficiencies for the combined entity through the integration of many administrative and operational functions as well as through increased purchasing leverage. In addition, through the acquisition of Marshalls, the Company will be able to decrease the amount of excess retail square footage in the competitive off-price retail sector through the closure of underperforming stores. During the period from the Marshalls acquisition through the end of fiscal 1998, the Company expects to close approximately 30 T.J. Maxx stores and 170 Marshalls stores. TJX established a $244.1 million reserve in the allocation of the purchase price of Marshalls relating primarily to the anticipated closing of these approximately 170 Marshalls stores. In addition, TJX recorded a charge of $35 million for the closing of these approximately 30 T.J. Maxx stores. The Company plans to retain the independent identities of the T.J. Maxx and Marshalls chains, including, but not limited to, certain elements of merchandising, product assortment and store appearance.

     Both T.J. Maxx and Marshalls offer a broad range of brand-name family apparel, accessories, shoes, domestics, giftware and jewelry at prices generally 20% to 60% below department and specialty store regular prices. The Company's strategies for increasing sales and profitability at both T.J. Maxx and Marshalls include:

     - Taking advantage of increased purchasing leverage to deliver lower prices, to increase the differential of the prices offered by T.J. Maxx and Marshalls as compared to those offered by department and specialty stores and to provide enhanced value to customers;

     - Continuing the process of integrating Marshalls and T.J. Maxx and further consolidating duplicative functions and reducing associated operating expenses;

     - Closing underperforming stores; and

     - Improving the performance of Marshalls by implementing strategies utilized by T.J. Maxx such as increased brand-name focus, everyday low price strategy, disciplined markdown programs, and low operating expenses.

     In September 1995, the Company sold its Hit or Miss chain of off-price women's specialty apparel stores. On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd. filed with the Commission a Registration Statement (File No. 333-4427) related to the sale by the Company in an underwritten public offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' over-allotment option, of the common stock of Chadwick's, which operates the Chadwick's of Boston fashion catalog. The Company expects to reduce its ownership interest in Chadwick's over time, subject to prevailing market and other conditions.

T.J. MAXX

     T.J. Maxx is the largest off-price family apparel chain in the United States. T.J. Maxx was founded by the Company in 1976 and operated, as of January 27, 1996, 587 stores in 48 states.

     T.J. Maxx sells brand-name family apparel, accessories, giftware, domestics, women's shoes and fine jewelry at prices generally 20% to 60% below department and specialty store regular prices. T.J. Maxx's target customers are women between the ages of 25 to 50, who typically have families with middle and upper-middle incomes and who generally fit the profile of a department store shopper.

     The ability to purchase merchandise at favorable prices and operate with a low cost structure is essential to T.J. Maxx's off-price mission. The chain uses opportunistic buying strategies to purchase large quantities of merchandise at significant discounts from initial wholesale prices. Those strategies include special situation purchases, closeouts of current season fashions and out-of-season purchases of fashion basic items for warehousing until the appropriate selling season. These buying strategies rely heavily on inventory controls that permit a virtually continuous "open-to-buy" position. In addition, highly automated warehousing and distribution systems track, allocate and deliver an average of 10,000 items per week to each store. Each T.J. Maxx store is currently serviced by one of the chain's four distribution centers in Worcester, Massachusetts; Evansville, Indiana; Las Vegas, Nevada; and Charlotte, North Carolina.

     T.J. Maxx stores are generally located in suburban community shopping centers and average approximately 28,000 gross square feet in size. In recent years, T.J. Maxx has enlarged a number of stores to a larger format, approximately 30,000-40,000 gross square feet in size, and plans to continue its program of enlarging other successful stores. This larger format allows T.J. Maxx to expand all of its departments, with particular emphasis on its successful giftware and domestics departments and other non-apparel categories. During fiscal 1996, 41 stores were opened, including 22 of the new larger prototype, and 5 were closed. In addition, 17 existing stores were expanded to the larger format, bringing the total of T.J. Maxx stores in the larger format to 217. In fiscal 1997, approximately 30 stores are expected to be closed; approximately 25 new stores are planned, of which approximately 10 are expected to be larger stores, along with the planned expansion of about 19 existing locations.

MARSHALLS

     Marshalls is the second largest off-price family apparel retailer in the United States. Marshalls operated, as of January 27, 1996, 496 stores in 38 states. Marshalls target customers fit a profile similar to those of T.J. Maxx. Marshalls merchandise is also similar to that carried by T.J. Maxx, except that Marshalls offers its customers a full-line shoe department, a larger men's department and costume, rather than fine, jewelry. Marshalls stores average approximately 32,000 gross square feet. During fiscal 1996, 25 Marshalls stores were opened and 13 were closed. In fiscal 1997, approximately 60 stores are expected to be closed; approximately 10 new stores are planned. Each Marshalls store is currently serviced by one of four distribution centers located in Woburn, Massachusetts; Decatur, Georgia; Bridgewater, Virginia; and Chatsworth, California.

     The operations and strategies of T.J. Maxx and Marshalls have been very similar historically. In recent years, however, Marshalls had moved away from some of its key strategies, such as everyday low prices, in favor of other marketing concepts, including the frequent use of promotional pricing. By restoring certain Marshalls historical strategies and effecting other improvements, including the adoption of certain strategies similar to those of TJX, the Company believes that it can increase Marshalls' level of profitability and performance.

MARSHALLS ACQUISITION

     The Company believes that the Marshalls acquisition offers a number of advantages and opportunities, including the following:

     Enhanced Purchasing Power. The combined T.J. Maxx/Marshalls division represents significantly increased purchasing power which the Company believes will permit it to reduce its costs of merchandise, thereby leading to lower prices and enhanced value to its customers.

     Increase Price Differential with Department Stores. In recent years, department stores have offered increased promotional pricing thereby effectively reducing the price differential between department store prices and the everyday low prices of T.J. Maxx and Marshalls. The Company believes that the purchasing leverage gained as a result of the Marshalls acquisition will permit it to reduce its prices and thereby enhance its competitive position in an increasingly competitive environment.

     Operating Efficiencies. The Company expects to achieve significant savings through the integration and consolidation of T.J. Maxx and Marshalls organizations and functions in a number of areas including the real estate, administrative, human resources and buying organizations. In addition, the Company expects to realize substantial savings through the consolidation of T.J. Maxx and Marshalls management information systems and by decreased promotional advertising.

     Store Closings. By the end of fiscal 1998, the Company currently expects to close approximately 170 Marshalls stores and 30 T.J. Maxx stores. By closing these stores, the Company will eliminate its least productive locations, which should benefit the store sales of the remaining nearby T.J. Maxx and Marshalls stores. In connection with the Marshalls acquisition, the Company established reserves for store closings which it believes will be adequate to cover the costs of such closings in both chains.

     Utilization of Best Practices of Each Chain. The Company expects to realize additional benefits by extending the respective strengths and expertise of each of Marshalls and T.J. Maxx to improve the performance of each chain.

     Improvement of Marshalls Performance. The Company believes it can significantly improve Marshalls' performance by incorporating a number of features of the T.J. Maxx model. The Company has begun the reduction of Marshalls' emphasis on promotional pricing events in favor of the everyday low pricing strategy of T.J. Maxx. Marshalls will also reduce its portion of private label merchandise and give more emphasis to national brands. The T.J. Maxx disciplined markdown approach, which requires regular and timely markdowns of unsold merchandise, with a goal of promoting a regular flow of fresh merchandise into the store, has replaced the Marshalls approach, which gave less emphasis to regular markdowns and thereby permitted a greater buildup of aging merchandise.

     Retention of T.J. Maxx and Marshalls Separate Identities. Notwithstanding the foregoing changes, the Company intends to preserve the separate identities of T.J. Maxx and Marshalls and thereby capitalize on the strengths of each franchise in the marketplace. Marshalls' broader assortment of men's clothing and its full-line footwear department will continue, as will the chain's greater emphasis on items such as costume jewelry. While T.J. Maxx and Marshalls will continue to feature much of the same merchandise, each chain will also receive different merchandise and emphasize certain vendors' products. In order to enhance the distinct identity of Marshalls and T.J. Maxx, the Company intends to maintain separate marketing departments for each chain which will pursue independent marketing and advertising strategies. Each of T.J. Maxx and Marshalls also will continue to present different store layouts, wall design, fixturing and other aesthetic differences designed to preserve a distinct store appearance.

     The foregoing is a description of the Company's present strategies related to the Marshalls acquisition. Such strategies may change over time as the Company and the off-price retail sector evolve.

WINNERS APPAREL LTD.

     The Company acquired the Winners chain in fiscal 1991. The Winners acquisition has provided the Company with the opportunity to introduce the concept of off-price apparel retailing to the Canadian market. Since the acquisition, Winners has increased its number of stores from 5 to 52 as of January 27, 1996.

     Winners' apparel merchandising concept is substantially similar to that of T.J. Maxx. Winners' stores average 24,000 gross square feet, and emphasize off-price designer and brand-name misses sportswear, dresses, lingerie, accessories and giftware, as well as menswear and clothing for children, including infants and toddlers. In fiscal 1996, Winners opened 15 stores in new and existing Canadian markets. Winners expects to open 12-15 stores in fiscal 1997.

HOMEGOODS

     The Company is continuing to develop its HomeGoods stores, which are designed to expand upon the Company's off-price presence in the home fashions market. HomeGoods stores offer a broad and deep range of home fashion products, including domestics, cookware, bath accessories, and giftware in a no-frills, multi-department format.

     HomeGoods has moved to a smaller 35,500 square foot prototype for new openings and downsized existing locations. HomeGoods opened 9 stores and closed 2 stores in fiscal 1996 and operated, as of January 27, 1996, a total of 22 stores. HomeGoods and T.J. Maxx are experimenting with a new format that combines the T.J. Maxx and HomeGoods concepts in one store and have opened three such stores.

T.K. MAXX

     During fiscal 1995, the Company opened its first 5 T.K. Maxx stores in the United Kingdom, and began testing the off-price family apparel concept in Europe. T.K. Maxx utilizes the same off-price strategy employed by T.J. Maxx and Winners. At the end of fiscal 1996, the Company had a total of 9 stores and has plans to open approximately 9 in fiscal 1997.

CHADWICK'S OF BOSTON

     On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd. filed with the Commission a Registration Statement (File No. 333-4427) related to the sale by the Company in an underwritten public offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' overallotment option, of the common stock of Chadwick's, which operates the Chadwick's of Boston fashion catalog. The Company expects to reduce its ownership interest in Chadwick's over time, subject to prevailing market and other conditions.

     Chadwick's, founded by the Company in 1983, offers off-price women's career and casual fashion apparel through a catalog operation. The Chadwick's catalog features first quality, current fashion and classic merchandise, including career, sportswear, casual wear, dresses, suits and accessories, with a mix of brand-name and private label merchandise, priced significantly below conventional retailers and other catalog operations. Chadwick's target customers are 25 to 55-year old women interested in moderately to upper-moderately priced merchandise. Certain of Chadwick's catalogs also carry menswear.

COMPETITION

     The retail apparel business is highly competitive. The Company generally competes for customers with a variety of conventional and discount retail stores, including national, regional and local independent department and specialty stores, as well as with catalog operations, factory outlet stores and other off-price stores. In recent years, the Company has encountered increased competition from department stores which have become more focused on promotions to increase sales. Competitive factors important to the Company's customers include fashion, value, merchandise selection, brand-name recognition and, to a lesser degree, store location. In addition, because the Company purchases much of its inventory opportunistically, the Company competes for merchandise with other national and regional off-price apparel and other discount outlets. Also, many of the Company's competitors handle identical or similar lines of merchandise and have comparable locations, and some have greater financial resources than the Company. The Company expects that the Marshalls acquisition will enhance its competitiveness. See "-- Marshalls Acquisition."

                                USE OF PROCEEDS

     All of the PEPS are being sold by the Selling Stockholder as described herein under "Selling Stockholder." None of the proceeds from the sale of the PEPS will be received by the Company.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the New York Stock Exchange, Inc.
(the "NYSE") and is traded under the symbol TJX. The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share of the Common Stock as reported on the NYSE, and the cash dividends declared per share of Common Stock. The reported last sale price of the Common Stock on the NYSE on June 14, 1996 was $35 5/8.

                                                                                    CASH DIVIDENDS
FISCAL YEAR ENDED                                              HIGH     LOW       DECLARED PER SHARE
- -----------------                                            -------  -------     ------------------
January 28, 1995
  1st Quarter............................................    $29 3/8  $22 7/8          $.14
  2nd Quarter............................................     24 7/8   18 1/8           .14
  3rd Quarter............................................     23 1/4   15 5/8           .14
  4th Quarter............................................     16 1/4   13 3/16          .14
January 27, 1996
  1st Quarter............................................         14   11 1/8           .14
  2nd Quarter............................................     15 1/2   11 3/8           .14
  3rd Quarter............................................     15 3/4   11 1/2           .14
  4th Quarter............................................     19 7/8   13 1/2           .07
January 30, 1997
  1st Quarter............................................     30 3/4   18 1/2           .07
  2nd Quarter (through June 14, 1996)....................     36 5/8       28           .07

     In the fourth quarter of fiscal 1996, the Company reduced its quarterly dividend from $.14 to $.07 per share of Common Stock in order to use the approximately $20 million in annual dividend savings in support of its acquisition of Marshalls.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information of the Company for each of the last five fiscal years is derived from the consolidated financial statements, including the notes thereto, contained in the Company's Annual Reports on Form 10-K for the five fiscal years ended January 27, 1996, which have been audited by Coopers & Lybrand L.L.P., the Company's independent accountants. The information for the 13 weeks ended April 27, 1996 and April 29, 1995 is unaudited but, in the opinion of management, reflects all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the results for such interim periods. The following selected consolidated financial information for the five years ended January 27, 1996 and for the 13 weeks ended April 29, 1995 reflects the Company's Hit or Miss division, which was sold on September 30, 1995, as a discontinued operation. On November 17, 1995 the Company acquired Marshalls, and the Company has included the results of Marshalls in its consolidated results commencing November 18, 1995.

     On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd. filed with the Commission a Registration Statement related to the sale by the Company in an underwritten offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' over-allotment option, of the common stock of Chadwick's.


     This selected consolidated financial information should be read in conjunction with the consolidated financial statements, related notes, pro forma financial information and other financial information incorporated by reference herein. (See "Pro Forma Condensed Consolidated Financial Statements.")


                                                                      FISCAL YEAR ENDED                       13 WEEKS ENDED
                                                     ----------------------------------------------------   -------------------
                                                     JAN. 25,   JAN. 30,   JAN. 29,   JAN. 28,   JAN. 27,   APR. 29,   APR. 27,
                                                       1992       1993       1994       1995       1996       1995       1996
                                                     --------   --------   --------   --------   --------   --------   --------
                                                                 (IN MILLIONS, EXCEPT PER SHARE AND STORE AMOUNTS)
INCOME STATEMENT DATA:
  Net sales........................................  $2,380.6   $2,879.3   $3,253.5   $3,489.1   $4,447.5   $  830.4   $1,604.2
  Operating income(1)(2)...........................     194.3      239.7      261.6      214.7      201.2       36.6       77.4
  Income from continuing operations(2).............      90.0      110.7      124.6       86.6       63.6        9.5       30.1
  Income (loss) from discontinued operations,
    including (loss) on the disposal of
    discontinued operations, net of income
    taxes(3).......................................     (69.9)      (6.7)       2.4       (4.0)     (34.0)      (1.4)        --
  Other items, net of income taxes (4).............        --       (1.2)      (2.6)        --       (3.3)        --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                            -          -          -          -          -          -          -
    Net income (2).................................  $   20.1   $  102.8   $  124.4   $   82.6   $   26.3   $    8.1   $   30.1
                                                     ========   ========   ========   ========   ========   ========   ========
  Income per common share:
    Continuing operations(2).......................  $   1.28   $   1.49   $   1.58   $   1.08   $    .74   $    .11   $    .33
    Discontinued operations........................      (.99)      (.09)       .04       (.05)      (.46)      (.02)        --
    Net income(2)..................................       .29       1.38       1.58       1.03        .23        .09        .33
  Dividends per common share(5)....................       .46        .46        .50        .56        .49        .14        .07
  Weighted average common shares (in millions).....      70.1       73.9       74.2       73.5       73.1       72.5       85.3
  Ratio of earnings to combined fixed charges and
    preferred stock dividends(6)...................     3.79x      3.65x      3.69x      2.52x      1.70x      1.47x      1.83x

CASH FLOW DATA:
  Earnings before interest, taxes, depreciation
    and amortization from continuing operations....  $  223.5   $  259.7   $  282.2   $  238.9   $  239.1   $   44.4   $   98.7
  Capital expenditures.............................      78.0      102.1      118.5      120.0      111.8       26.6       16.9
Balance sheet data:
  Working capital(7)...............................  $  158.9   $  244.2   $  285.4   $  277.2   $  409.2   $  267.9   $  439.9
  Total assets(7)..................................   1,004.0    1,209.1    1,331.0    1,550.8    2,745.6    1,718.2    2,779.4
  Long-term debt (exclusive of current
    installments)..................................     307.4      179.8      210.9      239.5      690.7      238.5      679.7
  Retained earnings (deficit)......................     (38.1)      44.7      125.2      159.1      140.5      155.3      161.0
  Shareholders' equity.............................     260.5      505.2      590.9      607.0      764.6      602.7      785.5
Stores in Operation - End of Period:
  T.J. Maxx........................................       437        479        512        551        587        558        590
  Marshalls........................................        --         --         --         --        496         --        494
  Winners..........................................         9         15         27         37         52         39         57
  HomeGoods........................................        --          6         10         15         22         19         23
  T.K. Maxx........................................        --         --         --          5          9          6          9

- ---------------

(1) Operating income is the pre-tax income from the business segments before interest and general corporate items. See "Selected Information by Major Business Segment."

(2) For fiscal 1996, reflects an after-tax charge of $21.0 million ($35 million pre-tax), or $.29 per share, for the estimated cost of closing approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls.

(3) Discontinued operations relate to the Company's Hit or Miss division which was sold on September 30, 1995 and to a reserve established relating to lease liabilities from its former Zayre division. The Company sold the Zayre division in October 1988 to Ames Department Stores Inc. ("Ames"). In April 1990 Ames filed for bankruptcy and certain lease liabilities reverted back to the Company. The loss on disposal of discontinued operations includes a $50 million after-tax charge in fiscal 1992 relating to Zayre division and an after-tax charge of $31.7 million in fiscal 1996 relating to the sale of Hit or Miss. In addition to the foregoing after-tax charge, the income
    (loss) of the Hit or Miss division for all periods prior to September 30, 1995 is also included in discontinued operations.

(4) Other items, net includes extraordinary charges of $1.2 million, or $.02 per share, and $3.3 million, or $.05 per share, for the early retirement of debt in fiscal 1993 and fiscal 1996, respectively, and a charge for the net cumulative effect of accounting changes of $2.6 million, or $.04 per share, in fiscal 1994.

(5) In the fourth quarter of fiscal 1996, the Company reduced its quarterly dividend from $.14 to $.07 per share of Common Stock in order to utilize the approximately $20 million in annual dividend savings in support of its acquisition of Marshalls.

(6) For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represent income from continuing operations plus provision for taxes, interest expense and the interest portion of rentals. "Fixed charges" represents interest expense, capitalized interest, and a portion of rentals, which is considered representative of the interest factor. "Preferred stock dividends" represent the preferred stock dividend requirements increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.

(7) Excludes the net assets of discontinued Hit or Miss operations.

                 SELECTED INFORMATION BY MAJOR BUSINESS SEGMENT


     The following selected financial information by business segment for each of the last five fiscal years is derived from the consolidated financial statements of the Company. The information for the 13 weeks ended April 27, 1996 and April 29, 1995 are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the results for such interim periods. This Selected Information by Major Business Segment for the five years ended January 27, 1996 and for the 13 weeks ended April 29, 1995 reflects the Company's Hit or Miss division, which was sold on September 30, 1995, as a discontinued operation. On November 17, 1995 the Company acquired Marshalls. The Company has included the results of Marshalls in its consolidated results commencing November 18, 1995. Accordingly, the following selected information by major business segment includes the historical results of Marshalls only from and after November 18, 1995.

     On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd., which conducts the Company's off-price catalog operation, filed with the Commission a Registration Statement related to the sale by the Company in an underwritten offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' over-allotment option, of the common stock of Chadwick's.


                                                                      FISCAL YEAR ENDED                       13 WEEKS ENDED
                                                     ----------------------------------------------------   -------------------
                                                     JAN. 25,   JAN. 30,   JAN. 29,   JAN. 28,   JAN. 27,   APR. 29,   APR. 27.
                                                       1992       1993       1994       1995       1996       1995       1996
                                                     --------   --------   --------   --------   --------   --------   --------
                                                                                   (IN MILLIONS)
NET SALES:
  Off-price family apparel stores..................  $2,207.2   $2,588.6   $2,832.1   $3,055.6   $3,896.7     $700.7   $1,452.9
  Off-price catalog operation......................     173.4      290.7      421.4      433.5      472.4      116.6      132.0
  Off-price home fashion stores....................        --         --         --         --       78.4       13.1       19.3
                                                     --------   --------   --------   --------   --------     ------   --------
                                                     $2,380.6   $2,879.3   $3,253.5   $3,489.1   $4,447.5     $830.4   $1,604.2
                                                     ========   ========   ========   ========   ========     ======   ========
OPERATING INCOME (LOSS):
  Off-price family apparel stores(1)...............  $  180.9   $  216.7   $  236.9   $  208.6   $  188.0     $ 32.9   $   67.1
  Off-price catalog operation......................      13.4       23.0       24.7        6.1       26.6        5.2       12.9
  Off-price home fashion stores(2).................        --         --         --         --      (13.4)      (1.5)      (2.6)
                                                     --------   --------   --------   --------   --------     ------   --------
                                                        194.3      239.7      261.6      214.7      201.2       36.6       77.4
  General corporate expense(3).....................      14.0       29.2       33.9       39.4       45.5       10.1       10.2
  Goodwill amortization............................       2.6        2.6        2.6        2.6        2.6         .7         .7
  Interest expense, net............................      24.4       24.1       17.9       24.5       44.2        8.5       15.1
                                                     --------   --------   --------   --------   --------     ------   --------
  Income from continuing operations before income
    taxes, extraordinary items and cumulative
    effects of accounting changes..................  $  153.3   $  183.8   $  207.2   $  148.2   $  108.9     $ 17.3   $   51.4
                                                     ========   ========   ========   ========   ========     ======   ========
DEPRECIATION AND AMORTIZATION:
  Off-price family apparel stores..................  $   40.0   $   44.2   $   47.4   $   53.6   $   69.6     $ 14.9   $   27.9
  Off-price catalog operation......................       2.4        3.7        5.1        6.3        7.1        1.8        1.8
  Off-price home fashion stores....................        --         --         --         --        1.8         .5         .5
  Corporate, including goodwill....................       3.4        3.9        4.7        6.4        7.4        1.4        1.9
                                                     --------   --------   --------   --------   --------     ------   --------
                                                     $   45.8   $   51.8   $   57.2   $   66.3   $   85.9     $ 18.6   $   32.1
                                                     ========   ========   ========   ========   ========     ======   ========

- ---------------

(1) Fiscal 1996 includes a charge of $35 million relating to the closing of approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls.

(2) Fiscal 1996 includes a charge of $3.8 million for certain restructuring costs of the HomeGoods operation.

(3) General corporate expense includes the net results of HomeGoods since its inception in fiscal 1993 through the end of fiscal 1995. General corporate expense also includes the net results of T.K. Maxx in all periods presented since its inception in fiscal 1994, costs associated with the Company's former Value Mart operation for fiscal 1993 and the net results of the Cosmopolitan catalog for fiscal 1996.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

     On September 30, 1995, the Company sold its Hit or Miss division. This transaction was accounted for as a discontinued operation and all historical results of the Hit or Miss division have been reclassified to discontinued operations for comparative purposes.

     On November 17, 1995, the Company acquired the Marshalls off-price family apparel chain from Melville Corporation. Under the purchase method of accounting, the assets and liabilities and results of operations associated with the acquired business have been included in the Company's financial position and results of operations since the date acquired. Accordingly, the financial position and results of operations of the Company as of, and for the periods ending, January 27, 1996 and April 27, 1996, are not directly comparable to the financial position and results of operations of the Company for prior periods, and are not necessarily indicative of the financial position and results of operations that may be reported by the Company for future periods. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this report.

     On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd. filed with the Commission a Registration Statement (File No. 333-4427) related to the sale by the Company in an underwritten public offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' over-allotment option, of the common stock of Chadwick's, which operates the Chadwick's of Boston fashion catalog. The Company expects to reduce its ownership interest in Chadwick's over time, subject to prevailing market and other conditions.

RESULTS OF OPERATIONS

  Thirteen Weeks Ended April 27, 1996 versus Thirteen Weeks Ended April 29, 1995

     Net sales from continuing operations for the first quarter were $1,604.2 million, up 93% from $830.4 million last year. The increase in sales is primarily attributable to the acquisition of Marshalls. Same store sales increased by 5% at T.J. Maxx, 4% at Winners, 7% at Marshalls and 5% at HomeGoods. Chadwick's experienced a 13% increase in net sales.

     Income from continuing operations was $30.1 million, or $.33 per common share, versus $9.5 million or $.11 per common share, last year. Net income for the period ended April 29, 1995, after reflecting Hit or Miss as a discontinued operation, was $8.1 million or $.09 per common share.

     The following table sets forth operating results expressed as a percentage of net sales (continuing operations):

                                                                       PERCENTAGE OF NET SALES
                                                                 -----------------------------------
                                                                           13 WEEKS ENDED
                                                                 -----------------------------------
                                                                 APRIL 27, 1996       APRIL 29, 1995
                                                                 --------------       --------------
Net sales......................................................       100.0%               100.0%
                                                                      -----                -----
Cost of sales, included buying and occupancy costs.............        77.3                 76.4
Selling, general and administrative expenses...................        18.5                 20.5
Interest expense, net..........................................         1.0                  1.0
                                                                      -----                -----
Income from continuing operations before income taxes..........         3.2%                 2.1%
                                                                      =====                =====

     Cost of sales including buying and occupancy costs as a percent of net sales increased from the prior year. This increase is the result of Chadwick's smaller pro rata share of consolidated results, due to the Marshalls acquisition, as Chadwick's operates with a lower cost of sales ratio than the Company's store operations.

     Selling, general and administrative expenses, as a percentage of net sales, decreased from the prior year. This improvement is primarily the result of a decrease in Chadwick's pro rata share of consolidated results, due to the Marshalls acquisition, as Chadwick's operates at a higher selling, general and administrative expense ratio than the Company's store operations.

     The increase in interest expense for the quarter ended April 1996 versus April 1995 is due to interest on the $200 million of notes issued in June 1995 and on the $375 million term loan incurred for the acquisition of Marshalls.

     The decrease in the effective income tax rate reflects the tax benefits on foreign operating losses realizable due to a corporate restructuring of certain foreign subsidiaries that took place in the second half of fiscal 1996.

     The following table sets forth the operating results of the Company's major business segments: (unaudited)

                                                                           THIRTEEN WEEKS ENDED
                                                                          -----------------------
                                                                          APRIL 27,     APRIL 29,
                                                                            1996          1995
                                                                          ---------     ---------
                                                                               (IN MILLIONS)
Net sales:
  Off-price family apparel stores.....................................    $1,452.9       $700.7
  Off-price catalog operation.........................................       132.0        116.6
  Off-price home fashion stores.......................................        19.3         13.1
                                                                          --------       ------
                                                                                 -            -
                                                                          $1,604.2       $830.4
                                                                          =========      =======
Operating income (loss):
  Off-price family apparel stores.....................................    $   67.1       $ 32.9
  Off-price catalog operation.........................................        12.9          5.2
  Off-price home fashion stores.......................................        (2.6)        (1.5)
                                                                          --------       ------
                                                                                 -            -
                                                                              77.4         36.6
General corporate expense (1).........................................        10.2         10.1
Goodwill amortization.................................................          .7           .7
Interest expense, net.................................................        15.1          8.5
                                                                          --------       ------
                                                                                 -            -
Income from continuing operations before income taxes.................    $   51.4       $ 17.3
                                                                          =========      ======

- ---------------

(1) General corporate expense for the thirteen weeks ended April 27, 1996 includes the net operating results of T.K. Maxx. General Corporate expense for the thirteen weeks ended April 29, 1995 includes the net operating results of T.K. Maxx and the Cosmopolitan catalog.

     The off-price family apparel stores segment, T.J. Maxx, Marshalls, and Winners more than doubled its operating profit primarily due to the benefits of the Marshalls acquisition. This segment's operating results reflect its strong sales performance along with tight inventory control. Chadwick's recorded an increase in operating income due to a strong response to the spring catalog and its improved ability to meet customer demand in the first quarter of this year versus last year's first quarter.

     Stores in operation at the end of the period are as follows:

                                                                APRIL 27, 1996     APRIL 29, 1995
                                                                --------------     --------------
    T.J. Maxx...............................................          590                558
    Marshalls...............................................          494                 --
    Winners.................................................           57                 39
    HomeGoods...............................................           23                 19
    T.K. Maxx...............................................            9                  6

  Fiscal Year Ended January 27, 1996 versus Fiscal Year Ended January 28, 1995 and Fiscal Year Ended January 28, 1995 versus Fiscal Year Ended January 29, 1994

     Continuing Operations. Income from continuing operations before extraordinary item and cumulative effect of accounting changes ("income from continuing operations") was $63.6 million in fiscal 1996 versus

$86.6 million and $124.6 million in fiscal 1995 and 1994, respectively. Income from continuing operations per common share, on a fully diluted basis, was $.74 in fiscal 1996, versus $1.08 in fiscal 1995 and $1.58 in fiscal 1994. The results for fiscal 1996 include a $35 million pre-tax ($21 million after-tax) charge for closing certain T.J. Maxx stores in connection with the acquisition of Marshalls. Excluding the $35 million pre-tax charge, income from continuing operations for fiscal 1996 would have been $84.6 million, or $1.03 per share.

     Net sales for fiscal 1996 increased 27.5% to $4.45 billion from $3.49 billion in 1995. Net sales for fiscal 1995 increased 7.2% to $3.49 billion from $3.25 billion in fiscal 1994. Same store sales, on a consolidated basis, decreased 2% in fiscal 1996, and were flat in fiscal 1995. The above consolidated sales and same store sales results include those for Marshalls for the post-acquisition period.

     On a divisional basis, same stores sales at T.J. Maxx were down 2% in fiscal 1996 and flat in fiscal 1995. Same store sales for Marshalls from the date of acquisition in mid-November decreased 1%. Winners achieved same store sales increases of 7% in fiscal 1996 and 10% in fiscal 1995. The continuation of weak apparel sales in the U.S. as well as the highly promotional retail environment were factors affecting sales in both fiscal 1995 and fiscal 1996 for the off-price family apparel segment. Sales for Chadwick's increased 9% in fiscal 1996 and 3% in fiscal 1995. This division had experienced rapid growth in the years prior to fiscal 1995 which put a strain on its operations, and in fiscal 1995, had a negative impact on the division's ability to service its customers. Chadwick's made considerable progress in correcting these difficulties and improving its profitability in fiscal 1996. Lastly, HomeGoods, whose results are reported as a separate segment beginning in fiscal 1996, experienced a same store sales increase of 1%.

     Cost of sales, including buying and occupancy costs, as a percentage of net sales, was 77.1%, 75.8% and 74.7% in fiscal 1996, 1995 and 1994, respectively. The increase in this percentage in both fiscal 1996 and 1995 reflects higher than planned markdowns taken as a result of the weak apparel environment and the highly promotional retail environment. In addition, the increase in fiscal 1996 reflects the inclusion of HomeGoods in the detailed consolidated results of the Company as HomeGoods operated at a lower margin in fiscal 1996 than the other divisions.

     Selling, general and administrative expenses as a percentage of net sales were 18.7% in fiscal 1996, 19.3% in fiscal 1995 and 18.4% in fiscal 1994. The decrease in the ratio in fiscal 1996 versus 1995 reflects the inclusion of Marshalls in the Company's consolidated results, as Marshalls operates at an expense ratio closer to that of T.J. Maxx versus the other divisions. The expense ratio for fiscal 1996 also reflects the benefits realized by Chadwick's due to operational improvements made at this division. The increase in fiscal 1995 in this expense ratio, versus fiscal 1994, is primarily attributable to the Chadwick's division. Chadwick's had an expense ratio increase in fiscal 1995 primarily due to increased production and postage costs of its catalogs and order processing costs.

     The Company recorded a pre-tax charge of $35 million in fiscal 1996 for the closing of approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls. The Company also expects to close approximately 170 Marshalls stores for which a reserve was established in the allocation of the purchase price under the purchase accounting method. These reserves are primarily estimates for the costs associated with subletting or otherwise disposing of store leases.

     Interest expense was $44.2 million in fiscal 1996, $24.5 million in fiscal 1995 and $17.9 million in fiscal 1994. The increase in fiscal 1996 versus fiscal 1995 is primarily due to additional borrowings, including a $45 million real estate mortgage, issued in December 1994, but which was prepaid as a result of the Marshalls acquisition, a $375 million term loan to fund the cash portion of the purchase price of the Marshalls acquisition and $200 million of notes issued in June 1995 under the Company's shelf registration statement. The increase in fiscal 1995 versus fiscal 1994 also reflects increased borrowing levels as well as increased rates. The comparison of fiscal 1995 to fiscal 1994 is impacted by $2 million of interest income included in fiscal 1994 associated with a federal tax refund.

     The Company's effective income tax rate was 42% in fiscal 1996 and 1995 and 40% in fiscal 1994. The increase in the effective rate in fiscal 1996 and 1995 is primarily attributable to the Company's entry into the United Kingdom where a net operating loss carryforward has been incurred. The difference in the U.S. federal statutory tax rate and the Company's worldwide effective income tax rate in each fiscal year is primarily attributable to the effective state income tax rate, with the additional impact in fiscal 1996 and 1995 of the aforementioned net operating loss carryforward attributable to the Company's entry into the United Kingdom.

     Discontinued Operations and Net Income. Net income for fiscal 1996 includes a loss on the disposal of the Hit or Miss discontinued operation, net of income taxes, of $31.7 million. The results of the Hit or Miss division prior to the sale have been reclassified as income (loss) from discontinued operations, net of income taxes, which includes a loss of $2.3 million in fiscal 1996, a loss of $4.0 million in fiscal 1995 and income of $2.4 million in fiscal 1994.

     In addition, in fiscal 1996, in connection with the Marshalls acquisition and the new bank credit agreement (described below), the Company prepaid its $45 million real estate mortgage on its Chadwick's fulfillment center and incurred an after-tax extraordinary charge for the early retirement of debt of $3.3 million, or $.05 per common share. In fiscal 1994, the Company recorded an after-tax charge of $2.7 million, or $.04 per common share, for the cumulative effect of accounting changes.

     Net income, after reflecting the above items, was $26.3 million, or $.23 per common share, in fiscal 1996, $82.6 million, or $1.03 per common share, in fiscal 1995 and $124.4 million, or $1.58 per common share, in fiscal 1994.

CAPITAL SOURCES AND LIQUIDITY

     Net cash provided by operating activities was $233.6 million, $103.4 million and $75.0 million in fiscal 1996, 1995 and 1994, respectively. The increase in cash provided by operating activities in fiscal 1996 versus that of fiscal 1995 was primarily attributable to the timing of the Marshalls acquisition and the resulting favorable cash flow of the holiday selling season. The Company also experienced an increase in cash provided by operations in fiscal 1995 versus fiscal 1994 despite reduced net income in fiscal 1995. The impact of the lower net income in fiscal 1995 was offset by an increase in consolidated accounts payable to merchandise inventory ratio and lower payments against the Company's discontinued operations reserve. Cash flows from operating and financing activities for the quarter ended April 27, 1996 reflect increases in inventories and accounts payable, which are primarily due to normal seasonal requirements. The improvement in cash provided by operating activities in the quarter ended April 27, 1996 versus the quarter ended April 29, 1995 reflects stronger sales and tight inventory controls. Short term borrowings at the end of the first quarter ended April 1996 were lower than at the end of the same quarter in 1995. The decrease in short term borrowings in the first quarter ended April 1996 versus April 1995 is a result of the strong cash position at the end of fiscal 1996 which reflected the benefits from the timing of the Marshalls acquisition and the resulting favorable cash flow of the holiday selling season. Cash flows from operating activities over the next several years will be impacted by the settlements and disposition of leases associated with both the Company's discontinued operations reserve and the store closing and restructuring reserves. The Company's reserve for store closing and restructuring in respect of continuing operations was $251.6 million at the end of fiscal 1996, and the reserve for discontinued operations was $25.3 million.

     Inventories as a percentage of net sales were 30.2% in fiscal 1996, 25.5% in fiscal 1995 and 22.1% in fiscal 1994. The fiscal 1996 percentage is not comparable since Marshalls net sales are included only from November 18, 1995. Using pro forma net sales for fiscal 1996, which assumes Marshalls was acquired at the beginning of the fiscal year, inventories as a percentage of net sales in fiscal 1996 would be 20.5%. The higher percentage in fiscal 1995 versus fiscal 1994 and the lower pro forma percentage for fiscal 1996 versus fiscal 1995 reflect higher warehouse inventory related to opportunistic merchandise purchases and a larger percentage of spring merchandise on hand at the end of fiscal 1995. Working capital was $409.2 million in fiscal 1996, $277.2 million in fiscal 1995 and $285.4 million in fiscal 1994. The increase in working capital in fiscal 1996 is primarily attributable to the acquisition of Marshalls.

     The Company's cash flows from investing activities include capital expenditures for the last two years as set forth in the table below:


                                                                FISCAL YEAR ENDED JANUARY
                                                                -------------------------
                                                                  1996           1995
                                                                 ------         ------
                                                                     (IN MILLIONS)
        New stores.............................................  $ 44.6         $ 53.2
        Store renovations and improvements.....................    36.5           40.0
        Office and distribution centers........................    30.7           26.8
                                                                 ------         ------
        Capital expenditures...................................  $111.8         $120.0
                                                                 ======         ======

     Capital expenditures for both fiscal 1996 and 1995 emphasized new stores and store renovations.

     The Company expects that capital expenditures will approximate $150 million for fiscal 1997 including approximately $46 million for new stores, primarily T.J. Maxx and Marshalls; $69 million for improvements to existing stores, primarily T.J. Maxx and Marshalls; and approximately $35 million for office and distribution centers.

     Investing activities for fiscal 1996 include $378.7 million paid for the acquisition of Marshalls. In addition to the cash outlay for the acquisition of Marshalls, the Company issued $175 million of convertible junior preferred stock. See Note E to the consolidated financial statements for further information on the preferred stock issued. The total purchase price for Marshalls reflected in these financials, including acquisition costs and a purchase price adjustment paid subsequent to the end of fiscal 1996, totals $606 million.

     Lastly, investing activities for fiscal 1996 reflect proceeds of $3 million for the sale of the Hit or Miss division. The Company also received a $10 million note, due in seven years with 10% interest.

     Financing Activities. In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission, which provides for the issuance of up to $250 million of long-term debt. In June 1995, the Company issued $200 million of long-term notes under the registration statement. The proceeds were used, in part, to repay short-term borrowings and for general corporate purposes, including new store and capital expenditures, and the repayment of scheduled maturities of other outstanding long-term debt. During fiscal 1995 and fiscal 1994, the Company borrowed an aggregate of $57.5 million under its medium term note program, (which was replaced by the shelf registration statement mentioned above). The aggregate borrowings under the medium term note program were used entirely to fund the Company's investments in its Canadian and United Kingdom operations.

     In connection with the purchase of Marshalls, the Company entered into an unsecured $875 million bank credit agreement under which the Company borrowed $375 million on a term loan basis to fund the cash portion of the Marshalls purchase price. The Company may also borrow up to an additional $500 million on a revolving loan basis for the working capital needs of the Company. Interest is payable on the borrowings at rates equal to or less than prime. Subsequent to year-end, the Company entered into two interest rate swap agreements which in essence provide for a fixed rate of 5.9% on $200 million of the $375 million term loan. The term loan matures on November 17, 2000, and the revolving loan expires on November 17, 1998. The new agreement has certain financial covenants which include a minimum net worth requirement and certain leverage and fixed charge ratios. In connection with this financing arrangement, the Company canceled its former committed U.S. short-term credit lines and prepaid its $45 million real estate mortgage on its Chadwick's fulfillment center, issued in December 1994. The Company incurred an after-tax extraordinary charge of $3.3 million on the early retirement of this debt.

     The Company declared quarterly dividends on its common stock of $.14 per share in fiscal 1995 and for the first three quarters of fiscal 1996. In connection with the acquisition of Marshalls, the Company reduced the quarterly dividend to $.07 per common share effective with the dividend payable for the fourth quarter of fiscal 1996. Annual dividends on common stock totaled $35.5 million in fiscal 1996 and $41.6 million in fiscal 1995. The Company also has dividend requirements on its outstanding Series A and Series C Preferred Stock which totaled $7.2 million in each of fiscal 1996 and 1995, as well as dividend requirements on the new

Series D and Series E junior Preferred Stock issued in the acquisition of Marshalls. Series D Preferred Stock carries an annual dividend of $0.5 million and the Series E Preferred Stock carries an annual dividend of $10.5 million. An aggregate of $9.4 million of preferred dividends is reflected in investing activities for fiscal 1996. During fiscal 1995, the Company repurchased 1.1 million shares of Common Stock for a cost of $19.3 million under a stock buy-back program, which the Company terminated due to the acquisition of Marshalls.

     The Company has traditionally funded its seasonal merchandise requirements through short-term bank borrowings and the issuance of short-term commercial paper. The Company has the ability to borrow up to $500 million on a revolving loan basis under its bank agreement. As of January 27, 1996, the entire $500 million was available for use. The maximum amount of short-term borrowings outstanding during fiscal 1996, 1995 and 1994 was $200 million, $181.5 million and $133 million, respectively. The Company also has C$20 million of committed lines for its Canadian operations, all of which were available as of January 27, 1996. Management believes that the Company's internally generated funds along with the available credit facility and credit lines and existing cash balances are adequate to meet its needs.

     Chadwick's Offering. On May 24, 1996, Chadwick's of Boston, Ltd., a holding company formed to own the off-price catalog operation of the Company, filed a Registration Statement with the Securities and Exchange Commission pursuant to which the Company intends to sell to the public 9,260,000 shares of common stock of Chadwick's. An additional 1,389,000 shares of common stock are subject to an over-allotment option granted to the underwriters. After the offering, the Company will own approximately 30%-39% (depending on the amount of the underwriters' over-allotment option exercised) of the outstanding shares of common stock of Chadwick's. It is currently anticipated that the initial offering price will be between $14.00 and $16.00 per share. The Company intends to use the proceeds from the stock sale to pay down a portion of the bank financing taken on to acquire Marshalls. The Company is required to redeem the outstanding Series D Preferred Stock, which are held by the Selling Stockholder, with proceeds from the stock sale but it anticipates, based on current market prices, that the holder of the Series D Preferred Stock will convert its shares into Common Stock upon a call for redemption.

     There can be no assurance that the offering reflected in the Chadwick's Registration Statement will be made or consummated or, if the offering is consummated, that the amount of shares sold or the initial public offering price per share will be as reflected in the Chadwick's Registration Statement.

                              SELLING STOCKHOLDER

     All of the 1,500,000 PEPS being offered hereby are being sold by Nashua Hollis CVS, Inc. (the "Selling Stockholder"), a wholly owned subsidiary of Melville Corporation ("Melville"). Such shares represent all of the outstanding PEPS. The Selling Stockholder will not hold any PEPS after completion of this offering.

     In connection with the acquisition of Marshalls, the Company issued to Melville the PEPS. Melville subsequently transferred the shares to the Selling Stockholder. In addition to the PEPS, the Company also issued to Melville 250,000 shares of Series D Preferred Stock (which also were subsequently transferred to the Selling Stockholder). The shares of Series D Preferred Stock are convertible into shares of Common Stock ranging in number from 1,349,528 to 2,024,292 (subject to adjustment in the event of stock splits, reverse stock splits and similar events). See "Description of Capital Stock - Series D Preferred Stock." Neither Melville nor the Selling Stockholder owns any other equity securities of the Company.

     The Company and Melville entered into an agreement dated as of November 17, 1995 (the "Standstill and Registration Rights Agreement"), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, pursuant to which the Company agreed to register the offer and sale of the PEPS held by the Selling Stockholder under the Securities Act, and the Selling Stockholder and Melville and the Company agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act in connection with the sale of the shares pursuant to a registered public offering contemplated by the Standstill and Registration Rights Agreement. Pursuant to the Standstill and Registration Rights Agreement, the Selling Stockholder is required to pay the underwriting discounts and commissions and expenses of its legal counsel and accountants associated with the offering, and the Company is generally required to pay all of the other expenses directly associated with the offering, including, without limitation, the cost of registering the shares offered hereby, including applicable registration and filing fees, printing expenses and applicable expenses for legal counsel and accountants incurred by the Company.

                    DESCRIPTION OF SERIES E PREFERRED STOCK

     The following summary description of the PEPS does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Restated Certificate of Incorporation of the Company, as amended (the "Certificate"), the Certificates of Designation with respect to the PEPS and the By-Laws of the Company (the "By-Laws"), copies of which are incorporated by reference as exhibits to the Registration Statement relating to the offering herein.

RANKING

     On November 17, 1995, the Company issued 1,500,000 shares of Series E Preferred Stock in a private placement. The PEPS rank senior to the Common Stock, junior to the Series A Preferred Stock and the Series C Preferred Stock, and on a parity with the Series D Preferred Stock, with respect to the payment of dividends and upon liquidation, dissolution or winding up. The PEPS shall so rank on a parity with the Series C Preferred Stock at such times as there shall be no shares of Series A Preferred Stock outstanding. The Company may not, without the consent of two-thirds of the votes of the holders of the outstanding PEPS and all other outstanding shares of preferred stock of the Company (the "Preferred Stock"), ranking on a parity with the PEPS either as to dividends or upon liquidation, dissolution or winding up, voting together as a single class, create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the PEPS or ranking prior to any other series of Preferred Stock which ranks on a parity with the PEPS. However, the Company may create additional classes of stock or issue series of Preferred Stock ranking on a parity with the PEPS with respect to the payment of dividends or upon liquidation, dissolution and winding up without the consent of any holder of PEPS.

DIVIDENDS

     Holders of PEPS are entitled to receive, when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment, cash dividends at an annual rate of $7.00 per each PEPS, payable in arrears on January 1, April 1, July 1 and October 1 of each year commencing January 1, 1996. Each dividend is payable to holders of record as they appear on the stock register of the Company on a record date, not more than 60 nor less than 10 days before the payment date, fixed by the Board of Directors of the Company. Dividends are cumulative and accrue on a daily basis from the date of original issuance of the PEPS. Dividends payable on the PEPS for each full quarterly dividend period are computed by annualizing the dividend rate and dividing by four. Dividends payable for any period greater or less than a full dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. The PEPS are not entitled to any dividend, whether payable in cash, property or stock, in excess of Full Cumulative Dividends. No interest is payable in respect of any accrued and unpaid dividends.

     Unless Full Cumulative Dividends on all outstanding shares of any series of Preferred Stock ranking senior to the PEPS have been paid or declared and set aside for payment for all past dividend payment periods, no dividend may be declared on shares of the PEPS (other than a dividend paid in stock ranking junior to any series of Preferred Stock ranking senior to the PEPS as to dividends), nor may shares of the PEPS be redeemed or purchased by the Company nor any sinking fund payment made for such redemption or purchase (other than a purchase or redemption made by issue or delivery of stock ranking junior to any Series of Preferred Stock ranking senior to the PEPS as to dividends, or upon liquidation, dissolution or winding up). Unless Full Cumulative Dividends on all outstanding shares of the PEPS have been paid or declared and set aside for payment for all past dividend payment periods, no dividend (other than a dividend paid in stock ranking junior to the PEPS as to dividends) may be declared on any stock ranking junior to the PEPS as to dividends, nor may any stock ranking junior to the PEPS as to dividends or upon liquidation, dissolution or winding up be redeemed or purchased by the Company nor any sinking fund payment made for such redemption or purchase (other than a purchase or redemption made by issue or delivery of stock ranking junior to the PEPS as to dividends or upon liquidation, dissolution or winding up); provided that, unless prohibited by the terms of any other outstanding series of Preferred Stock, any monies theretofore deposited in any sinking fund with respect to any Preferred Stock in compliance with the terms thereof may thereafter be applied in accordance with the terms thereof. If dividends on PEPS and on any other series of Preferred Stock ranking on a parity as to dividends with the PEPS are in arrears, any dividend payment on account of such arrearage must be made ratably upon all outstanding shares of the PEPS and such other series of Preferred Stock in proportion to the respective amounts of Full Cumulative Dividends.

LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company not including mergers, consolidations and sale of all or substantially all assets, before any payment or distribution of assets (whether from capital or surplus) is made to holders of the PEPS upon liquidation, dissolution or winding up, the holders of each class or series of Preferred Stock ranking senior to the PEPS upon liquidation, dissolution or winding up shall be entitled to receive full payment of their liquidation preferences. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment or distribution of assets (whether from capital or surplus) is made to holders of Common Stock or any other stock of the Company ranking junior to the PEPS upon liquidation, dissolution or winding up, the holders of PEPS shall receive a liquidation preference of $100 per share and shall be entitled to receive all accrued and unpaid dividends through the date of distribution, and the holders of any class or series of Preferred Stock ranking on a parity with the PEPS as to liquidation, dissolution or winding up shall be entitled to receive the full respective liquidation preferences (including any premium) to which they are entitled and shall receive all accrued and unpaid dividends with respect to their respective shares through and including the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the amounts described above as payable with respect to the PEPS and any class or series of Preferred Stock of the Company ranking on a parity with the PEPS as to liquidation, dissolution or winding up, the holders of the PEPS and of such other class or series of Preferred Stock will share ratably in any such distribution of assets of the Company first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of accrued but unpaid dividends. After payment of any such liquidating preference and accrued dividends, the PEPS will not be entitled to any further participation in any distribution of assets by the Company. Neither the sale of all or substantially all the assets of the Company, nor the merger or consolidation of the Company into or with any other corporation, will be deemed to be a liquidation, dissolution or winding up of the Company.

REDEMPTION

     Shares of PEPS are not redeemable at the option of the Company.

VOTING RIGHTS

     Except as indicated below or as expressly required by applicable law, holders of PEPS have no voting rights.

     If the equivalent of six full quarterly dividends payable on the PEPS are in arrears, the maximum authorized number of directors of the Company will be increased by two and the holders of PEPS, voting separately as a class with the holders of shares of any other series of Preferred Stock ranking on a parity with the PEPS and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors for successive one-year terms until all dividends in arrears on the PEPS have been paid or declared and set apart for payment. Upon payment or declaration and setting apart of funds for payment of all such dividends in arrears, the term of office of each director elected will immediately terminate and the number of directors constituting the entire Board of Directors of the Company will be reduced by the number of directors elected by the holders of the PEPS and any other series of Preferred Stock ranking on a parity with the PEPS as discussed above.

     The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of the PEPS and each other series of Preferred Stock ranking on a parity with the PEPS and upon which like voting rights have been conferred (voting together as a single class), create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the PEPS or any other series of Preferred Stock which ranks on a parity with the PEPS as to dividends or upon liquidation, dissolution or winding up. The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of the outstanding shares of the PEPS and each other series of Preferred Stock of the Company similarly affected, if any, voting together as a single class, amend, alter or repeal any provision of the Certificate which would materially and adversely affect the preferences, rights, powers or privileges, qualification, limitations and restrictions of the PEPS and any such other series of Preferred Stock; provided, however, that the creation, issuance or increase in the amount of authorized shares of any other series of Preferred Stock ranking on a parity with or junior to the PEPS with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company will not be deemed to materially and adversely affect such rights and preferences, privileges or voting powers.

CONVERSION

     On November 17, 1998 (the "Automatic Conversion Date"), unless earlier converted at the option of the holder, each outstanding PEPS shall convert automatically (the "Automatic Conversion") into (i) shares of Common Stock at the Exchange Rate in effect on the Automatic Conversion Date and (ii) the right to receive an amount in cash equal to Full Cumulative Dividends on such share to the Automatic Conversion Date.

     PEPS may be converted, in whole or in part, at the option of the holder thereof ("Optional Conversion"), at any time through the close of business on the Business Day prior to November 17, 1998, into shares of Common Stock at the Upper Exchange Rate.

     The Exchange Rate shall be subject to adjustment (under formulae set forth in the Certificate of Designations) from time to time as appropriate in certain circumstances, including if the Company shall (i) pay or make a dividend or other distribution with respect to its Common Stock in shares of Common Stock (including by way of reclassification of any shares of its Common Stock) to all holders of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock or combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, (iii) issue certain rights or warrants to all holders of its Common Stock entitling them (for a period not exceeding 45 days from the date of such issuance) to subscribe for or purchase shares of Common Stock at a price less than the Fair Market Value of the Common Stock on the record date for the determination of stockholders entitled to receive such rights or warrants, or (iv) pay a dividend or make a distribution to all holders of its Common Stock consisting of evidences of its indebtedness or other assets (including shares of capital stock of the Company other than Common Stock but excluding any cash dividends or other distributions referred to in clauses (i) or (ii) above) or shall issue to all holders of its Common Stock rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause (iii) above). Notwithstanding the foregoing, there will be no adjustment in the event the Company were to issue rights to purchase capital stock of the Company pursuant to a shareholder rights agreement. Anything in this paragraph notwithstanding, the Company shall be entitled to make such upward adjustments in the Exchange Rate, in addition to those required by this paragraph, as the Company in its sole discretion shall determine to be advisable, in order that any stock dividends, subdivision of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the foregoing transactions pursuant to Section 305 of the Internal Revenue Code of 1986, as amended) hereafter made by the Company to its stockholders shall not be taxable. All adjustments to the Exchange Rate shall be calculated to the nearest 1/1,000,000th of a share of Common Stock. No adjustment in the Exchange Rate shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exchange Rate; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exchange Rate shall be made successively. Before taking any action that would cause an adjustment increasing the Exchange Rate such that the conversion price (for purposes of this paragraph, an amount equal to the liquidation value per each PEPS divided by the Upper Exchange Rate as in effect from time to time) would be below the then par value of the Common Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at the Upper Exchange Rate as so adjusted.

     In case of any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation remains unchanged), or in case of any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), proper provision shall be made so that each share of PEPS shall, after consummation of such transaction, be subject to (i) conversion at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of PEPS would have been converted if the conversion had occurred immediately prior to consummation of such transaction (based on the Exchange Rate in effect immediately prior to such consummation) and (ii) conversion on the Automatic Conversion Date into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of PEPS would have been converted if the conversion on the Automatic Conversion Date had occurred immediately prior to the date of consummation of such transaction (based on the Exchange Rate in effect immediately prior to such consummation); assuming in each case that such holder of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such transaction (provided that if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each nonelecting share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares). The kind and amount of securities into which the PEPS shall be convertible after consummation of such transaction shall be subject to adjustment as described above following the date of consummation of such transaction. The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

FRACTIONAL SHARES

     No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of any PEPS. Instead of any fractional share of Common Stock that would otherwise be issuable upon conversion of any PEPS, the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Closing Price of a share of Common Stock (or, if there is no such Closing Price, the fair market value of a share of Common Stock, as determined or prescribed by the Board of Directors) at the close of business on the Trading Day immediately preceding the date of conversion.

LISTING; TRANSFER AGENT

     Application will be made to list the PEPS on the NYSE. The transfer agent, registrar, dividend disbursing agent and redemption agent for the PEPS will be Boston Equiserve, subject to the right of the Company to designate another bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000 to assume some or all of such functions.

DEFINITIONS

     The following terms shall have the meanings indicated in respect of the Series E Preferred Stock:

     "Base Number" shall mean the number derived from dividing $100 by $15.4375.

     "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York or The Commonwealth of Massachusetts are authorized or obligated by law or executive order to close or a day which is or is declared a national or New York or Massachusetts state holiday.

     "Closing Price" with respect to any securities on any day shall mean the closing sale price regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in each case on the New York Stock Exchange, or, if such security is not listed or admitted to trading on such Exchange, on the principal national securities exchange or quotation system on which such security is quoted or listed or admitted to trading, or, if not quoted or listed or admitted to trading on any national securities exchange or quotation system, the average of the closing bid and asked prices of such security on the over-the-counter market on the day in question as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or a similarly generally accepted reporting service, or if not so available, in such manner as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors for that purpose or (solely in the case of Series C Preferred Stock) a price determined in good faith by the Board of Directors.

     "Current Market Price" shall mean the average of the daily Closing Prices per share of Common Stock for the ten consecutive Trading Days immediately prior to the date in question; provided, however, that, if any event that results in an adjustment of the Exchange Rate occurs during the period beginning on the first day of such ten-day period and ending on the applicable conversion date, the Current Market Price as determined pursuant to the foregoing shall be appropriately adjusted to reflect the occurrence of such event.

     "Dividend Payment Date" shall mean January 1, April 1, July 1 and October 1 in each year.

     "Exchange Rate" for the PEPS shall be equal to (a) if the Current Market Price on the date of determination is equal to or greater than 120% of $15.4375 (the "Threshold Common Stock Price"), the number of shares of Common Stock equal to 0.83333333 of the Base Number (the "Upper Exchange Rate"), (b) if the Current Market Price on the date of determination is less than the Threshold Common Stock Price but greater than $15.4375, the number of shares of Common Stock having a value (determined at the Current Market Price) equal to $100 per share of Series E Preferred Stock (the "Middle Exchange Rate"), and (c) if the Current Market Price on the date of determination is equal to or less than $15.4375, a number of shares of Common Stock (the "Lower Exchange Rate") equal to the Base Number; provided that for all purposes relating to Optional Conversion by a holder pursuant to the above section entitled "Conversion," the Exchange Rate shall be equal to the Upper Exchange Rate. The Exchange Rate is subject to adjustment as set forth in the above section entitled "Conversion."

     "Fair Market Value" on any day shall mean the average of the daily Closing Prices of a share of Common Stock of the Company on the five (5) consecutive Trading Days selected by the Company commencing not more than 20 Trading Days before, and ending not later than, the earlier of the day in question and the day before the "ex" date with respect to the issuance or distribution requiring such computation. The term " 'ex' date", when used with respect to any issuance or distribution, means the first day on which the Common Stock trades regular way, without the right to receive such issuance or distribution, on the exchange or in the market, as the case may be, used to determine that day's Closing Price.

     "Full Cumulative Dividends" shall mean, with respect to the PEPS, or any other capital stock of the Company, as of any date the aggregate amount of all then accumulated, accrued and unpaid dividends payable on such shares of PEPS, or other capital stock, as the case may be, in cash, whether or not earned or declared and whether or not there shall be funds legally available for the payment thereof.

     "Trading Day" shall mean (x) if the applicable security is listed or admitted for trading on the New York Stock Exchange or another national securities exchange, a day on which the New York Stock Exchange or such other national securities exchange is open for business or (y) if the applicable security is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System, a day on which trades may be made on such National Market System or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the federal income tax consequences expected to apply to purchasers of the PEPS under current law, which is subject to change. The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, particular purchases, and does not address state, local, or foreign income or other tax laws. Certain holders (including financial institutions, tax-exempt organizations, broker-dealers, insurance companies, and foreign individuals and entities) may be subject to special rules not discussed below. The discussion assumes that purchasers of the PEPS will hold the PEPS as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

DISTRIBUTIONS

     Distributions with respect to the PEPS will be treated as dividends and taxable as ordinary income to the extent that the distributions are made out of the Company's current and accumulated earnings and profits. To the extent that a distribution is not made out of the Company's current and accumulated earnings and profits, the distribution will constitute a non-taxable return of capital reducing the holder's adjusted tax basis in its shares of PEPS and, to the extent the distribution exceeds such basis, will result in capital gain.

     A corporate holder will generally be entitled to 70% dividends-received deduction with respect to distributions that are treated as dividends on shares of PEPS that the corporate holder has held for at least 46 days (91 days in the case of certain dividends). For this purpose, the period for which the holder is treated as having held shares of PEPS generally will not include any period for which the holder has an option to sell, is under a contractual obligation to sell, has made a short sale of or is the grantor of an option to buy substantially identical stock or securities or as to which the holder has otherwise diminished its risk of loss by holding other positions with respect to substantially similar or related property. Dividends on the PEPS will not be eligible for the dividends-received deduction to the extent that the holder has incurred indebtedness that is directly attributable to the acquisition or carrying of the relevant shares. In addition, a corporate holder may be required to reduce its adjusted tax basis in shares of stock or to recognize gain as the result of a payment of an "extraordinary dividend." The Company believes that regular quarterly dividends paid to an original holder of the PEPS generally will not constitute extraordinary dividends. Finally, it should be noted that the Administration's current budget proposal contains a provision that, if enacted, would reduce the dividends-received deduction to 50% and make certain changes in the holding period provisions described above.

     For alternative minimum tax purposes, dividends eligible for the 70% dividends-received deduction are included in a corporate holder's "adjusted current earnings". If such adjusted current earnings exceed the corporate holder's regular taxable income, 75% of the excess is added to the holder's alternative minimum taxable income and may be subject to an alternative minimum tax.

     Under certain circumstances, the operation of the conversion price adjustment provisions of the PEPS may result in the deemed receipt of a taxable distribution by the holders of the PEPS if the effect of such adjustments is to increase such holder's proportionate interests in the Company. Any such constructive distributions may constitute (and cause other distributions to constitute) extraordinary dividends to corporate holders.

CONVERSION AND DISPOSITION

     Conversion of PEPS into Common Stock generally will not result in the recognition of gain or loss (except with respect to cash received in lieu of fractional shares). The holder's adjusted tax basis in Common Stock received upon conversion (including any fractional shares which are deemed to have been issued) generally will be equal to that of the shares of PEPS converted.

     Upon the sale or exchange of shares of PEPS, or of shares of Common Stock acquired upon conversion of shares of PEPS, a holder will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such stock. Any capital gain or loss recognized will generally be treated as long-term capital gain or loss if the holder held the stock for more than one year. For this purpose, the period for which the PEPS was held would be included in the holding period of Common Stock received upon a conversion.

BACKUP WITHHOLDING

     The Company generally is required to withhold and remit to the U.S. Treasury 31% of distributions paid to any individual shareholder who fails to furnish a correct taxpayer identification number to the Company, who is determined by the Secretary of the Treasury to have under-reported dividends or interest income, or who fails to certify to the Company that he is not subject to such withholding. An individual's taxpayer identification number is normally his social security number.

     THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY. ACCORDINGLY, PROSPECTIVE HOLDERS OF THE PEPS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDERS RELATING TO THE PEPS, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Certificate, the respective Certificates of Designation (each, a "Certificate of Designation") with respect to each series of Preferred Stock described herein and the By-Laws, copies of which are incorporated by reference as exhibits to the Registration Statement relating to the offering herein.

AUTHORIZED CAPITAL STOCK

     The Company's authorized capital stock consists of 155 million shares of capital stock, of which 150 million shares are Common Stock, $1.00 par value per share, and 5 million shares are Preferred Stock, $1.00 par value per share. The Certificate authorizes the issuance of shares of Preferred Stock from time to time in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by the Certificate, without stockholder approval, with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are set forth in resolutions adopted by the Company's Board of Directors. Thus, without stockholder approval, the Company could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of holders of the Common Stock and, subject to any limiting terms thereof, other series of Preferred Stock. The Company may from time to time amend the Certificate to increase the number of authorized shares of Common Stock or Preferred Stock in the manner provided by the Certificate and the General Corporation Law of the State of Delaware.

     There were outstanding as of May 24, 1996 210,100 shares of Series A Preferred Stock, 1,650,000 shares of Series C Preferred Stock, 250,000 shares of Series D Preferred Stock and 1,500,000 shares of PEPS of the Company. The Company has given notice to the holders of the Series A Preferred Stock that it intends to redeem all outstanding shares of Series A Preferred Stock on June 24, 1996.

COMMON STOCK

     Subject to the rights of holders of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of such funds legally available for declaration of dividends. Holders of Common Stock are entitled to one vote per share on every question submitted to them at a meeting of stockholders or otherwise. In the event of a liquidation, dissolution or winding up and distribution of the assets of the Company, after paying or setting aside for the holders of Preferred Stock the full preferential amounts to which they are entitled, and subject to any rights of any series of Preferred Stock to participate pro rata with the Common Stock with respect to distributions, the holders of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution to stockholders. There are no pre-emptive rights for holders of Common Stock. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Shares of Common Stock are not convertible into shares of any other class of capital stock of the Company.

SERIES A PREFERRED STOCK

     The Company has given notice to the holders of the Series A Preferred Stock that it intends to redeem all outstanding shares of Series A Preferred Stock on June 24, 1996.

     Ranking

     The Series A Preferred Stock ranks, with respect to dividends or upon liquidation, dissolution or winding up, (i) on a parity with the Series C Preferred Stock, and other Preferred Stock permitted pursuant to the terms of the Series A Preferred Stock and ranking with respect to dividends or upon liquidation, dissolution or winding up on a parity with the Series A Preferred Stock, and (ii) prior to all other capital stock of the Company. Without the consent of the holders of two-thirds of the outstanding shares of Series A Preferred Stock, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks prior to or, except for the Series C Preferred Stock and a limited amount of Preferred Stock ranking as to dividends or upon liquidation, dissolution or winding up on a parity with the Series C Preferred Stock, on a parity with the Series A Preferred Stock or, except for non-participating Preferred Stock and participating Preferred Stock issued pursuant to certain stockholder rights plans, junior to the Series A Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up.

     Dividends

     Holders of shares of the Series A Preferred Stock are entitled to cumulative dividends payable quarterly at an annual rate of $8.00 per share. With limited exceptions, holders of Series A Preferred Stock are entitled to Full Cumulative Dividends before dividends may be declared on junior stock (including the PEPS) and before such junior stock may be redeemed or purchased by the Company.

     Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (not including certain mergers, consolidations or sales of all or substantially all assets), the holders of Series A Preferred Stock are entitled to receive a liquidation preference equal to the then applicable redemption price, plus accrued and unpaid dividends to the redemption date, prior to any distribution on junior stock, including the PEPS.

     Redemption

     Commencing April 1, 1995, the Series A Preferred Stock may be redeemed by the Company at any time at a redemption price of $104.80 per share, declining by $0.80 per share on April 1 of each year thereafter to $100 per share on April 1, 2001, plus accrued and unpaid dividends to the redemption date. Upon a Change of Control Event (generally defined as voluntary liquidations, certain mergers into a subsidiary, a sale of all or substantially all the Company's assets, or certain actions affecting the public market for the Company's stock or its status as a public corporation), a holder of Series A Preferred Stock may at its option require redemption of its shares at a cash per share price equal to the greater of (i) the then redemption price or (ii) the product of the higher of the then market price of Common Stock or the price per share of Common Stock received by any other stockholder in the Change of Control Event or related transactions times the number of shares of Common Stock then issuable upon conversion of a share of Series A Preferred Stock.

     Voting Rights

     Holders of Series A Preferred Stock will be entitled as a separate class to elect two directors in the event of defaults in the payment of dividends aggregating $8.00 per share and are entitled to a separate class vote on matters which would adversely affect the rights and preferences of the Series A Preferred Stock. The Company may not, without the affirmative vote or consent of the holders of at least two-thirds of the then outstanding Series A Preferred Stock, voting as a separate class, (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to or on parity with the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up, except for Preferred Stock ranking on a parity with the Series A Preferred Stock having an aggregate liquidation preference of not more than $100 million; (ii) authorize, create or issue, or increase the authorized amount of, any participating Preferred Stock; (iii) create, authorize or issue any class or series of common stock other than the Common Stock; (iv) amend the Certificate or By-laws if such amendment would adversely affect the powers, rights, privileges or preferences of the Series A Preferred Stock; (v) increase the number of shares of Series A Preferred Stock authorized for issuance; (vi) create, authorize or issue any class or series of capital stock or any security exercisable for or convertible into any capital stock except as permitted under clauses (i), (ii) or (iii) above; (vii) amend the Certificate of Designations relating to the Series A Preferred Stock or
(viii) issue any additional shares of Series A Preferred Stock.

     Conversion

     Shares of the Series A Preferred Stock are convertible at any time at the option of the holder thereof into shares of Common Stock of the Company at a conversion price of $21.00 per share of Common Stock, subject to adjustment in certain events including subdivisions, splits or combinations of Common Stock, stock dividends, extraordinary dividends or distributions on the Common Stock and issuances of Common Stock and related securities at less than their current Market Price. Upon the occurrence of a Control Adjustment Event (generally defined to be the acquisition by any person or group of beneficial ownership of at least 51% of the Common Stock, incumbent directors ceasing during any year to constitute a majority of the Board of Directors or involuntary liquidation of the Company), the conversion price is subject to adjustment downward to the greater of $3.50 and the then market price of the Common Stock. Holders of shares of Series A Preferred Stock have a similar adjustment election in the event of the Registrant's failure to make payment upon any mandatory redemption. Any share of Series A Preferred Stock outstanding on April 15, 2007 is entitled to a conversion price adjustment to the higher of $7.00 and the then market price of the Common Stock.

     Eligibility for Sale; Registration Rights, Etc.

     The holders of the Series A Preferred Stock have agreed not to transfer any shares of Series A Preferred Stock, or Common Stock issuable upon conversion thereof, except (i) pursuant to an effective registration under the Securities Act, (ii) in accordance with Rule 144 or Rule 144A under the Securities Act, or
(iii) in a transaction otherwise not requiring registration under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least two years, including an "affiliate," as that term is defined below, is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company, and who has beneficially owned shares for at least three years, is entitled to sell such shares under Rule 144 (k) without regard to any volume or other limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. The holders of the Series A Preferred Stock may qualify for use of Rule 144(k).

     Under their respective share purchase agreements, holders of shares of Series A Preferred Stock are entitled to certain rights regarding registration of their shares under the Securities Act. Such holders are entitled to include, at the Company's expense, their shares of Series A Preferred Stock, or any shares of any Common Stock issued upon conversion thereof, in certain registrations under the Securities Act by the Company prior to April 15, 1997 of offerings of Convertible Preferred Stock or Common Stock or rights thereto, provided that no such shares need be included in a registration by the Company of an underwritten offering to the extent that the underwriters determine that such inclusion would jeopardize the successful sale of the shares to be sold by the underwriters. The holders of the Series A Preferred Stock have not exercised any such rights with respect to the offering made hereby. At any time prior to April 15, 1997 the holders of the Series A Preferred Stock may demand the registration under the Securities Act, at the Company's expense, of the public sale of a portion or all of such shares.

     The share purchase agreements relating to the Series A Preferred Stock also contain various undertakings by the Company, including limitations on dividends and repurchases of the Company's stock, changes in the primary business engaged in by the Company and its subsidiaries and certain restrictions on dividends.

     Definitions

     Capitalized terms not otherwise defined have the meanings set forth in "Definitions" following the description of Series E Preferred Stock.

SERIES C PREFERRED STOCK

     Ranking

     The Series C Preferred Stock ranks senior to the Common Stock, the Series D Preferred Stock and the PEPS, and on a parity with the Series A Preferred Stock, with respect to the payment of dividends and upon liquidation, dissolution or winding up. The Series C Preferred Stock shall so rank on a parity with the Series D Preferred Stock and the PEPS at such times as there shall be no shares of Series A Preferred Stock outstanding. The Company may not, without the consent of two-thirds of the votes of the holders of the outstanding shares of Series C Preferred Stock and all other outstanding shares of Preferred Stock ranking on a parity with the Series C Preferred Stock either as to dividends or upon liquidation, dissolution or winding up, voting together as a single class, create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series C Preferred Stock or ranking prior to any other series of Preferred Stock which ranks on a parity with the Series C Preferred Stock. However, the Company may create additional classes of stock or issue series of Preferred Stock ranking on a parity with the Series C Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution and winding up without the consent of any holder of Series C Preferred Stock.

     Dividends

     Holders of shares of the Series C Preferred Stock are entitled to cumulative dividends payable quarterly at an annual rate of $3.125 per share. With limited exceptions, holders of Series C Preferred Stock are entitled to Full Cumulative Dividends before dividends may be declared on junior stock (including PEPS so long as the Series A Preferred Stock is outstanding) and before such junior stock may be redeemed or purchased by the Company.

     Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (not including mergers, consolidations or sales of all or substantially all assets), holders of Series C Preferred Stock are entitled to receive a liquidation preference of $50 per share plus accrued dividends, prior to any distribution on junior stock (including the PEPS so long as the Series A Preferred Stock is outstanding).

     Optional Redemption

     Commencing September 1, 1995, the Series C Preferred Stock is redeemable at the option of the Company at any time at a redemption price per share (expressed as a percentage of the $50 liquidation preference thereof), of 104.375%, declining annually to 100% in 2002, plus accrued dividends.

     Voting Rights

     Except as indicated below or as expressly required by applicable law, the holders of the Series C Preferred Stock have no voting rights.

     If the equivalent of six full quarterly dividends payable on the Series C Preferred Stock are in arrears, the holders of Series C Preferred Stock, voting separately as a class with the holders of shares of any other series of Preferred Stock which ranks on a parity with the Series C Preferred Stock and has been granted like voting rights which are then exercisable (which does not include the Series A Preferred Stock, which has separate voting rights), will be entitled to elect two directors for successive one-year terms until all dividends in arrears on the Series C Preferred Stock have been paid or declared and set apart for payment.

     The consent of two-thirds of the votes of the holders of the Series C Preferred Stock and each other series of Preferred Stock which ranks on a parity with the Series C Preferred Stock and has been granted like voting rights (voting together as a single class), is required for the Company to create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series C Preferred Stock or any other series of Preferred Stock which ranks on a parity with the Series C Preferred Stock. The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of the outstanding shares of the Series C Preferred Stock and each other series of Preferred Stock of the Company similarly affected, voting together as a single class, amend, alter or repeal any provision of the Certificate which would materially and adversely affect the preferences, rights, powers or privileges, qualification, limitations and restrictions of the Series C Preferred Stock and any such other series of Preferred Stock. The creation, issuance or increase in the amount of authorized shares of any other series of Preferred Stock ranking on a parity with or junior to the Series C Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company will not be deemed to have such material and adverse effect.

     Conversion

     Shares of the Series C Preferred Stock are convertible at any time at the option of the holder thereof into a number of shares of Common Stock equal to the aggregate liquidation preference of the shares of Series C Stock surrendered for conversion divided by the conversion price of $25.9375 per share of Common Stock, subject to adjustment as described below.

     The initial conversion price of $25.9375 is subject to adjustment (under formulae set forth in the Certificate of Designations) in certain events, including certain subdivisions and combinations of the Common Stock, the issuance of Common Stock as a dividend or distribution on Common Stock, extraordinary dividends or distributions on Common Stock and payment in respect of a tender or exchange offer by the Company or any subsidiary of the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the Trading Day next succeeding the date of payment.

     If any transaction shall occur, including without limitation (i) any recapitalization or reclassification of shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of the Common Stock),
(ii) any consolidation or merger of the Company with or into another person or any merger of another person into the Company

(other than a merger that does not result in a reclassification, conversion, exchange or cancellation of Common Stock), (iii) any sale or transfer of all or substantially all of the assets of the Company, or (iv) any compulsory share exchange, pursuant to any of which holders of Common Stock shall be entitled to receive other securities, cash or other property, then appropriate provision shall be made so that the holder of each share of Series C Preferred Stock then outstanding shall have the right thereafter to convert such share only into (x) in the case of any such transaction that does not constitute a Common Stock Fundamental Change (as defined below) and subject to funds being legally available for such purpose under applicable law at the time of such conversion, the kind and amount of the securities, cash or other property that would have been receivable upon such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock issuable upon conversion of such share of Series C Preferred Stock immediately prior to such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange, after giving effect, in the case of any Non-Stock Fundamental Change (as defined below), to any adjustment in the conversion price in accordance with clause (i) of the following paragraph, and
(y) in the case of any such transaction that constitutes a Common Stock Fundamental Change, common stock of the kind received by holders of Common Stock as a result of such Common Stock Fundamental Change in an amount determined in accordance with clause (ii) of the following paragraph.

     Notwithstanding any other provision in the preceding paragraphs to the contrary, if any Fundamental Change (as defined below) occurs, then the conversion price in effect will be adjusted immediately after such Fundamental Change as follows:

          (i) in the case of a Non-Stock Fundamental Change, the conversion price of the shares of Series C Preferred Stock immediately following such Non-Stock Fundamental Change shall be the lower of (A) the conversion price in effect immediately prior to such Non-Stock Fundamental Change, but after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, and (B) the product of (1) the greater of the Applicable Price (as defined below) and the then applicable Reference Market Price (as defined below) and (2) a fraction, the numerator of which is $50 and the denominator of which is (x) the amount of the redemption price for one share of Series C Preferred Stock if the redemption date were the date of such Non-Stock Fundamental Change, plus (y) any then accrued and then-accumulated and unpaid dividends on Series C Preferred Stock; and

          (ii) in the case of a Common Stock Fundamental Change, the conversion price of the shares of Series C Preferred Stock immediately following such Common Stock Fundamental Change shall be the conversion price in effect immediately prior to such Common Stock Fundamental Change, but after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, multiplied by a fraction, the numerator of which is the Purchaser Stock Price (as defined below) and the denominator of which is the Applicable Price; provided, however, that in the event of a Common Stock Fundamental Change in which (A) 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror, or other third party (and cash, if any, paid with respect to any fractional interests in such common stock resulting from such Common Stock Fundamental Change) and (B) all of the Common Stock of the Company shall have been exchanged for, converted into, or acquired for, common stock of the successor, acquiror or other third party (and any cash with respect to fractional interests), the conversion price of the shares of Series C Preferred Stock immediately following such Common Stock Fundamental Change shall be the conversion price in effect immediately prior to such Common Stock Fundamental Change multiplied by a fraction, the numerator of which is one (1) and the denominator of which is the number of shares of common stock of the successor, acquiror, or other third party received by a holder of one share of Common Stock as a result of such Common Stock Fundamental Change.

     Depending upon whether a Fundamental Change is a Non-Stock Fundamental Change or a Common Stock Fundamental Change, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock Fundamental Change, the holder has the right to convert shares of Series C Preferred Stock into the kind and amount of the shares of stock and other securities or property or assets (including cash), except as otherwise provided above, as is determined by the number of shares of Common Stock receivable upon conversion at the conversion price as adjusted in accordance with clause (i) of the preceding paragraph. However, in the event of a Common Stock Fundamental Change in which less than 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party, a holder of a share of Series C Preferred Stock who converts such share following the Common Stock Fundamental Change will receive consideration in the form of such common stock only, whereas a holder who converted such share prior to the Common Stock Fundamental Change would have received consideration in the form of such common stock as well as any other securities or assets (which may include cash) issuable upon conversion of such share of Series C Preferred Stock immediately prior to such Common Stock Fundamental Change.

     Definitions

     Capitalized terms not otherwise defined have the meanings set forth in "Definitions" following the description of Series E Preferred Stock.

     The following terms shall have the meanings indicated in respect of the Series C Preferred Stock:

     "Applicable Price" shall mean (i) in the event of a Non-Stock Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by a holder of one share of Common Stock and (ii) in the event of any other Non-Stock Fundamental Change or any Common Stock Fundamental Change, the average of the reported last sale price for one share of the Common Stock (determined as provided in the Certificate of Designations) during the 10 Trading Days immediately prior to the Record Date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Non-Stock Fundamental Change or Common Stock Fundamental Change or, if there is no such Record Date, prior to the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets.

     "Common Stock Fundamental Change" shall mean any Fundamental Change in which more than 50% of the value (as determined in good faith by the Board of Directors of the Company) of the consideration received by holders of Common Stock consists of common stock that, for the 10 Trading Days immediately prior to such Fundamental Change, has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System; provided, however, that a Fundamental Change shall not be a Common Stock Fundamental Change unless either (i) the Company continues to exist after the occurrence of such Fundamental Change and the outstanding shares of Series C Preferred Stock continue to exist as outstanding shares of Series C Preferred Stock, or (ii) not later than the occurrence of such Fundamental Change, the outstanding shares of Series C Preferred Stock are converted into or exchanged for shares of convertible preferred stock of a corporation succeeding to the business of the Company, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions substantially similar to those of the Series C Preferred Stock.

     "Fair Market Value" shall mean the amount which a willing buyer would pay a willing seller in an arm's length transaction.

     "Fundamental Change" shall mean the occurrence of any transaction or event or series of transactions or events pursuant to which all or substantially all of the Common Stock of the Company shall be exchanged for, converted into, acquired for or shall constitute solely the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise); provided, however, in the case of any such series of transactions or events, for purposes of adjustment of the conversion price, such Fundamental Change shall be deemed to have occurred when substantially all of the Common Stock of the Company shall have been exchanged for, converted into, or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets, but the adjustment shall be based upon the consideration that the holders of Common Stock received in the transaction or event as a result of which more than 50% of the Common Stock of the Company shall have been exchanged for, converted into, or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets; and provided, further, that such term does not include
(i) any
such transaction or event in which the Company and/or any of its subsidiaries are the issuers of all the cash, securities, property or other assets exchanged, acquired or otherwise issued in such transaction or event, or (ii) any such transaction or event in which the holders of Common Stock receive securities of an issuer other than the Company if, immediately following such transaction or event, such holders hold a majority of the securities having the power to vote normally in the election of directors of such other issuer outstanding immediately following such transaction or other event.

     "Non-Stock Fundamental Change" shall mean any Fundamental Change other than a Common Stock Fundamental Change.

     "Purchaser Stock Price" shall mean, with respect to any Common Stock Fundamental Change, the average of the reported last sale price for one share of the common stock received by holders of Common Stock (determined as provided in the Certificate of Designations) in such Common Stock Fundamental Change during the 10 Trading Days immediately prior to the date fixed for the determination of the holders of Common Stock entitled to receive such common stock or, if there is no such date, prior to the date upon which the holders of the Common Stock shall have the right to receive such common stock.

     "Reference Market Price" shall initially mean $13.8333 and, in the event of any adjustment to the conversion price other than as a result of a Fundamental Change, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to any such adjustment shall always be the same as the ratio of the initial Reference Market Price to the initial conversion price of $25.9375 per share.

SERIES D PREFERRED STOCK

     Ranking

     The Series D Preferred Stock ranks senior to the Common Stock, junior to the Series A Preferred Stock and the Series C Preferred Stock, and on a parity with the PEPS, with respect to the payment of dividends and upon liquidation, dissolution or winding up, provided that the Series D Preferred Stock shall so rank on a parity with the Series C Preferred Stock at such times as there shall be no shares of Series A Preferred Stock outstanding. The Company may not, without the consent of two-thirds of the votes of the holders of the outstanding shares of Series D Preferred Stock and all other outstanding shares of Preferred Stock ranking on a parity with the Series D Preferred Stock either as to dividends or upon liquidation, dissolution or winding up, voting together as a single class, create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series D Preferred Stock or ranking prior to any other series of Preferred Stock which ranks on a parity with the Series D Preferred Stock. However, the Company may create additional classes of stock or issue series of Preferred Stock ranking on a parity with the Series D Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution and winding up without the consent of any holder of Series D Preferred Stock.

     Dividends

     Holders of shares of the Series D Preferred Stock are entitled to cumulative dividends payable quarterly at an annual rate of $1.8138 per share. With limited exceptions, holders of Series D Preferred Stock are entitled to Full Cumulative Dividends before dividends may be declared on junior stock and before such junior stock may be redeemed or purchased by the Company.

     Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (not including mergers, consolidations or sales of all or substantially all assets), the holders of each class or series of Preferred Stock ranking senior to the Series D Preferred Stock shall first receive full payment of their liquidation preferences. Holders of Series D Preferred Stock are then entitled to receive a liquidation preference of $100 per share plus accrued dividends prior to any distribution on stock ranking junior to the Series D Preferred Stock.

     Mandatory Redemption in Event of Sale

     Shares of the Series D Preferred Stock are subject to mandatory redemption in the following circumstances. If at any time not less than 10 Business Days before November 17, 1996 the Company shall consummate any Sale (generally defined as a sale of all or substantially all of the assets or stock of an operating division or subsidiary of the Company other than T.J. Maxx or Marshalls at a value of not less than a $25 million premium over the book value of such assets or stock), then the Company is required to apply as much of the Sale Proceeds (generally defined as the net cash proceeds, if any (after subtracting all fees and expenses related to such transaction), received by the Company in respect of any Sale) received by the Company in respect of such Sale as is necessary to redeem all then outstanding shares of Series D Preferred Stock (or, if fewer, as many such shares as can be redeemed at the Call Price out of such Sale Proceeds). Upon any such redemption, the Company shall deliver to the holders of shares of Series D Preferred Stock, in exchange for each share so redeemed, cash in an amount equal to the sum of (i) $100 per share plus (ii) Full Cumulative Dividends thereon to the date fixed for redemption.

     Voting Rights

     Except as indicated below or as expressly required by applicable law, the holders of the Series D Preferred Stock have no voting rights.

     If the equivalent of six full quarterly dividends payable on the Series D Preferred Stock are in arrears, the maximum authorized number of directors of the Company will be increased by two and the holders of Series D Preferred Stock, voting separately as a class with the holders of shares of any other series of Preferred Stock ranking on a parity with the Series D Preferred Stock and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors for successive one-year terms until all dividends in arrears on the Series D Preferred Stock have been paid or declared and set apart for payment. Upon payment or declaration and setting apart of funds for payment of all such dividends in arrears, the term of office of each director elected will immediately terminate and the number of directors constituting the entire Board of Directors of the Company will be reduced by the number of directors elected by the holders of the Series D Preferred Stock and any other series of Preferred Stock ranking on a parity with the Series D Preferred Stock as discussed above.

     The Company may not, without the consent of two-thirds of the votes of the holders of the Series D Preferred Stock and each other series of Preferred Stock ranking on a parity with the Series D Preferred Stock and upon which like voting rights have been conferred (voting together as a single class), create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to the Series D Preferred Stock or any other series of Preferred Stock which ranks on a parity with the Series D Preferred Stock. The Company may not, without the consent of two-thirds of the votes of the holders of the outstanding shares of the Series D Preferred Stock and each other series of Preferred Stock of the Company similarly affected, if any, voting together as a single class, amend, alter or repeal any provision of the Certificate which would materially and adversely affect the preferences, rights, powers or privileges, qualification, limitations and restrictions of the Series D Preferred Stock and any such other series of Preferred Stock. The creation, issuance or increase in the amount of authorized shares of any other series of Preferred Stock ranking on a parity with or junior to the Series D Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company will not be deemed to have such material and adverse effect.

     Conversion

     On November 17, 1996 (the "Automatic Conversion Date"), unless earlier converted at the option of the holder, each outstanding share of the Series D Preferred Stock shall convert automatically (the "Automatic

Conversion") into (i) shares of Common Stock at the Exchange Rate in effect on the Automatic Conversion Date and (ii) the right to receive an amount in cash equal to Full Cumulative Dividends on such share to the Automatic Conversion Date.

     Shares of Series D Preferred Stock may be converted at the option of the holder thereof ("Optional Conversion"), at any time through the close of business on the Business Day prior to November 17, 1996, into (i) shares of Common Stock at the Exchange Rate in effect on the Optional Conversion Date; and
(ii) the right to receive an amount in cash equal to Full Cumulative Dividends on such shares to the Optional Conversion Date. Notwithstanding the foregoing, the Company may, at its option, in lieu of delivering shares of Common Stock on the Optional Conversion Date, deliver cash in an aggregate amount equal to the aggregate Closing Price (on the Trading Day preceding the Optional Conversion
Date) of the number of shares of Common Stock otherwise so deliverable (together, in any event, with Full Cumulative Dividends thereon to the Optional Conversion Date).

     The Exchange Rate is subject to adjustment (under formulae set forth in the Certificate of Designations) from time to time as appropriate in certain circumstances, including certain subdivisions and combinations of the Common Stock, dividends in Common Stock and non-cash dividends and distributions on Common Stock.

     In case of any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation remains unchanged), or in case of any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), proper provision shall be made so that each share of the Series D Preferred Stock shall, after consummation of such transaction, be subject to (i) conversion at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of Series D Preferred Stock would have been converted if the conversion had occurred immediately prior to consummation of such transaction (based on the Exchange Rate in effect immediately prior to such consummation), (ii) conversion on the Automatic Conversion Date into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of Series D Preferred Stock would have been converted if the conversion on the Automatic Conversion Date had occurred immediately prior to the date of consummation of such transaction (based on the Exchange Rate in effect immediately prior to such consummation) and (iii) redemption on any redemption date in exchange for the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock that would have been issuable at the Call Price in effect on such redemption date upon a redemption of such share of Series D Preferred Stock immediately prior to consummation of such transaction; assuming in each case that such holder of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such transaction (provided that if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each nonelecting share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares).

     Definitions

     Capitalized terms not otherwise defined have the meanings set forth in "Definitions" following the description of Series E Preferred Stock.

     The following terms shall have the meanings indicated in respect of the Series D Preferred Stock:

     "Call Price" of each share of Series D Preferred Stock shall mean $100 per share.

     The "Exchange Rate" for the Series D Preferred Stock shall be equal to (a) if the Current Market Price on the date of determination is equal to or greater than 120% of $15.4375 (the "Threshold Common Stock Price"), the number of shares of Common Stock equal to 0.83333333 of the Base Number (the "Upper Exchange Rate"), (b) if the Current Market Price on the date of determination is less than the Threshold Common Stock Price but greater than 80% of $15.4375, the number of shares of Common Stock having a value (determined at the Current Market Price) equal to $100 per share of Series D Preferred Stock (the "Middle Exchange Rate"), and (c) if the Current Market Price on the date of determination is equal to or less than 80% of $15.4375, a number of shares of Common Stock (the "Lower Exchange Rate") equal to 1.25 multiplied by the Base Number. The Exchange Rate is subject to adjustment as set forth in the above section entitled "Conversion."

PEPS

     For a detailed description of the PEPS see "Description of Series E Preferred Stock."

CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Certificate and By-Laws contain various provisions that may impede the acquisition of control of the Company by means of a tender offer, proxy fight or other means. Such provisions include a classified Board of Directors, restrictions on the ability of stockholders to remove directors, the ability to fill vacancies or call a stockholder meeting, and restrictions on stockholder proposals and amendment of certain charter and by-law provisions.

     The Certificate further provides that no director of the company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Section 174 of the Delaware General Corporation Law specifies conditions under which directors of Delaware corporations may be liable for unlawful payment of dividends or unlawful stock purchases or redemptions.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, the Company is subject to the provisions of
Section 203 of the General Corporation Law of the State of Delaware. Section 203 generally provides that if a person or group acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") without prior board approval, such interested stockholder may not, for a period of three years, engage in a wide range of business combination transactions with the corporation. However, this restriction does not apply to a person who becomes an interested stockholder in a transaction resulting in the interested stockholder owning at least 85% of the corporation's voting stock (excluding from the outstanding shares, shares held by officer-directors or pursuant to employee stock plans without confidential tender offer decisions), or to a business combination approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. In addition, Section 203 does not apply to certain business combinations proposed subsequent to the public announcement of specified business combination transactions which are not opposed by the board of directors.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, severally, the respective number of PEPS set forth opposite the names of such Underwriters below:

                                    NAME                                       NUMBER OF PEPS
                                    ----                                       --------------
Morgan Stanley & Co. Incorporated............................................
CS First Boston Corporation..................................................
Salomon Brothers Inc.........................................................
                                                                                  ---------
  Total......................................................................     1,500,000

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the PEPS offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the PEPS offered hereby if any are taken.

     The Underwriters initially propose to offer the PEPS directly to the public at the public offering price set forth on the cover page hereof and to certain
dealers at a price that represents a concession not in excess of $          per
PEPS. Any Underwriter may allow, and such dealers may reallow, a concession not
in excess of $          per PEPS to other underwriters or to certain other
dealers.

     The Company, the Selling Stockholder and Melville, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the other parties may be required to make in respect thereof.

     Application will be made to list the PEPS on the NYSE. Prior to this offering, there has been no prior public market for the PEPS. There can be no assurance that an active public market will develop for the PEPS or that the PEPS will trade in the public market subsequent to the offering at or above the initial offering price.

     Certain of the Underwriters have from time to time performed various investment banking services for the Company and its subsidiaries and for Melville and its subsidiaries, for which customary compensation has been received.

                                 LEGAL OPINIONS

     The legality of the PEPS and certain other legal matters in connection with the sale of the PEPS offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with the sale of the PEPS offered hereby will be passed upon for the Underwriters by Latham & Watkins, New York, New York. Certain legal matters relating to the Selling Stockholder will be passed on by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company as of January 27, 1996 and January 28, 1995 and the consolidated statements of income, stockholders' equity and cash flows of the Company for the years ended January 27, 1996, January 28, 1995, and January 29, 1994, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of Marshalls as of December 31, 1994 and 1993, and the consolidated statements of income, stockholders' equity and cash flows of Marshalls for the years ended December 31, 1994, 1993 and 1992 incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     On May 24, 1996, Chadwick's of Boston, Ltd. ("Chadwick's"), a holding company formed to own the off-price catalog operation of The TJX Companies, Inc. (the "Company"), filed a Registration Statement with the Securities and Exchange Commission pursuant to which the Company intends to sell to the public 9,260,000 shares of common stock of Chadwick's. An additional 1,389,000 shares of common stock are subject to an over-allotment option granted to the underwriters. After the offering, the Company will own approximately 30%-39% (depending on the amount of the underwriters' over-allotment option exercised) of the outstanding shares of common stock of Chadwick's. It is currently anticipated that the initial offering price will be between $14.00 and $16.00 per share.

     The pro forma condensed consolidated financial statements of the Company assume that the offering takes place at a price of $15.00 per share and that no underwriters' over-allotment option is exercised. The pro forma condensed consolidated balance sheet as of April 27, 1996 assumes the sale of 61% of the Company's investment in Chadwick's on that date and is based on the unaudited historical balance sheet of the Company as of April 27, 1996. The pro forma adjustments eliminate the assets and liabilities of Chadwick's included in the consolidated results of the Company, record a gain on the sale of the Company's 61% interest in Chadwick's, record the Company's remaining equity investment in Chadwick's, assume conversion of the Company's Series D preferred stock into common stock following a call for redemption and assume the net proceeds from the offering along with Chadwick's repayment of intercompany indebtedness are used to repay outstanding debt incurred to acquire Marshalls.

     The pro forma condensed consolidated statement of income for the twelve months ended January 27, 1996 is based on the audited historical statement of income of the Company as reported on Form 10-K for the year ended January 27, 1996, which includes Marshalls operating results since its acquisition by the Company on November 17, 1995. (See the Company's filing on Form 8-K dated as of November 17, 1995 including subsequent amendment.) The historical results for the Company have first been adjusted to reflect the acquisition of Marshalls as if it had occurred on the first day of the fiscal year. The pro forma adjustments include the historical results of Marshalls from January 29, 1995 through the acquisition date as well as adjustments for the impact of the purchase accounting method and the impact of the preferred stock issued and debt incurred as a result of the acquisition. The pro forma results reflecting the acquisition of Marshalls are further adjusted to reflect the sale of Chadwick's stock by the Company as if it also occurred on the first day of the fiscal year. The pro forma adjustments eliminate the operating results for Chadwick's included in the Company's consolidated results, record 39% of Chadwick's net income and reflect a reduction in interest expense due to the repayment of debt. The pro forma statement of income excludes the non-recurring gain of approximately $65 million the Company will recognize upon the sale of its investment in Chadwick's and excludes a non-recurring charge of approximately $2 million the Company may incur for the prepayment of debt.

     The pro forma condensed consolidated statement of income for the quarter ended April 27, 1996 is based on the unaudited historical statement of income of the Company as reported on Form 10-Q for the thirteen weeks ended April 27, 1996. The pro forma adjustments eliminate the operating results for Chadwick's included in the Company's consolidated results record 39% of Chadwick's net income and reflect a reduction in interest expense due to the repayment of debt. Pro forma adjustments to the statement of income for such quarter reflect the impact of the transaction as if it occurred at the beginning of the most recent fiscal year.

     These pro forma condensed consolidated financial statements have been prepared for information purposes only and do not necessarily indicate what would have occurred had the acquisition of Marshalls and public offering taken place on the dates indicated or what results may occur in the future. Specifically, the pro forma condensed consolidated statement of income for the twelve months ended January 27, 1996 includes the historical results of Marshalls before its acquisition by the Company and of Chadwick's, which are not necessarily indicative of current results. Thus, the pro forma statement of income for the twelve months ended January 27, 1996 does not fully reflect the impact that Marshalls has had on the Company's results. In addition, the historical results are not necessarily indicative of the impact that Marshalls and Chadwick's may have on future results of the Company. The accompanying pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of the Company, the Company's Form 8-K dated November 17, 1995 (and subsequent amendment) relating to the Marshalls acquisition and the Form S-1 Registration Statement filed by Chadwick's of Boston, Ltd.

                             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  FOR THE FISCAL YEAR ENDED JANUARY 27, 1996
                                                  (UNAUDITED)

                                                                                   PRO FORMA
                                                PRO FORMA                       ADJUSTMENTS FOR
                             BALANCE AS      ADJUSTMENTS FOR        PRO FORMA   CHADWICK'S STOCK      PRO FORMA
                              REPORTED    MARSHALLS ACQUISITION     SUBTOTAL          SALE             BALANCE
                             ----------   ---------------------     ---------   ----------------      ---------
                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Net sales................   $4,447.5          $ 2,110.4(1a)       $6,557.9         $(472.4)(2a)     $6,085.5
  Cost of sales, including
     buying and occupancy
     costs.................    3,429.4              (10.5)(1c)       5,187.5          (286.1)(2a)      4,901.4
                                                  1,768.6(1d)
  Selling, general and
     administrative
     expenses..............      830.0                2.3(1d)        1,209.5          (160.2)(2a)      1,049.3
                                                    377.2(1a)
  Store closing costs......       35.0                 --               35.0              --              35.0
  Interest expense, net....       44.2                6.3(1a)           72.6            (6.0)(2a)         55.1
                                                     22.1(1b)                          (11.5)(2b)
                              --------                              --------                          --------
  Income from continuing
     consolidated
     operations before
     income taxes..........      108.9                                  53.3                              44.7
  Provision for income
     taxes.................       45.3              (16.6)(1a)          23.1            (8.1)(2a)         19.6
                                                     (5.6)(1e)                           4.6(2b)
                              --------                              --------                          --------
                                  63.6                                  30.2                              25.1
  Equity in net income of
     Chadwick's............         --                                    --             3.3(2c)           3.3
                              --------                              --------                          --------
  Income from continuing
     operations............       63.6                                  30.2                              28.4
  Preferred stock
     dividends.............        9.3                8.4(1f)           17.7                              17.7
                              --------                              --------                          --------
  Income from continuing
     operations for
     earnings
  per share computations...   $   54.3                              $   12.5                          $   10.7
                              ========                              ========                          ========
  Number of common shares
     for earnings per share
     computations..........       73.1                1.6(1g)           74.8                              74.8
  Income from continuing
     operations per common
     share.................   $    .74                              $    .17                          $    .14
                              ========                              ========                          ========

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated Statement of Income.

                   PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                           FOR THE QUARTER ENDED APRIL 27, 1996
                                        (UNAUDITED)

                                                                  PRO FORMA
                                                                 ADJUSTMENTS
                                                                     FOR
                                                     BALANCE     CHADWICK'S       PRO FORMA
                                                   AS REPORTED   STOCK SALE        BALANCE
                                                   -----------   -----------      ---------
                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Net sales......................................    $1,604.2      $(132.0)(2a)   $1,472.2
                                                     --------                     --------
  Cost of sales, including buying and occupancy
     costs.......................................     1,240.7        (73.3)(2a)    1,167.4
  Selling, general and administrative expenses...       297.0        (45.9)(2a)      251.1
  Interest expense, net..........................        15.1          (.5)(2a)       12.0
                                                                      (2.6)(2b)
                                                     --------                     --------
  Income from continuing operations before income
     taxes.......................................        51.4                         41.8
  Provision for income taxes.....................        21.4         (5.1)(2a)       17.2
                                                                       1.0 (2b)
                                                     --------                     --------
                                                         30.1                         24.5
  Equity in net income of Chadwick's.............          --          2.6 (2c         2.6
                                                     --------                     --------
  Income from continuing operations..............        30.1                         27.1
  Preferred stock dividend adjustment............         1.8                          1.8
                                                     --------                     --------
  Income from continuing operations for earnings
     per share computations......................    $   28.3                     $   25.3
                                                     ========                     ========
  Number of common shares primary and fully
     diluted earnings per share computations.....        85.3                         85.3
  Income from continuing operations per common
     share.......................................    $    .33                     $    .30
                                                     ========                     ========

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated Statement of Income.

                      PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                   AS OF APRIL 27, 1996
                                        (UNAUDITED)

                                                                     PRO FORMA
                                                                    ADJUSTMENTS
                                                                        FOR
                                                        BALANCE      CHADWICK'S    PRO FORMA
                                                      AS REPORTED    STOCK SALE     BALANCE
                                                      -----------   ------------   ---------
                                                                  (IN MILLIONS)
ASSETS
  Currents assets:
     Cash and cash equivalents......................    $  191.4   $  40.3 (3b)    $  201.4
                                                                     125.7 (3c)
                                                                    (156.0)(3e)
     Accounts receivable............................       140.9     (65.5)(3a)        75.4
     Merchandise inventories........................     1,372.0     (71.8)(3a)     1,300.2
     Prepaid expenses...............................        32.6     (13.7)(3a)        18.9
                                                        --------                   --------
            Total current assets....................     1,736.9                    1,595.9
                                                        --------                   --------
  Property, net.....................................       772.1     (51.2)(3a)       720.9
                                                                     126.9 (3a)        33.8
  Investment in Chadwick's of Boston, Ltd...........          --     (40.3)(3b)
                                                                     (52.8)(3c)
  Other assets......................................        35.9                       35.9
  Goodwill and tradename, net of amortization.......       234.5                      234.5
                                                        --------                   --------
            Total Assets............................    $2,779.4                   $2,621.0
                                                        ========                   ========
LIABILITIES
  Current liabilities:
     Short-term debt................................    $    2.2                   $    2.2
     Current installments of long-term debt.........        88.7     (25.0)(3e)        63.7
     Accounts payable...............................       498.5     (34.0)(3a)       464.5
     Accounts expenses and other current
       liabilities..................................       707.7     (39.3)(3a)       678.4
                                                                      10.0 (3c)
                                                        --------                   --------
     Total current liabilities......................     1,297.1                    1,208.8
                                                        --------                   --------
  Long-term debt, exclusive of current
     installments...................................       679.7    (131.0)(3e)       548.7
  Deferred income taxes.............................        17.1      (2.0)(3a)        15.1
SHAREHOLDERS' EQUITY
  Preferred stock at face value.....................       282.5     (25.0)(3d)       257.5
  Common Stock......................................        72.6       1.3 (3d)        73.9
  Additional paid-in capital........................       269.4      23.7 (3d)       293.1
  Retained earnings.................................       161.0      62.9 (3c)       223.9
                                                        --------                   --------
          Total shareholders' equity................       785.5                      848.4
                                                        --------                   --------
          Total Liabilities and Shareholders'
            Equity..................................    $2,779.4                   $2,621.0
                                                        ========                   ========

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated Balance Sheet.

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1
- ------

     The pro forma condensed consolidated statement of income reflects the following adjustments relating to the acquisition of Marshalls:

     (a) To record Marshalls historical results for the period January 29, 1995 through November 17, 1995, the period prior to the Company's acquisition of Marshalls.

            Net sales....................................................    $2,110.4
            Cost of sales including buying and occupancy costs...........     1,768.6
            Selling, general and administrative expenses.................       377.2
            Interest expense, net........................................         6.3
            Provision (benefit) for income taxes.........................       (16.6)

     (b) To record additional interest expense and amortization of deferred financing costs for the period January 29, 1995 through November 17, 1995.

     (c) To reflect a reduction in depreciation expense due to the net write-down of property to fair value for the period January 29, 1995 through November 17, 1995.

     (d) To record amortization of "Marshalls" trade name, net of reduction in amortization due to elimination of goodwill from prior acquisitions, for period January 29, 1995 through November 17, 1995.

     (e) To record the income tax (benefit) associated with pro forma adjustments b, c and d at a marginal tax rate of 40%.

     (f) To adjust preferred stock dividends for dilutive effect of additional dividends on preferred stock issued for acquisition of Marshalls.

     (g) To adjust weighted average shares outstanding for earnings per share calculations shares for dilutive effect of preferred stock issued for acquisition of Marshalls.

Note 2
- ------

     The pro forma condensed consolidated statement of income for the fiscal year ended January 27, 1996 and the thirteen weeks ended April 27, 1996 reflects the following adjustments for the initial public offering of Chadwick's stock.

     (a) To eliminate the net sales, expenses and tax provision relating to Chadwick's operating results as included in the consolidated results of the Company.

     (b) To reflect a reduction in interest expense as a result of the repayment of a portion of the term loan incurred from the acquisition of Marshalls, along with the related impact on the income tax provision.

     (c) To record 39% of Chadwick's net income as equity in the net earnings of minority owned subsidiary. Chadwick's net income for the fiscal year ended January 27, 1996 was $8.3 million which includes an after-tax extraordinary charge of $3.3 million for early retirement of debt, and was $6.7 million for the thirteen weeks ended April 27, 1996.

Note 3
- ------

     The pro forma condensed consolidated balance sheet reflects the following adjustments:

     (a) To eliminate the assets and liabilities of Chadwick's included in the consolidated results of the Company and reflect the net assets of Chadwick's as investment in Chadwick's of Boston, Ltd.

     (b) To reflect payment to the Company by Chadwick's of the balance of its inter-company indebtedness, after a $20 million forgiveness of debt via capital contribution by the Company.

     (c) To record net proceeds of $125.7 million (based on $15.00 per share) received from the Company's sale of 61% of its investment in Chadwick's, after the repayment of inter-company debt described above, and to record a gain of $62.9 million, after estimated taxes of $10 million.

     (d) The Company is required to redeem its outstanding Series D Preferred Stock from the proceeds of certain asset sales. It is assumed the Company will call the Series D Preferred Stock for redemption and that based on current market prices, the holders of the Series D Preferred Stock elect their conversion rights and convert into common stock.

     (e) To record repayment of long-term debt (including current installments) of $156.0 million. The net proceeds used to repay the debt include cash received from Chadwick's in repayment of its inter-company debt and the net proceeds from the stock offering, less taxes to be paid.

                                    [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the distribution of the securities being registered hereunder. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

        Securities and Exchange Commission registration fee.............  $309,303.60
        Printing and engraving fees.....................................      100,000
        Accountants' fees and expenses..................................       75,000
        Legal fees and expenses.........................................      200,000
        Blue Sky fees and expenses......................................       20,000
        Trustee and Transfer Agent fees and expenses....................       25,000
        Listing fees....................................................       25,000
        Rating agency fees and expenses.................................      150,000
        Miscellaneous expenses..........................................       50,000
                                                                          -----------
          Total.........................................................   954,303.60
                                                                          ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     The Registrant has entered into indemnification agreements with each of its directors and officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that such person is or was a director or officer or served at the Company's request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if such person is found not to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, except to the extent Delaware law permits broader contractual indemnification. These indemnification agreements provide procedures, presumptions and remedies which substantially strengthen the indemnification rights beyond those provided by the Registrant's Restated Certificate of Incorporation (the "Certificate") and by Delaware law.

     The Registrant's Certificate provides that each person who was or is made a party to, or is involved in, any action, suit, preceding or claim by reason of the fact that he or she is or was a director, officer or employee of the Registrant (or is or was serving at the request of the Registrant as a director, officer, trustee, employee or agent of any other enterprise including service with respect to employee benefit plans) shall be indemnified and held harmless by the Registrant, to the full extent permitted by Delaware law, as in effect from time to time, against all expenses (including attorneys' fees and expenses), judgements, fines, penalties and amounts to be paid in settlement incurred by such person in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim.

     The rights to indemnification and the payment of expenses provided by the Registrant's Certificate do not apply to any action, suit, proceeding or claim initiated by or on behalf of a person otherwise entitled to the benefit of such provisions. Any person seeking indemnification under the Registrant's Certificate shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. The Registrant's Certificate provides that the rights to indemnification and the payment of expenses provided thereby shall not be exclusive of any other right which any person may have or acquire under any statute, provision of the Registrant's Certificate or By-laws, or otherwise. Any repeal or modification of such indemnification provisions shall not adversely affect any right or protection of a director or officer with respect to any conduct of such director or officer occurring prior to such repeal or modification.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant has provided in its Certificate that its directors shall be exculpated from liability as provided under Delaware law.

ITEM 16. EXHIBITS

     The following is an index of all exhibits filed as a part of this Registration Statement, including exhibits previously filed, exhibits filed herewith and exhibits incorporated herein by reference.

     1        Underwriting Agreement.
     3(i).1   Second Restated Certificate of Incorporation filed June 5, 1985 (incorporated by reference to Exhibit (3i)(a) of the Form 10-K filed for the fiscal year ended January 28, 1995).
     3(i).2   Certificate of Amendment of Second Restated Certificate of Incorporation filed
              June 3, 1986 (incorporated by reference to Exhibit (3i)(b) of the Form 10-K for the fiscal year ended January 28, 1995).
     3(i).3   Certificate of Amendment of Second Restated Certificate of Incorporation filed
              June 2, 1987 (incorporated by reference to Exhibit (3i)(c) of the Form 10-K for the fiscal year ended January 28, 1995).
     3(i).4   Certificate of Amendment of Second Restated Certificate of Incorporation filed
              June 20, 1989 (incorporated by reference to Exhibit (3i)(d) of the Form 10-K for the fiscal year ended January 28, 1995).
     3(i).5   Certificate of Designations, Preferences and Rights of New Series A Cumulative
              Convertible Preferred Stock of the Company, filed August 12, 1992 (incorporated by reference to Exhibit (3i)(e) of the Form 10-K for the fiscal year ended
              January 28, 1995).

     3(i).6   Certificate of Designations, Preferences and Rights of $3.125 Series C
              Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit
              (3i)(f) of the Form 10-K for the fiscal year ended January 28, 1995).
     3(i).7   Certificate of Designations, Preferences and Rights of Series D Cumulative
              Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 of the
              Form 8-K dated November 17, 1995).
     3(i).8   Certificate of Designations, Preferences and Rights of Series E Cumulative
              Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 of the
              Form 8-K dated November 17, 1995).
     3(ii).1  The by-laws of the Company, as amended (incorporated by reference to Exhibit
              (3ii) of the Form 10-K for the fiscal year ended January 28, 1995).
     4.1      Composite copy of Share Purchase Agreements dated as of April 15, 1992 regarding Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4(c) of Form 10-K for the fiscal year ended January 30,
              1992).
     4.2      Exchange Agreement dated as of August 6, 1992 between the Company and holders of Company's New Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 19 of the Form 10-Q for the quarter ended July 25,
              1992).
     4.3      Standstill and Registration Rights Agreement dated as of November 17, 1995 dated as of November 17, 1995 between the Registrant and Melville Corporation
              (incorporated by reference to Exhibit 10.20 of the Form 10-K for the fiscal year ended January 27, 1996).
     4.4.     Indenture dated as of September 15, 1993 between TJX and The First National
              Bank of Chicago as Trustee relating to the Debt Securities (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-3
              No. 33-60059).
     4.5.     Form of Fixed Rate Note (incorporated by reference to Exhibit 4.1 of the
              Registrant's Registration Statement on Form S-3 No. 33-50259).
     4.6.     Form of Floating Rate Note (incorporated by reference to Exhibit 4.2 of the
              Registrant's Registration Statement on Form S-3 No. 33-50259).
     5        Opinion of Ropes & Gray.
    12.1      Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to
              Combined Fixed Charges and Preferred Stock Dividends.*
    23.1      Consent of Coopers & Lybrand L.L.P.
    23.2      Consent of KPMG Peat Marwick LLP.
    23.3      Consent of Ropes & Gray (see Exhibit 5.1).
    24        Power of Attorney (see page II-5).
    25        Statement of Eligibility and Qualification of Trustee on Form T-1.

- ---------------

* Included with the Registrant's Registration Statement on Form S-3 No. 333-5501 filed with the Commission on June 7, 1996.


ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described above in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes:

          (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (ii) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (ii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (e) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Framingham, Commonwealth of Massachusetts.

                                          THE TJX COMPANIES, INC.

                                          By: /s/   Donald G. Campbell

                                            ------------------------------------
                                                     Donald G. Campbell
                                            Executive Vice President -- Finance
Dated: June 17, 1996


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.


/s/                   *                           /s/            Donald G. Campbell
- ---------------------------------------------     ---------------------------------------------
Bernard Cammarata, President, Chief Executive          Donald G. Campbell, Executive Vice
            Officer and Director                  President -- Finance and Principal Financial
                                                             and Accounting Officer

/s/                   *                           /s/                   *
- ---------------------------------------------     ---------------------------------------------
         Phyllis B. Davis, Director                       Dennis F. Hightower, Director

/s/                   *                           /s/                   *
- ---------------------------------------------     ---------------------------------------------
         Richard G. Lesser, Director                        Arthur F. Loewy, Director

/s/                   *                           /s/                   *
- ---------------------------------------------     ---------------------------------------------
          John M. Nelson, Director                          John F. O'Brien, Director

/s/                   *                           /s/                   *
- ---------------------------------------------     ---------------------------------------------
         Robert F. Shapiro, Director                        Willow B. Shire, Director

/s/                   *                           /s/                   *
- ---------------------------------------------     ---------------------------------------------
          Burton S. Stern, Director                        Fletcher H. Wiley, Director

* By: /s/    Donald G. Campbell
- ---------------------------------------------
             Donald G. Campbell
              Attorney-in-Fact

Dated: June 17, 1996

                                          EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION                                 PAGE
- -----------                                     -----------                                 ----
   1            Underwriting Agreement......................................................
   3(i).1       Second Restated Certificate of Incorporation filed June 5, 1985
                (incorporated by reference to Exhibit (3i)(a) of the Form 10-K filed for the fiscal year ended January 28, 1995).........................................
   3(i).2       Certificate of Amendment of Second Restated Certificate of Incorporation
                filed June 3, 1986 (incorporated by reference to Exhibit (3i)(b) of the Form
                10-K for the fiscal year ended January 28, 1995)............................
   3(i).3       Certificate of Amendment of Second Restated Certificate of Incorporation
                filed June 2, 1987 (incorporated by reference to Exhibit (3i)(c) of the Form
                10-K for the fiscal year ended January 28, 1995)............................
   3(i).4       Certificate of Amendment of Second Restated Certificate of Incorporation
                filed June 20, 1989 (incorporated by reference to Exhibit (3i)(d) of the
                Form 10-K for the fiscal year ended January 28, 1995).......................
   3(i).5       Certificate of Designations, Preferences and Rights of New Series A
                Cumulative Convertible Preferred Stock of the Company, filed August 12, 1992
                (incorporated by reference to Exhibit (3i)(e) of the Form 10-K for the fiscal year ended January 28, 1995).........................................
   3(i).6       Certificate of Designations, Preferences and Rights of $3.125 Series C
                Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit
                (3i)(f) of the Form 10-K for the fiscal year ended January 28, 1995)........
   3(i).7       Certificate of Designations, Preferences and Rights of Series D Cumulative
                Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 of the Form 8-K dated November 17, 1995).......................................
   3(i).8       Certificate of Designations, Preferences and Rights of Series E Cumulative
                Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 of the Form 8-K dated November 17, 1995).......................................
   3(ii).1      The by-laws of the Company, as amended (incorporated by reference to Exhibit
                (3ii) of the Form 10-K for the fiscal year ended January 28, 1995)..........
   4.1          Composite copy of Share Purchase Agreements dated as of April 15, 1992 regarding Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4(c) of Form 10-K for the fiscal year ended January 30,
                1992).......................................................................
   4.2          Exchange Agreement dated as of August 6, 1992 between the Company and holders of Company's New Series A Cumulative Convertible Preferred Stock
                (incorporated by reference to Exhibit 19 of the Form 10-Q for the quarter ended July 25, 1992)........................................................
   4.3          Standstill and Registration Rights Agreement dated as of November 17, 1995 dated as of November 17, 1995 between the Registrant and Melville
                Corporation (incorporated by reference to Exhibit 10.20 of the Form 10-K for the fiscal year ended January 27, 1996).....................................
   4.4          Indenture dated as of September 15, 1993 between TJX and The First National
                Bank of Chicago as Trustee relating to the Debt Securities (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form
                S-3 No. 33-60059)...........................................................
   4.5.         Form of Fixed Rate Note (incorporated by reference to Exhibit 4.1 of the
                Registrant's Registration Statement on Form S-3 No. 33-50259)...............
   4.6.         Form of Floating Rate Note (incorporated by reference to Exhibit 4.2 of the
                Registrant's Registration Statement on Form S-3 No. 33-50259)...............
   5            Opinion of Ropes & Gray.....................................................

EXHIBIT NO.                                     DESCRIPTION                                 PAGE
- -----------                                     -----------                                 ----
  12.1          Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to
                Combined Fixed Charges and Preferred Stock Dividends.*......................
  23.1          Consent of Coopers & Lybrand L.L.P..........................................
  23.2          Consent of KPMG Peat Marwick LLP............................................
  23.3          Consent of Ropes & Gray (see Exhibit 5.1)...................................
  24            Power of Attorney (see page II-5)...........................................
  25            Statement of Eligibility and Qualification of Trustee on Form T-1...........

- ---------------

* Included with the Registrant's Registration Statement on Form S-3 No. 333-5501 filed with the Commission on June 7, 1996.